UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Telecom Italia S.p.A.

Piazza degli Affari 2,

20123 Milan, Italy

(Address of principal executive offices)

FOR THE MONTH OF OCTOBER, 2010

Commission File Number 001-13882

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of Telecom Italia Capital S.A. (Registration No. 333-156476) and Telecom Italia S.p.A. (Registration No. 333-156476-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

2010 Half-Yearly Financial Report	Introduction

INTRODUCTION

As used in this Report on Form 6-K, unless the context otherwise requires, the term “Company” means Telecom Italia S.p.A. the operating company for fixed and mobile telecommunications services in Italy and the holding company for various businesses, principally telecommunications, and the terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

¢ Presentation of Certain Financial and Other Information

Unless otherwise indicated, the financial information incorporated by reference in this report has been prepared in accordance with International Financial Reporting Standards issued by the IASB—International Accounting Standard Board (designated as “IFRS”).

Furthermore, pursuant to SEC Release No. 33-8879, “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP”, Telecom Italia includes Selected Financial Data prepared in compliance with IFRS, without reconciliation to U.S. GAAP.

The currency used by Telecom Italia in preparing its consolidated financial statements is the euro. References to “€”, “euro” and “Euro” are to the euro.

References to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to U.S. dollars.

References to “BRL” are to the Brasilian Reais.

For the purpose of this report, “billion” means a thousand million.

¢ Restatement of Financial Statements

The statement of financial position and separate income statement figures for the first half of 2009 have been restated for the correction of prior years’ errors—as defined by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors)—arising as a result of the Telecom Italia Sparkle case, described in detail in the Telecom Italia’s Annual Report on Form 20-F Amended for the year ended December 31, 2009 (the “2009 Annual Report”).

In addition, starting with the Unaudited Interim Consolidated Financial Statements at June 30, 2010 of the Telecom Italia Group, following a detailed review of the indirect taxes paid by the Group in the different fiscal jurisdictions and also in light of the forthcoming adoption of IFRS by the Tim Brasil group, some taxes paid in Brazil have been reclassified from “Other operating expenses” to “Revenues” and “Other income” as deductions. Other minor alignments, in terms of classification, have also been made. The periods presented for purposes of comparison have been duly reclassified.

Additional details on the principal impacts of the restatement and reclassifications are disclosed in the Note “Restatement for errors” and in the Note “Form, content and other general information” of the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

2010 Half-Yearly Financial Report	Introduction

¢ Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

This report may contain certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934 (the “1934 Act”), which reflect Telecom Italia’s management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2010-2012 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the impact of the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this report. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date of this report, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

When evaluating forward-looking statements, you should also consider the risk factors set forth in the 2009 Annual Report and subsequent annual reports on Form 20-F and other documents Telecom Italia files with the SEC.

2010 Half-Yearly Financial Report	Key Definitions

KEY DEFINITIONS

The following terms appearing in this Report on Form 6-K have the meanings set forth below.

IASB	means the International Accounting Standards Board.

IFRS	means International Financial Reporting Standards issued by the IASB.

Ordinary Shares	means the Ordinary Shares, €0.55 par value each, of Telecom Italia.

Savings Shares	means the Savings Shares, €0.55 par value each, of Telecom Italia.

Parent	means Telecom Italia S.p.A. or the Company.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

Telecom Italia Media	Telecom Italia Media is the Telecom Italia Group’s subsidiary operating in the Media business.

2010 Half-Yearly Financial Report	Description Of Telecom Italia

DESCRIPTION OF TELECOM ITALIA

Telecom Italia is a joint-stock company established under Italian law with registered offices in Milan at Piazza degli Affari 2, 20123 Milan, Italy. The telephone number is +39-02-85951. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. number 1580695, R.A.E.E. number IT08020000000799. The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

¢ Overview of the Telecom Italia Group’s Major Business Areas

Telecom Italia is the parent company of the Telecom Italia Group.

Following the sale in the first half of 2010 of HanseNet Telekommunication GmbH (a company operating in the broadband sector in Germany), which had already been classified in “Discontinued Operations/Non-current assets held for sale”, the European BroadBand Business Unit is no longer presented. The other companies of that Business Unit are now included in Other Operations (financial companies and other minor companies not associated with the core business of the Telecom Italia Group).

Beginning January 1, 2010, the companies Shared Service Center and HR Services, previously consolidated under Other Operations, are now consolidated in the Domestic Business Unit. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately restated.

Telecom Italia Group’s Business Units as of June 30, 2010 were as follows:

(*)	Main subsidiaries: Telecom Italia S.p.A.; Matrix S.p.A.; Telenergia S.p.A.; Telecontact Center S.p.A.; PAth.Net S.p.A.; HR Services S.r.l. and Shared Service Center S.r.l.

2010 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

SUMMARY SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as follows:

•	with respect to the separate consolidated income statement information, the unaudited financial data for the six-month periods ended June 30, 2010 and 2009 (restated data); and

•	with respect to the statement of financial position information, the unaudited financial data as of June 30, 2010 and the audited financial data as of December 31, 2009.

In the opinion of the management of Telecom Italia, the unaudited interim consolidated financial data of the Telecom Italia Group reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Telecom Italia Group’s consolidated results of operations for the unaudited interim periods. Results for the six-month period ended June 30, 2010, are not necessarily indicative of results that may be expected for the entire year.

Furthermore in the six months ended June 30, 2010 there were no material events or transactions (e.g. business combinations, disposals, significant transactions with related parties, including intragroup transactions) which would have required a specific disclosure in this report.

This financial information was prepared applying the same accounting policies and methods of computation as compared with our Consolidated Financial Statements as of December 31, 2009 included in the Telecom Italia S.p.A.’s 2009 Annual Report, to which reference should be made, except for the new standards and interpretations adopted by the Group since January 1, 2010 that did not have any impact on the Unaudited Interim Consolidated Financial Statements at June 30, 2010.

In addition, certain non-GAAP financial measures are presented.

2010 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

	Six months ended June 30,
Separate Consolidated Income Statement Data:	2010	2009 (Restated)
	(Unaudited) (millions of euros, except percentages, ratios, employees and per share amounts)
Revenues	13,223	13,321

Operating profit	2,881	2,685

Profit before tax from continuing operations	1,924	1,602

Profit from continuing operations	1,242	955
Profit (loss) from Discontinued operations/Non-current assets held for sale	(2)	(19)

Profit for the period	1,240	936
Of which:
• Profit attributable to owners of the Parent (1)	1,211	959

Investments
• Capital expenditures	2,021	1,922
• Financial	—	4

Financial Ratios
• Operating profit/Revenues (ROS)(%)	21.8	20.2

• Ratio of earnings to fixed charges(2)	2.73	2.43

Employees, average number in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	67,130	71,110
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	—	2,258

Basic and Diluted earnings per Share (EPS)(3):
• Ordinary Share	0.06	0.05
• Savings Share	0.07	0.06
Of which:
– From continuing operations:
• Ordinary Share	0.06	0.05
• Savings Share	0.07	0.06
– From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	—	—
• Savings Share	—	—

2010 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

	As of June 30, 2010	As of December 31, 2009
	(Unaudited)
	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	84,063	86,181

Equity:
• Equity attributable to owners of the Parent	26,870	25,952
• Non-controlling interests	1,364	1,168

Total Equity	28,234	27,120

Total liabilities	55,829	59,061

Total equity and liabilities	84,063	86,181

Share capital(4)	10,585	10,585

Net Financial Debt(5)	34,029	34,747

Employees, number in the Group at period-end, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at period-end)	70,590	71,384

Employees relating to the consolidated companies considered a Discontinued operations/Non-current assets held for sale (number at period-end)	—	2,205

	Six months ended June 30,
	2010	2009 (Restated)
	(Unaudited) (millions of euros)
Cash Flows from (used in) Operating Activities	2,974	3,073
Cash Flows from (used in) Investing Activities	(2,614)	(2,153)
Cash Flows from (used in) Financing Activities	(2,601)	691
Cash Flows from (used in) Discontinued operations/Non-current assets held for sale	—	22

Aggregate Cash Flows	(2,241)	1,633

2010 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

	As of and for the period ended
	June 30, 2010	December 31, 2009	June 30, 2009
Statistical Data:
Domestic fixed:
Fixed-line network connections in Italy at period-end (thousands)	18,062	18,525	19,170
Physical accesses (Consumer and Business) at period-end (thousands)	15,741	16,097	16,621
Voice pricing plans (thousands)	5,721	5,417	5,461
Broadband accesses in Italy at period-end (thousands)	8,958	8,741	8,443
Of which retail (thousands)	7,134	7,000	6,859
Virgilio average daily page views during the period (millions)	45.4	44.7	47.0
Virgilio average daily single visitors (millions)	3.6	3.2	3.1
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	110.5	110.5	109.3
• access and carrier network in optical fiber (millions of km—fiber)	4.1	4.1	3.9
Network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000	55,000
• Mediterranean (km of submarine cable)	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Total Traffic:
Minutes of traffic on the fixed-line network (billions)	63.9	134.4	70.2
• Domestic traffic	54.6	115.6	60.7
• International traffic	9.3	18.8	9.5
Domestic Mobile:
Number of mobile lines at period-end (thousands)	30,545	30,856	32,630
Of which prepaid lines (thousands)(6)	23,833	24,398	26,347
Change in mobile lines (%)	(1.0)	(11.3)	(6.2)
Churn rate(7)	11.5	29.4	14.5
Total mobile outgoing traffic per month (millions of minutes)	3,109	2,982	2,970
Total average mobile outgoing and incoming traffic per month (millions of minutes)	4,405	4,260	4,206
Average monthly mobile service revenues per line(8)	20.1	20.0	19.5
Brazil:
Number of mobile lines at period-end (thousands)	44,413	41,102	37,826
Media:
La7 audience share Free to Air (analog mode) (average during period, in %)	2.8	3.0	3.0
La7 audience share Free to Air (analog mode) (last month of period, in %)	3.1	2.9	3.4

(1)	For the purposes of IFRS, “Parent”, as used in this Report, means Telecom Italia S.p.A.
(2)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:
–	profit before tax from continuing operations;
–	“fixed charges” (as defined below);
–	amortization of capitalized interest and issue debt discounts or premiums;
–	dividends from associates and joint ventures accounted for using the equity method; and
–	share of losses of associates and joint ventures accounted for using the equity method;

and then subtracting:

–	capitalized interest for the applicable period; and
–	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:
–	interest expenses (both expensed and capitalized);
–	issue costs and any original issue debt discounts or premiums; and
–	an estimate of the interest within rental expense for operating leases.

(3)	In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Telecom Italia Group’s profit available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

2010 Half-Yearly Financial Report	Summary Selected Financial And Statistical Information

For the purpose of these calculations, the weighted average number of:

•	Ordinary Shares was 13,218,690,552 for the six months ended June 30, 2010 and 13,222,379,086 for the six months ended June 30, 2009; and

•	Savings Shares was 6,026,120,661 for the six months ended June 30, 2010 and 6,026,120,661 for the six months ended June 30, 2009.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s profit is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(4)	Share capital represents share capital issued net of the par value of treasury shares.
(5)	Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see the items “Non-GAAP Financial Measures” and “Liquidity and Capital Resources – Capital Resources” included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.
(6)	Excludes “not-human” Subscriber Identity Modules (SIM).
(7)	The data refers to total mobile lines. The churn rate for the period represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(8)	The values are calculated on the basis of revenues from mobile services (including revenues from prepaid cards and revenues from non-domestic traffic) divided by the average number of lines.

2010 Half-Yearly Financial Report	Non-GAAP Financial Measures

Non-GAAP Financial Measures

In this report, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”).

In this report the only non-GAAP measure utilized relates to Net Financial Debt.

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations (represented by gross debt) by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Non-controlling Interest), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets. Our management believes that our financial structure is sufficient to achieve our business plan and financial targets. Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts.

For further details on Net Financial Debt please see the item “Liquidity and Capital Resources – Capital Resources” included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

TELECOM ITALIA GROUP RESULTS OF OPERATIONS FOR THE SIX MONTHS

ENDED JUNE 30, 2010 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2009

The information in this section should be read in conjunction with the Telecom Italia Group’s Unaudited Interim Consolidated Financial Statements at June 30, 2010, and the Notes thereto, included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

	Six months ended June 30,
	2010	2009 (Restated)
	(Unaudited) (millions of euros)
Separate Consolidated Income Statement Data:
Revenues	13,223	13,321
Other income	104	115

Total operating revenues and other income	13,327	13,436

Acquisition of goods and services	(5,368)	(5,600)
Employee benefits expenses	(1,845)	(1,903)
Other operating expenses	(570)	(606)
Changes in inventories	(125)	(24)
Internally generated assets	314	244
Depreciation and amortization	(2,845)	(2,799)
Gains (losses) on disposals of non-current assets	(2)	(15)
Impairment reversals (losses) on non-current assets	(5)	(48)

Operating profit	2,881	2,685

Share of profits (losses) of associates and joint ventures accounted for using the equity method	39	33
Other income (expenses) from investments	2	(34)
Finance income	3,464	1,537
Finance expenses	(4,462)	(2,619)

Profit before tax from continuing operations	1,924	1,602
Income tax expense	(682)	(647)

Profit from continuing operations	1,242	955
Profit (loss) from Discontinued operations/Non-current assets held for sale	(2)	(19)

Profit for the period	1,240	936
Attributable to:
• Owners of the Parent	1,211	959
• Non-controlling interests	29	(23)

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

¢ Telecom Italia Group Consolidated Results

The following table summarizes the main factors which affected the change in consolidated profit attributable to owners of the Parent in the six months ended June 30, 2010:

❖REVENUES

Revenues amounted to 13,223 million euros in the first half of 2010, a decrease of 98 million euros, or 0.7%, compared to 13,321 million euros in the same period of 2009.

The breakdown of Revenues by operating segment is the following:

	Six months ended June 30,
	2010		2009 (Restated)		Changes
	Gross revenues (1) (a)	% of Consolidated revenues	Gross revenues (1) (b)	% of Consolidated revenues	(a-b)%
	(millions of euros, except percentages)
Domestic	10,091	76.3	10,892	81.8	(801)	(7.4)
Brazil	2,875	21.7	2,196	16.5	679	30.9
Media, Olivetti and Other Operations(2)	346	2.6	313	2.3	33	10.5
Adjustments and eliminations	(89)	(0.6)	(80)	(0.6)	(9)	(11.3)

Total Revenues	13,223	100.0	13,321	100.0	(98)	(0.7)

(1)	Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(2)	The Other Operations of the Telecom Italia Group consist of the financial companies and other minor companies not associated with the core business of the Telecom Italia Group.

The Domestic Business Unit (divided in Core Domestic and International Wholesale), although experiencing a decrease in revenues in the first half of 2010 compared to the first half of 2009, continued to exhibit a trend of increasing revenues, which was also seen in the first quarter of 2010, in the Services component. Handset sales, on the other hand, continued to decrease, consistent with the rationalization of the product portfolio focusing more on quality, with a higher percentage of hi-tech handsets and devices using mobile internet, and on the better profit margins from these handsets and devices.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

As for the Brazil Business Unit, revenues recorded an increase of 30.9% in the first half of 2010 over the same period of the prior year. The positive trend in service revenues, driven by the increase in the customer base (+3.3 million lines at June 30, 2010 compared to the end of 2009), was partly countered by a decrease in sales of handsets.

The table below sets forth revenues by geographical area (by the location of operations) and the percentage of total consolidated revenues for the six month periods ended June 30, 2010 and 2009:

	Six months ended June 30,
	2010		2009 (Restated)
	(millions of euros, except percentages)
Geographical area
Italy	10,154	76.8%	10,929	82.0%
Abroad	3,069	23.2%	2,392	18.0%

Total consolidated revenues	13,223	100.0%	13,321	100.0%

❖ OTHER INCOME

Details are as follows:

	Six months ended June 30,
	2010	2009 (Restated)
	(millions of euros)
Late payment fees charged for telephone services	35	34
Recovery of employee benefit expenses, purchases and services rendered	19	16
Capital and operating grants	17	29
Damage compensations, penalties and sundry recoveries	7	6
Sundry income	26	30

Total	104	115

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

❖ OPERATING EXPENSES

Our operating expenses amounted to 10,446 million euros in the first half of 2010, a reduction of 305 million euros, or 2.8%, compared to 10,751 million euros in the same period of 2009; such decrease is detailed as follows:

•	Acquisition of goods and services

Acquisition of goods and services amounted to 5,368 million euros in the first half of 2010, a decrease of 232 million euros (-4.1%) compared to the first half of 2009 (5,600 million euros). The reduction would be considerably higher (-526 million euros) if the positive exchange effect of the Brazil Business Unit would have been excluded (+294 million euros). The reductions, mainly attributable to the Domestic Business Unit, refer to purchases of goods and products for marketing and to the costs for the portion of revenues to be paid to other operators.

In detail:

	Six months ended June 30,
	2010	2009 (Restated)	Change
	(millions of euros)
Purchases of goods	559	854	(295)
Portion of revenues to be paid to other operators and interconnection costs	2,154	2,189	(35)
Commercial and advertising costs	987	921	66
Power, maintenance and outsourced services	595	602	(7)
Rent and leases	289	287	2
Other service expenses	784	747	37

Total	5,368	5,600	(232)

•	Employee benefits expenses

Details are as follows:

	Six months ended June 30,
	2010	2009 (Restated)	Change
	(millions of euros)
Total employee benefits expenses – Italy	1,674	1,774	(100)
Total employee benefits expenses – Foreign	171	129	42

Total employee benefits expenses	1,845	1,903	(58)

In the Italian component of ordinary employee benefits expenses, the reduction of 100 million euros is mainly due to the decrease in the number of the average salaried workforce (-3,368 compared to the first half of 2009; of that number, -434 refer to the application of the so-called solidarity contracts for Telecom Italia S.p.A. Directory Assistance).

In the foreign component of employee benefits expenses, the increase of 42 million euros is due to the exchange effect (+22 million euros) and the entry of the company Intelig in the scope of consolidation of the Brazil Business Unit.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

The average salaried number of the workforce is the following:

	Six months ended June 30,
	2010	2009	Change
	(units)
Average salaried workforce – Italy	57,731	61,099	(3,368)
Average salaried workforce – Foreign	9,399	10,011	(612)

Total average salaried workforce(1)	67,130	71,110	(3,980)
Discontinued operations(2) – Foreign	—	2,258	(2,258)

Total average salaried workforce – including Discontinued operations (2)	67,130	73,368	(6,238)

(1)	Includes the average headcount with temp work contracts: 77 in the first half of 2010 (512 in the first half of 2009).
(2)	In the first half of 2009, the figure refers to HanseNet Telekommunikation GmbH, sold at the beginning of 2010.

Employees at June 30, 2010 were as follows:

	As of June 30, 2010	As of December 31, 2009	Change
	(units)
Employees – Italy	60,455	60,872	(417)
Employees – Foreign	10,135	10,512	(377)

Total(1)	70,590	71,384	(794)

Discontinued operations(2) – Foreign	—	2,205	(2,205)

Total – including Discontinued operations(2)	70,590	73,589	(2,999)

(1)	Includes employees with temp work contracts: 84 at June 30, 2010 and 56 at December 31, 2009.
(2)	At December 31, 2009, the figure refers to HanseNet Telekommunikation GmbH, sold at the beginning of 2010.

•	Other operating expenses

Details are as follows:

	Six months ended June 30,
	2010	2009 (Restated)	Change
	(millions of euros)
Writedowns and expenses in connection with credit management	236	273	(37)
Provision charges	38	45	(7)
Telecommunications operating fees and charges	208	143	65
Indirect duties and taxes	58	65	(7)
Penalties, settlement compensation and administrative sanctions	9	46	(37)
Association dues and fees, donations, scholarships and traineeships	12	13	(1)
Sundry expenses	9	21	(12)

Total operating expenses	570	606	(36)

Other operating expenses decreased by 36 million euros in the first half of 2010 compared to the first half of 2009 despite the positive exchange effect of the Brazil Business Unit (+50 million euros).

In the first half of 2010, specifically, writedowns and expenses in connection with credit management included mainly 154 million euros relating to the Domestic Business Unit (189 million euros in the first half of 2009) and 77 million euros relating to the Brazil Business Unit (82 million euros in the first half of 2009).

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

Provision charges recorded mainly for pending disputes included 19 million euros relating to the Domestic Business Unit (32 million euros in the first half of 2009) and 17 million euros relating to the Brazil Business Unit (11 million euros in the first half of 2009).

The increase of 65 million euros in the Telecommunications operating fees was entirely due to the Brazil Business Unit and included a positive exchange effect of +26 million euros.

•	Depreciation and amortization

Details are as follow:

	Six months ended June 30,
	2010	2009 (Restated)	Change
	(millions of euros)
Amortization of intangible assets with a finite useful life	1,183	1,103	80
Depreciation of property, plant and equipment – owned and leased	1,662	1,696	(34)

Total	2,845	2,799	46

The increase in amortization and depreciation charges was mainly due to the net effect of the change in the Brazilian real/euro exchange rate (+111 million euros) and higher charges by the Brazil Business Unit (+56 million euros, excluding the exchange effect), countered by the reduction in amortization and depreciation charges recorded by the Domestic Business Unit
(-119 million euros).

•	Net losses on disposals of non-current assets

Net losses on disposals of non-current assets totalled 2 million euros in the first half of 2010; in the first half of 2009, net losses were 15 million euros, including the negative impact of 11 million from the sale of the 60% stake in Telecom Media News.

•	Impairment losses on non-current assets

The impairment losses on non-current assets amounted to 5 million euros in the first half of 2010 and related mainly to software development by the Domestic Business Unit. In the first half of 2009, net impairment losses on non-current assets amounted to 48 million euros and referred to some software development for the Domestic Business Unit’s credit management platform, no longer usable in light of the fixed-mobile convergence process.

❖ OPERATING PROFIT

Operating profit was 2,881 million euros in the first half of 2010, an increase of 196 million euros compared to the first half of 2009 (+7.3%). The operating profit margin increased from 20.2% in the first half of 2009 to 21.8% in the first half of 2010.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

❖ SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Details are as follows:

	Six months ended June 30,
	2010	2009 (Restated)	Change
	(millions of euros)
ETECSA	36	31	5
Other	3	2	1

Total	39	33	6

❖ OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments in the first half of 2010 amounted to a positive 2 million euros and principally included the net gains on the disposal of investments in minor companies. In the first half of 2009, Other income (expenses) from investments was a negative 34 million euros and included the writedown of 39 million euros on the investments in the Italtel Group.

❖ FINANCE INCOME (EXPENSES)

Details are as follows:

	Six months ended June 30,
	2010	2009 (Restated)	Change
	(millions of euros)
Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	—	5	(5)
Early closing of derivative instruments	(9)	12	(21)
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(989)	(1,099)	110

Total	(998)	(1,082)	84

The change in finance income (expenses) was impacted by decreases in applicable interest rates and lower net debt exposure.

❖ INCOME TAX EXPENSES

Income tax expense was 682 million euros in the first half of 2010, an increase of 35 million euros compared to the first half of 2009, mainly as a result of a higher taxable base.

❖ PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In the first half of 2010, profit (loss) from discontinued operations/non-current assets held for sale was a loss of 2 million euros and included expenses incurred in connection with sales transactions of prior years. In the first half of 2009, profit (loss) from discontinued operations/non-current assets held for sale was a loss of 19 million euros and related to the contribution to the consolidated financial statements of HanseNet, sold at the beginning of 2010.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

¢ Business Units Financial Data

The highlights of the Telecom Italia Group are presented in this 2010 Half-yearly Financial Report according to the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•	Brazil Business Unit: includes telecommunications operations in Brazil;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes manufacturing operations for digital printing systems, office products and Information Technology services;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Following the sale in the first half of 2010 of HanseNet, which had already been classified in Discontinued Operations, the European BroadBand Business Unit is no longer presented. The other companies of that Business Unit are now included in Other Operations.

Beginning January 1, 2010, the companies Shared Service Center and HR Services, previously consolidated under Other Operations, are now consolidated in the Domestic Business Unit. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately restated.

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

		Domestic	Brazil	Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
Revenues(1)	2010 first half 2009 first half (Restated)	10,091 10,892	2,875 2,196	127 114		176 153		43 46		(89 (80	) )	13,223 13,321

Operating profit (loss)	2010 first half 2009 first half (Restated)	2,758 2,711	165 37	(21 (47	) )	(18 (15	) )	(14 (11	) )	11 10		2,881 2,685

Capital expenditures	2010 first half 2009 first half (Restated)	1,487 1,604	507 288	21 24		3 2		3 4		— —		2,021 1,922

Number of employees(2)	As of June 30, 2010 As of Dec. 31, 2009	58,899 59,367	9,415 9,783	803 757		1,105 1,098		368 379		— —		70,590 71,384

(1)	Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(2)	The number of employees at period-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temp work contracts.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

❖ DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in Italy in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Domestic Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

As regards to the new “customer centric” organization which the Telecom Italia Group has adopted for the domestic market since 2009, the manner of representing the Business Unit has changed from the one presented in the Telecom Italia’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “2008 Annual Report”) in which such information had been organized by fixed and mobile “technology”. For 2010, details of revenues will still be reported by fixed and mobile technology.

The principal operating and financial data of the Domestic Business Unit are now reported according to two Cash-generating units (CGU):

•

Core Domestic: includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

•

Consumer: comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and the web portal/services of the company Matrix;

•

Business: is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (Small and Medium Enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets;

•

Top: comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for the Top, Public Sector, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets;

•

National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the domestic market;

•	Other (support structures) includes:

¡	Technology & Operations: services related to the development, building and operation of network infrastructures, real estate properties – plant and information technology, in addition to delivery and assurance processes regarding clientele services;
¡	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group (Telenergia) offered to the market and other Business Units.

•

International Wholesale: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit. Starting from the first half of 2010, the companies HR Services and Shared Service Center are consolidated in the Domestic Business Unit. The companies’ activities largely relate to services provided internally to the Business Unit. The data for comparative periods have been appropriately reclassified.

	Six months ended June 30,
	2010	2009 (Restated)	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues	10,091	10,892	(801)	(7.4)
Operating profit	2,758	2,711	47	1.7
• % of Revenues	27.3	24.9
Capital expenditures	1,487	1,604	(117)	(7.3)
Employees at period-end (units)	58,899	(*) 59,367	(468)	(0.8)

(*)	The number of employees is referred to December 31, 2009.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

Core Domestic

	Six months ended June 30,
	2010	2009 (Restated)	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues (1)	9,563	10,337	(774)	(7.5)
• Consumer	4,941	5,544	(603)	(10.9)
• Business	1,784	1,911	(127)	(6.6)
• Top	1,708	1,816	(108)	(5.9)
• National Wholesale	1,029	974	55	5.6
• Other	101	92	9	9.8
Operating profit	2,672	2,603	69	2.7
% of Revenues	27.9	25.2
Capital expenditures	1,460	1,573	(113)	(7.2)
Employees at period-end (units)	57,650	(*)58,098	(448)	(0.8)

(1)	The amounts indicated are net of intrasegment transactions.
(*)	The number of employees is referred to December 31, 2009.

As regards the market segments, for the first half of 2010, the following changes compared to the corresponding period of 2009 are noted:

•

Consumer: the reduction in revenues of the Consumer segment in the first half of 2010 was 603 million euros (-10.9%), of which 482 million euros (-9.1%) related to service revenues and 121 million euros to product revenues. The decrease in service revenues is principally attributable to the contraction in voice service revenues, particularly Fixed-line voice
(-212 million euros) and outgoing Mobile voice (-230 million euros), largely generated by the marketing policies commenced in the second half of 2009 aimed at bringing prices to a more competitive level and also the shrinkage of the customer base, which however exhibited an upward trend due to the first benefits from the new commercial policy. Such contraction in revenues was also affected by the trend in Mobile termination revenues (-87 million euros, of which -56 million euros can be traced to the effect of the reduction in rates). Conversely, the other non-traditional business areas (VAS and internet), despite the slight drop in text messaging revenues (-40 million euros) and mobile content (-13 million euros), showed an increase over 2009 due to the continued growth of both Fixed (+48 million euros), and Mobile (+42 million euros) broadband services;

•

Business: the Business segment recorded a reduction in revenues of 127 million euros (-6.6%) in the first half of 2010, although continuing to reflect in the second quarter of 2010 a trend of smaller decreases in revenues over preceding quarters (in the second quarter of 2010: -5.4%; in the first quarter of 2010: -8.0%; in the fourth quarter of 2009: -10.2%). This improved performance, registered in both the Fixed and Mobile areas, has been the outcome of the marketing policies commenced in the second half of 2009 and aimed at more effectively protecting the Customer Base and also a better quality of acquired customers (especially in the Mobile area). In the Fixed area, the contraction in Voice Accesses in the second quarter of 2010 (-24,000) was less than the contraction in the first quarter of 2010 (-25,000). Broadband Accesses grew by 16,000, lower than the growth of the first quarter of 2010 (+27,000), which was the highest since the second quarter of 2008. In Mobile, the net increase in total lines (+105,000) is the highest recorded since the second quarter of 2008;

•

Top: the Top segment has registered a reduction in revenues of 108 million euros (-5.9%) in the first half of 2010 compared to the same period of 2009. However, the trend improved in the second quarter of 2010 (-4.8%) compared to the first quarter of 2010 (-7.2%) which is correlated to the growth of sales and Fixed and Mobile revenues which basically held steady. Such result was achieved despite a constantly declining scenario in Voice and Data Revenues in the Fixed area (largely owing to price dynamics typical of mature services) countered by the increase in ICT Services (Service Revenues +1.3%) and Mobile Revenues (+10.5%), with the latter supported by the continual increase in the Customer Base and VAS (+29.5%), especially Interactive services (+32.2%);

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

•

National Wholesale: the increase in revenues (+55 million euros, +5.6%) in the first half of 2010 compared to the first half of 2009 was generated by the growth of the customer base of the OLOs (Other Licensed Operators) for Local Loop Unbundling, Wholesale Line Rental and Bitstream.

International Wholesale

	Six months ended June 30,
	2010	2009 (Restated)	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues	805	877	(72)	(8.2)
• Of which third parties	580	621	(41)	(6.6)
Operating profit	84	115	(31)	(27.0)
% of Revenues	10.4	13.1
Capital expenditures	29	31	(2)	(6.5)
Employees at period-end (units)	1,249	(*)1,269	(20)	(1.6)

(*)	The number of employees is referred to December 31, 2009.

In the first half of 2010, International Wholesale (the Telecom Italia Sparkle group) reported revenues of 805 million euros, down 72 million euros compared to the same period of 2009 (-8.2%) due mainly to the reduction of voice services (-69 million euros).

***

In addition to the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports for previous periods.

Revenues

Revenues of the Domestic Business Unit by technology and market segment are reported below:

	Six months ended June 30,
	2010			2009 (Restated)			Change %
Market segment	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)
	(millions of euros)
Consumer	4,941	2,383	2,673	5,544	2,552	3,151	(10.9)	(6.6)	(15.2)
Business	1,784	1,175	634	1,911	1,271	672	(6.6)	(7.6)	(5.7)
Top	1,708	1,305	452	1,816	1,449	409	(5.9)	(9.9)	10.5
National Wholesale	1,029	1,450	126	974	1,348	68	5.6	7.6	85.3
Other (support structures)	101	98	23	92	97	12	9.8	1.0	91.7

Total Core Domestic	9,563	6,411	3,908	10,337	6,717	4,312	(7.5)	(4.6)	(9.4)
International Wholesale	805	805	—	877	877	—	(8.2)	(8.2)	—
Eliminations	(277)	(158)	—	(322)	(193)	—	—	—	—

Total Domestic	10,091	7,058	3,908	10,892	7,401	4,312	(7.4)	(4.6)	(9.4)

(1)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Fixed Telecommunications

In the first half of 2010, fixed telecommunications revenues amounted to 7,058 million euros, decreasing 343 million euros (-4.6%) compared to the corresponding period of the prior year.

At June 30, 2010, the number of retail voice accesses was 15.7 million (-356,000 accesses compared to December 31, 2009). The wholesale customer portfolio increased and reached approximately 6.5 million accesses (+297,000 accesses compared to December 31, 2009).

The total broadband portfolio at June 30, 2010 was equal to approximately 9 million accesses (+217,000 accesses compared to December 31, 2009), of which wholesale was over 1.8 million.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

The following chart shows the trend of revenues in the major business areas:

Retail voice

	Six months ended June 30,
	2010		2009 (Restated)		Change
		%		%		%
	(millions of euros, except percentages)
Traffic	1,215	38.9	1,422	40.6	(207)	(14.6)
Accesses	1,653	52.9	1,778	50.8	(125)	(7.0)
VAS voice services	90	2.9	108	3.1	(18)	(16.7)
Voice products	165	5.3	194	5.5	(29)	(14.9)

Total Retail Voice	3,123	100.0	3,502	100.0	(379)	(10.8)

Retail voice revenues, in all market segments, has shown an ongoing reduction in the customer base, which nevertheless display a continuing improvement due partly to the launch of the new customer plans “Voce senza limiti” in the Consumer segment, and in traffic volumes, due to the competitive environment in which the Group operates. Combined with these changes, was a reduction of regulated fixed-mobile termination rates. In particular, the decrease in revenues from accesses in the retail area (-125 million euros) is compensated in part, in the domestic business, by the expansion of national Wholesale services (+53 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

Internet

	Six months ended June 30,
	2010		2009 (Restated)		Change
		%		%		%
	(millions of euros, except percentages)
Total Internet	888	100.0	841	100.0	47	5.6

of which content/portal	71	8.1	69	8.3	2	2.9

Revenues from internet amounted to 888 million euros in the first half of 2010, an increase of 47 million euros (+5.6%) compared to the same period of 2009, due primarily to the growth of Broadband, whose total domestic retail broadband access portfolio reached over 7.1 million accesses at June 30, 2010, an increase of 134,000 units compared to the end of 2009. Flat-rate packages at such date accounted for 85% (83% at year-end 2009) of contracts due in part to new plans developed to target the Consumer segment “Internet senza limiti” and “Tutto senza limiti”.

Business Data

	Six months ended June 30,
	2010		2009 (Restated)		Change
		%		%		%
	(millions of euros, except percentages)
Leased lines	83	11.0	97	11.7	(14)	(14.4)
Data transmission	237	31.2	259	31.4	(22)	(8.5)
Data products	82	10.8	95	11.5	(13)	(13.7)
ICT	357	47.0	375	45.4	(18)	(4.8)
• of which ICT services	242		240		2	0.8
• of which ICT products	115		135		(20)	(14.8)

Total Data Business	759	100.0	826	100.0	(67)	(8.1)

Revenues of the Business Data area decreased by 67 million euros (-8.1%) in the first half of 2010 compared to the same period of 2009. The change reflects the current negative economic picture and the contraction of prices for traditional leased lines and data transmission business. Specifically, the reduction of revenues in the ICT area has been 18 million euros (-4.8%) owing to the slump in product sales (-20 million euros) consistently with the policy focusing on revenues with a higher margin, while the services area continues to grow (+2 million; +0.8%).

Wholesale

	Six months ended June 30,
	2010		2009 (Restated)		Change
		%		%		%
	(millions of euros, except percentages)
National Wholesale	1,511	72.2	1,417	69.3	94	6.6
International Wholesale (1)	582	27.8	629	30.7	(47)	(7.5)

Total Wholesale	2,093	100.0	2,046	100.0	47	2.3

(1)	Includes sales to the third-party market and to domestic Mobile Telecommunications.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

The customer portfolio of Telecom Italia’s wholesale division reached about 6.5 million accesses for voice services and 1.8 million for broadband services at the end of June 2010.

On the whole, revenues from national wholesale services showed an increase of 94 million euros (+6.6%) in the first half of 2010 compared to the same period of 2009. The change in wholesale revenues was related to the expansion of the customer base of alternative operators served through the various types of accesses.

Mobile Telecommunications Revenues

Mobile telecommunications revenues amounted to 3,908 million euros in the first half of 2010, a decrease of 404 million euros
(-9.4%) compared to the first half of 2009. In particular, revenues from services posted a decline of 7.3% and product revenues a contraction of 45.8%.

At June 30, 2010, the number of Telecom Italia mobile lines was approximately 30.5 million, an increase of 152,000 lines compared to the end of the first quarter of 2010. The reduction compared to December 31, 2009 can be attributed to a greater selectivity in the sales policy focused on higher-value customers.

The following chart summarizes the trend of the main types of revenues.

Outgoing Voice

Outgoing voice revenues totaled 2,048 million euros in the first half of 2010, a decrease of 292 million euros (-12.5%) compared to the same period of 2009. The reduction was due mainly to the sales policies begun in the fourth quarter of 2009 and geared to bringing prices to more competitive levels, particularly encouraging traffic within the TIM customer community.

Incoming Voice

Incoming voice revenues amounted to 715 million euros in the first half of 2010, a decrease of 61 million euros (-7.9%) compared to the same period of 2009, principally due to the reduction in the termination prices on the mobile network.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

Value-Added Services (VAS)

Value-added services (VAS) revenues amounted to 1,022 million euros, increasing 5.5% compared to the same period of 2009. Such growth was primarily attributable to interactive VAS which increased 18.6%, due, in particular, to the contribution made by Browsing revenues (+28.9%). The ratio of VAS revenues to revenues from services was approximately 27%.

Handset Sales

Handset sales revenues were 123 million euros in the first half of 2010, a decrease of 104 million euros (-45.8%) compared to the same period of 2009. The rationalization of the equipment portfolio continued focusing more on quality, with a higher percentage of hi-tech handsets and devices using mobile internet, and on the profit margins from these handsets and devices.

Operating profit

Operating profit was 2,758 million euros in the first half of 2010, an increase of 47 million euros (+1.7%) compared to the corresponding period of 2009. The Operating profit margin was 27.3% in the first half of 2010 (24.9% in the first half of 2009).

The Operating profit performance was impacted by the change in the following line items:

•

acquisition of goods and services totaled 3,586 million euros in the first half of 2010, a decrease of 532 million euros (-12.9%) compared to the same period of 2009. The decrease was mainly due to a reduction in the amounts to be paid to other operators due to the effect of the development of the “Community TIM” rate plan and the reduction in the termination rates of voice calls on the network of other operators from fixed and mobile networks. Lower purchases of equipment for resale also contributed to the reduction, particularly the cost of handsets owing to the new mobile marketing policy. Commercial expenses for customer acquisition costs were also down due to the Group’s strategy of focusing on higher-value customers;

•

employee benefits expenses amounted to 1,627 million euros in the first half of 2010, decreasing 95 million euros compared to the same period of 2009, mainly due to the contraction in the employees of the average salaried workforce (an average of -3,192 compared to the first half of 2009).

The Operating profit performance can be also attributed, apart from the aforementioned factors, to lower depreciation and amortization charges of 119 million euros in the first half of 2010.

Capital expenditures

Capital expenditures were 1,487 million euros in the first half of 2010, a decrease of 117 million euros compared to the same period of 2009. The change is largely due to lower capital expenditures for Network and Service Platforms.

The percentage of capital expenditures to revenues was 14.7% in the first half of 2010 and was in line with the first half of 2009.

Employees

Employees were 58,899, with a reduction of 468 compared to December 31, 2009; the figure included 8 people with temp work contracts (5 at December 31, 2009).

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

❖ BRAZIL

The Telecom Italia Group operates in the mobile and fixed telecommunications markets in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM and TDMA technologies. Moreover, following the acquisition of Intelig Telecomunicações at the end of 2009, fiber-optic data transmission services are offered using full IP technology such as DWDM and MPLS.

The following table sets forth, for the periods indicated, certain financial and other data for Brazil Business Unit.

	Six months ended June 30,
	2010	2009	2010	2009	Change
	(a)	(b)	(c)	(d)	(c-d)	% (c-d)/d
	(millions of euros, except employees and percentages)		(millions of BRL, except employees and percentages)
Revenues	2,875	2,196	6,855	6,419	436	6.8
Operating profit	165	37	393	107	286	267.3
% of Revenues	5.7	1.7	5.7	1.7
Capital expenditures	507	288	1,210	843	367	43.5
Employees at period-end (units)	9,415	(*) 9,783	9,415	(*) 9,783	(368)	(3.8)

(*)	Employees at December 31, 2009.

Revenues

Revenues totaled 6,855 million Brazilian reais in the first half of 2010, an increase of 436 million Brazilian reais compared to the first half of 2009 (+6.8%). Revenues in the first half of 2009, restated to take into account the change in the scope of consolidation owing to the entry of the fixed network Brazilian operator Intelig Telecomunicações Ltda, amounted to 6,711 million Brazilian reais. Service revenues increased from 5,874 million Brazilian reais in the first half of 2009 to 6,526 million Brazilian reais in the first half of 2010 (+11.1%). Product revenues fell from 545 million Brazilian reais in the first half of 2009 to 329 million Brazilian reais in the first half of 2010 (-39.6%).

The monthly ARPU, or average revenue per user, was 24.3 Brazilian reais at June 2010 compared to 26.8 Brazilian reais at June 2009. Total mobile lines at June 30, 2010 were 44.4 million, up 17.4% compared to June 30, 2009, corresponding to a 24.0% market share of mobile lines.

Operating profit

Operating profit amounted to 393 million Brazilian reais in the first half of 2010, an increase of 286 million Brazilian reais compared to the first half of 2009.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totaled 3,758 million Brazilian reais in the first half of 2010 (3,860 million Brazilian reais in the first half of 2009). The reduction compared to the same period of the prior year (-102 million Brazilian reais) was largely the result of decreases of 303 million Brazilian reais in purchases of raw materials, auxiliaries, consumables and merchandise and of 12 million Brazilian reais in the portion of revenues to be paid to other TLC operators (1,295 million Brazilian reais in the first half of 2010 and 1,307 million Brazilian reais in the first half of 2009). These reductions were partly offset by the increase of 106 million Brazilian reais in commissions, sales commission, other sales costs and advertising and promotion costs (for a total of 1,044

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

million Brazilian reais in the first half of 2010) and the increase of 107 million Brazilian reais in rent and lease costs (529 million Brazilian reais in the first half of 2010);

•

employee benefits expenses amounted to 337 million Brazilian reais in the first half of 2010, increasing 49 million Brazilian reais compared to the first half of 2009 (+17%) due to a variation in the composition and in the unit cost of the workforce. Average employees fell from 9,259 in the first half of 2009 to 8,692 in the first half of 2010. The percentage of employee benefits expenses to revenues was 4.9%, increasing 0.4 percentage points compared to the first half of 2009. On a comparable consolidation basis, employees benefits expenses would have been 16 million Brazilian reais higher compared to the first half of 2009;

•	other operating expenses amounted to 692 million Brazilian reais in the first half of 2010, an increase of 6.1% compared to the first half of 2009 (652 million Brazilian reais).

Such expenses consist of the following:

	Six months ended June 30,		Change
	2010	2009		%
	(millions of Brazilian reais)
Writedowns and expenses in connection with credit management	183	240	(57)	(23.8)
Provision charges	43	32	11	34.4
Telecommunications operating fees and charges	435	340	95	27.9
Indirect duties and taxes	15	24	(9)	(37.5)
Sundry expenses	16	16	—

Total	692	652	40	6.1

Moreover, amortization and depreciation charges increased by 134 million Brazilian reais (1,563 million Brazilian reais in the first half of 2010 compared to 1,429 million Brazilian reais in the first half of 2009).

Capital expenditures

Capital expenditures amount to 1,210 million Brazilian reais, increasing 367 million Brazilian reais compared to the first half of 2009, mainly on account of higher network capital expenditures (2G and 3G technology) and IT platforms. The 2G (voice) capital expenditure plan is directed towards improving the capacity, the coverage and the quality of the network, supporting the increase in traffic due to higher ‘on net’ volumes. Capital expenditures for 3G coverage are also continuing in accordance with the regulatory plan and market developments.

Employees

Employees were 9,415 at June 30, 2010, a reduction of 368 people compared to December 31, 2009 (9,783 units).

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

❖ MEDIA

The Telecom Italia Media Group operates in the following business segments: Telecom Italia Media S.p.A., MTV Group and Network Operator, in particular:

-	Telecom Italia Media S.p.A.: activities conducted by the company relating to the television broadcasting stations La7 and La7D (the station launched at the end of March 2010) and those relating to the Digital Content of the Telecom Italia Group for the creation and production of content for the innovative platforms of Telecom Italia and the web;

-	MTV Group: activities carried out by MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasting stations MTV and MTV+ (the station launched in May 2010), the 360-degree Playmaker production unit, the production of musical, multimedia and satellite channel platforms, in addition to MTV Mobile and multimedia (Web);

-	Network Operator (TIMB): activities conducted by Telecom Italia Media Broadcasting for the operation of the analog and digital transmission networks of the La7, La7D and MTV channels and Digital Multiplex channels operated by the Group, in addition to offerings for accessory services and radio and television signal transmission platforms to companies of the Group and third parties.

In May 2009, as part of the actions designed to regain profitability as set out in the Business Plan, Telecom Italia Media S.p.A. sold a 60% stake in Telecom Media News, which controls the APCom press agency, one of the major operators in primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group).

Key results of the Business Unit in the first half of 2010, compared to the first half of 2009 are presented in the following table.

	Six months ended June 30,
	2010	2009	Change
	(millions of euros, except percentages and employees)%
Revenues	127	114	13	11.4
Operating profit	(21)	(47)	26	55.3
% of Revenues	(16.5)	(41.2)
Capital expenditures	21	24	(3)	(12.5)
Employees at period-end (units)	803	(*) 757	46	6.1

(*)	The number of employees is referred to December 31, 2009.

The principal operating data of the company Telecom Media News up to April 30, 2009 are as follows:

1/1 - 4/30/ 2009
(millions of euros)
Revenues	3
Operating profit	(13)

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

Tables and comments on the data for the first half of 2010 and the data restated for the first half of 2009, the latter restated by fully excluding the results relating to the company Telecom Media News, are as follows:

	Six months ended June 30,
	2010	2009	Change
	(millions of euros, except percentages and employees)%
Revenues	127	111	16	14.4
Operating profit	(21)	(34)	13	38.2
% of Revenues	(16.5)	(30.6)
Capital expenditures	21	24	(3)	(12.5)
Employees at period-end (units)	803	(*) 757	46	6.1

(*)	The number of employees is referred to December 31, 2009.

Revenues

Revenues amounted to 127 million euros in the first half of 2010, an increase of 16 million euros (+14.4%) compared to 111 million euros in the first half of 2009. In detail:

•

revenues of Telecom Italia Media S.p.A. in the first half of 2010, before intragroup eliminations, amounted to 57 million euros, decreasing 4 million euros (-6.6%) compared to the first half of 2009. Net advertising revenues increased to 49 million euros in the first half of 2010 compared to 48 million euros in the first half of the prior year (+1.5%). Digital Content sales for Telecom Italia decreased (-1 million euros) due to the effect of the new contract with lower values that started in the month of April and Media Service revenues also fell following the discontinuance of services rendered to Dahlia TV that ended in the first half of the prior year and which had generated revenues of 4 million euros in the first half of 2009;

•

revenues of the MTV Group amounted to 46 million euros in the first half of 2010, before intragroup eliminations, unchanged compared to the first half of 2009 (46 million euros). This result was positively influenced by the increase of advertising on Channel One and the new MTV+ channel (+1 million euros) and the satellite channels (+4 million euros). On the other hand, the first half recorded a decrease in Playmaker revenues which, net of intragroup revenues, posted a fall of 1 million euros, and the reduction in revenues relating to MTV Mobile of 3 million euros and the Web channels of 1 million euros;

•

revenues from Network Operator activities, before intragroup eliminations, amounted to 40 million euros in the first half of 2010, compared to 22 million euros in the first half of 2009 (+79.9%). This result is principally due to higher revenues from the rental of bandwidths to third parties.

Operating profit

Operating profit amounted to -21 million euros in the first half of 2010 (-34 million euros in the first half of 2009), an improvement of 13 million euros.

The change can be ascribed to:

•	lower revenues and operating income of Telecom Italia Media S.p.A.;

•

considerable reduction in costs, particularly employee costs, of MTV Group due to the program for the reorganization of the company and rigorous control over operating expenses, together with revenues in line with those of the first half of 2009;

•	the increase in revenues of Telecom Italia Media Broadcasting which was offset only in part by higher operating costs.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

Capital expenditures

Capital expenditures amounted to a total of 21 million euros in the first half of 2010 (24 million euros in the first half of 2009). Such expenditures relate to Telecom Italia Media S.p.A. (14 million euros), the MTV group (3 million euros) and Telecom Italia Media Broadcasting (4 million euros), mostly for the acquisition of television rights extending beyond one year (14 million euros) and the acquisition of infrastructures for the expansion and maintenance of the digital network (4 million euros).

Employees

Employees were 803 at June 30, 2010, with an increase of 46 compared to December 31, 2009 and includes 61 people with temp work contracts (38 at December 31, 2009). The increase is basically due to temp work personnel.

❖ OLIVETTI

The Olivetti group mainly operates in the sector of office products and services for Information Technology (digital printing systems and ink-jet office products, specialized applications for the banking field and commerce, information systems for managing forecast games, electronic voting and e-government). It also operates with a dedicated structure in the field of documental services (digital management of company documents), caring services (specialist help-desk) and technical assistance. Olivetti also manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems (MEMS) and industrial applications). Starting from the second half of 2009, activities were undertaken to expand and diversify the offering by concentrating on the development of software solutions and applications services for businesses and public administrations and also specialized devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Six months ended June 30,
	2010	2009	Change
	(millions of euros, except percentages and employees)%
Revenues	176	153	23	15.0
Operating profit	(18)	(15)	(3)	(20.0)
% of Revenues	(10.2)	(9.8)
Capital expenditures	3	2	1	50.0
Employees at period-end (unit)	1,105	(*) 1,098	7	0.6

(*)	The number of employees is referred to December 31, 2009.

Revenues

Revenues amounted to 176 million euros in the first six months of 2010, an increase of 23 million euros compared to the first half of 2009.

In particular, the increase in revenues has been even more significant analyzing the revenues solely relating to the Commercial Channels, (+25 million euros or an increase of 18% compared to the same period of the prior year), due also to the first positive effects of the renewal of the offering linked to the strategic repositioning of the company in the Information Technology market. Particularly important is the contribution to sales by the new product lines (Data Cards, Netbooks and Notebooks) in the Olivetti and Telecom Italia channels. Higher sales were reported in foreign markets, in the Europe channel (particularly professional office products, copiers and related accessories) and in the Latin America channel (specifically PCs and faxes) whereas the International channel was hurt by the decline in the sales volumes of printers for banking counter applications, a segment in which Olivetti is the market leader, due to the contraction of the Middle East markets (Iran, the Arab Emirates and Turkey) where the economic slowdown has frozen the investments of banks for the opening of new branches.

2010 Half-Yearly Financial Report	Telecom Italia Group Results Of Operations For The Six Months Ended June 30, 2010

In Italy, higher sales were recorded in the indirect channel (dealers and distributors) particularly for professional office products, fiscal cash registers and new product lines (Netbooks and Notebooks) which more than compensated for the decline in sales of products using ink-jet technology (faxes, multifunctional printers and accessories). The direct channel (sales to large customers) in the first half of 2010 was in line with 2009 due to an order for about 8,000 specialized terminals for a large gaming operator in Italy. Installations, begun in 2009, are continuing on an important project in collaboration with Telecom Italia S.p.A. for the supply of specialized terminals for payments/services to authorized tobacconists in Italy.

Operating profit

Operating profit was a negative 18 million euros in the first half of 2010, a 3 million euro increased loss compared to the first half of the prior year.

The change can be ascribed to:

•	the necessary activities undertaken to sustain growth;

•

the new offerings which are in the start-up phase; although such new offerings are recording significant volumes, there are still lower profit margins than on the traditional products which are declining;

•	a gain relating to the sale of a building for 1 million euros.

Capital expenditures

Capital expenditures amounted to 3 million euros in the first half of 2010, an increase of 1 million euros compared to the same period of 2009.

Employees

Employees were 1,105 (1,014 in Italy and 91 foreign) at June 30, 2010, an increase of 7 compared to December 31, 2009 (1,098 of whom 1,005 in Italy and 93 foreign).

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

LIQUIDITY AND CAPITAL RESOURCES

¢ Liquidity

The Telecom Italia Group has a centralized financial risk management policy for market, credit and liquidity risks.

The Group defines the guidelines for directing operations, identifying the most appropriate financial instruments to meet prefixed objectives, monitoring the results achieved and excluding the use of financial instruments for speculative purposes.

The Group’s goal is to achieve an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin in terms of liquid resources and syndicated committed credit lines which enables it to cover refinancing needs for the next 18-24 months.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Six months ended June 30,
	2010	2009 (Restated)
	(millions of euros)
Cash flows from (used in) operating activities	2,974	3,073
Cash flows from (used in) investing activities	(2,614)	(2,153)
Cash flows from (used in) financing activities	(2,601)	691
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	—	22

Aggregate cash flows (A)	(2,241)	1,633
Net cash and cash equivalents (*) at beginning of the period (B)	5,484	5,226
Net foreign exchange differences on net cash and cash equivalents (C)	117	71

Net cash and cash equivalents (*) at end of the period (D=A+B+C)	3,360	6,930

(*)	For further details please see the Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2010 and 2009 (restated) in the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

Cash flows from operating activities. Cash flows from operating activities were 2,974 million euros in the six months ended June 30, 2010 and 3,073 million euros in the six months ended June 30, 2009.

The decrease in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 of 99 million euros was primarily attributable to:

•

the negative effect of net change in miscellaneous receivables/payables and other assets/liabilities equal to 694 million euros (from a net source of 68 million euros in the six months ended June 30, 2009 to a net use of 626 million euros in the six months ended June 30, 2010);

•

the negative effect of change in trade receivables and net amounts due from customers on construction contracts of 388 million euros (a net use of 598 million euros in the six months ended June 30, 2010 compared to a net use of 210 million euros in the six months ended June 30, 2009); and

•

the decrease of impairment losses (reversals) on non-current assets (including investments) of 65 million euros (a net source of 52 million euros in the six months ended June 30, 2010 compared to a net source of 117 million euros in the six months ended June 30, 2009).

Such reductions in cash flows were partially offset by:

•

an increase of 287 million euros in profit from continuing operations (a profit of 1,242 million euros in the six months ended June 30, 2010 compared to a profit of 955 million euros in the six months ended June 30, 2009);

•

the positive effect of change in trade payables of 326 million euros (an use of 621 million euros in the six months ended June 30, 2010 compared to an use of 947 million euros in the six months ended June 30, 2009);

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

•

the positive effect of net change in current income tax receivables/payables of 237 million euros (from a net use of 241 million euros in the six months ended June 30, 2009 to a net use of 4 million euros in the six months ended June 30, 2010);

•

the positive effect of change in inventories of 113 million euros (from a net use of 4 million euros in the six months ended June 30, 2009 to a net source of 109 million euros in the six months ended June 30, 2010); and

•	the increase in depreciation and amortization of 46 million euros (2,845 million euros in the six months ended June 30, 2010 compared to 2,799 million euros in the six months ended June 30, 2009).

Cash flows used in investing activities. Cash flows used in investing activities were 2,614 million euros in the six months ended June 30, 2010 and 2,153 million euros in the six months ended June 30, 2009.

The increase in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 of 461 million euros was primarily attributable to:

•

an increase in capital expenditures (tangible and intangible assets on a cash basis) of 163 million euros (2,425 million euros in the six months ended June 30, 2010 compared to 2,262 million euros in the six months ended June 30, 2009); and

•

a negative effect of change in financial receivables and other financial assets of 411 million euros (a net use of 339 million euros in the six months ended June 30, 2010 compared to a net source of 72 million euros in the six months ended June 30, 2009).

Such effects were partially offset by:

•

an increase in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of equal to 152 million euros (a net use of 11 million euros in the six months ended June 30, 2009 compared to a source of 141 million euros in the six months ended June 30, 2010).

Cash flows from (used in) financing activities. Cash flows used in financing activities were 2,601 million euros in the six months ended June 30, 2010, while cash flows from financing activities were 691 million euros in the six months ended June 30, 2009.

Cash flows used in financing activities in the six months ended June 30, 2010 of 2,601 million euros reflected mainly the following:

•

a decrease in financial liabilities and other of 1,585 million euros, as a result of the repayments of non-current financial liabilities (4,323 million euros) offset in part by the issuance of new debt (1,457 million euros) and the change in current financial liabilities and other (1,281 million euros); and

•	the payment of dividends of 1,060 million euros.

Cash flows from financing activities in the six months ended June 30, 2009 of 691 million euros reflected mainly the following:

•

an increase in financial liabilities and other of 1,752 million euros, as a result of the issuance of new debt (5,153 million euros) partially offset by repayments of non-current financial liabilities (2,229 million euros) and the change in current financial liabilities and other (-1,172 million euros); and

•	the payment of dividends of 1,050 million euros.

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

¢ Capital Resources

❖ NET FINANCIAL DEBT

Net Financial Debt as of June 30, 2010 and December 31, 2009 is detailed as follows:

	As of June 30, 2010	As of December 31, 2009
	(Unaudited)
	(millions of euros)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Bonds	26,955	26,369
—Amounts due to banks, other financial payables and liabilities	7,721	8,863
—Finance lease liabilities	1,508	1,565

	36,184	36,797

Current financial liabilities (Short-term debt), excluding financial liabilities relating to Discontinued operations/Non-current assets held for sale
—Bonds	3,997	3,667
—Amounts due to banks, other financial payables and liabilities	1,700	3,024
—Finance lease liabilities	238	250

	5,935	6,941

Financial liabilities relating to Discontinued operations/Non-current assets held for sale	—	659

GROSS FINANCIAL DEBT (A)	42,119	44,397

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	13	15
—Financial receivables and other non-current financial assets	2,815	1,104

	2,828	1,119

Current financial assets, excluding financial assets relating to Discontinued operations/Non-current assets held for sale
—Securities other than investments	1,361	1,843
—Financial receivables and other current financial assets	375	1,103
—Cash and cash equivalents	3,507	5,504

	5,243	8,450

Financial assets relating to Discontinued operations/Non-current assets held for sale	19	81

FINANCIAL ASSETS (B)	8,090	9,650

NET FINANCIAL DEBT (A—B)	34,029	34,747

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 60% - 70% for the fixed-rate component and 30% - 40% for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

❖ CHANGE IN NET FINANCIAL DEBT DURING THE SIX MONTHS ENDED JUNE 30, 2010

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the six months ended June 30, 2010:

In particular:

•	Capital expenditures on an accrual basis amounted to 2,021 million euros in the six months ended June 30, 2010, increasing 99 million euros compared to the first half of 2009:

	Six months ended June 30,
	2010		2009		Changes
	(millions of euros, except percentages)
		%		%
Domestic	1,487	73.6	1,604	83.4	(117)
Brazil	507	25.1	288	15.0	219
Media, Olivetti and Other Operations	27	1.3	30	1.6	(3)
Adjustments and eliminations	—	—	—	—	—

Total	2,021	100.0	1,922	100.0	99

The increase in capital expenditures was attributable to the change in the real/euro exchange rate (+65 million euros) and higher capital expenditures by the Brazil Business Unit for the development of its network and IT platform, countered by the reduction in the Domestic Business Unit owing to the impact of the programs to cut costs and capital expenditures begun in 2009.

•

Sale of investments and other disposals flow amounted to 812 million euros in the six months ended June 30, 2010, mainly relating to the sale of HanseNet, and is inclusive of the negative cash flow of about 50 million euros generated by the company sold from December 31, 2009 to the date of sale (February 16, 2010).

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

•	Cash confiscated in the Telecom Italia Sparkle case

The cash confiscated included 282 million euros as a precautionary measure as part of the proceedings in the Telecom Italia Sparkle case in which the courts issued a seizure order.

On April 2, 2010, in addition to the above sum, Telecom Italia Sparkle provided two guarantees for approximately 195 million euros on behalf of the courts (for about 72 million euros) and the Financial Administration (for about 123 million euros).

On July 19, 2010, moreover, a total of 418 million euros was paid to the Revenue Agency; Telecom Italia Sparkle has therefore filed an appeal to revoke the seizure as a precautionary measure for the sum of 298 million euros (corresponding to the “VAT receivable unlawfully deducted for the tax years relating to the alleged illegal activities under investigation”) ordered by the Rome court in February 2010. Such appeal was upheld on August 5, 2010 and, as a result, the restitution of such sums has been arranged, except for 10 million euros which will remain confiscated for precautionary reasons in connection with the criminal case in progress.

Telecom Italia Sparkle will also take steps for the restitution of the bank guarantee provided to the Financial Administration for the amount of about 123 million euros. Such guarantee, in any case, should be considered as having lapsed owing to the payment made by Telecom Italia Sparkle to the Financial Administration. For further details please see “Note—Contingent liabilities, other information, commitments and guarantees” and “Note—Events subsequent to June 30, 2010” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

•	Telecom Italia Media share capital increase

In June 2010, Telecom Italia Media concluded a share capital increase for a total of 239.5 million euros. An amount of 44 million euros referred to the portion of Telecom Italia Media’s capital increase, net of incidental transaction charges, subscribed by the market; the remaining portion was subscribed by the Telecom Italia Group. Following the transaction, the percentage holding in Telecom Italia Media’s capital held by the Telecom Italia Group rose from 67.96% to 77.42%.

•	Sale of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first half of 2010 resulted in a positive effect on net financial debt at June 30, 2010 of 633 million euros (1,034 million euros at December 31, 2009 and 623 million euros at June 30, 2009).

❖ GROSS FINANCIAL DEBT

On a consolidated basis, at June 30, 2010, our gross financial debt amounted to 42,119 million euros (44,397 million euros at December 31, 2009).

As of June 30, 2010 approximately 59.6% of our gross financial debt (including Discontinued operations/Non current assets held for sale) was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Japanese Yen.

Bonds

Bonds at June 30, 2010 were recorded for 30,952 million euros (30,036 million euros at December 31, 2009). Their nominal repayment amount was 29,969 million euros, an increase of 863 million euros compared to December 31, 2009 (29,106 million euros).

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

The change in bonds during the first half of 2010 was as follows:

NEW ISSUES

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3 months + 1.3% maturing 3/14/2012 (1)	EUR	107.715	3/12/2010

Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	EUR	1,250	2/10/2010

(1)	These bonds were issued as a result of the contract terms established by the bonds outstanding at that time and denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and have been reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

REPAYMENTS

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. Floating Rate Notes 138.83 million euros Euribor 3 months +1.30% (2)	EUR	138.83	6/14/2010
Telecom Italia S.p.A. Floating Rate Notes 796 million euros Euribor 3 months + 0.20% (3)	EUR	796	6/7/2010
Telecom Italia Capital S.A. 4% 1,250 million dollars, issued with a guarantee from Telecom Italia S.p.A.	USD	1,250	1/15/2010
Telecom Italia S.p.A. 1.5% 2001 – 2010 convertible bonds with a repayment premium	EUR	574	1/1/2010

(2)

These bonds were issued as a result of the contract terms established by the bonds outstanding at that time and denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and have been reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(3)	Net of 54 million euros bought back by the company during 2009.

BUYBACKS

As it did in 2008 and in 2009, in the first half of 2010 the Telecom Italia Group bought back bonds to:

•	give investors a further possibility of monetizing their positions;

•	partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without incurring additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	Currency	Amount	Buyback period
Telecom Italia Finance S.A. 1,884 million euros 7.50% maturing April 2011 (*)	EUR	113.432	January – May 2010

(*)	In October 2009, an amount of 2.683 million euros was already bought back. The total amount bought back between 2009 and 2010 is therefore 116.115 million euros.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the nominal amount at June 30, 2010 was equal to 313 million euros and decreased by 35 million euros compared to December 31, 2009 (348 million euros).

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

❖ REVOLVING CREDIT FACILITY AND TERM LOAN

The following table shows the composition and the drawdown of the syndicated committed credit lines available at June 30, 2010. These are represented by the Revolving Credit Facility for a total of 8 billion euros expiring August 2014 and the new syndicated revolving line for a total of 1.25 billion euros signed on February 12, 2010 and expiring in February 2013. In January 2010, the syndicated line denominated Term Loan 2010 for 1.5 billion euros became due and was repaid from cash resources:

	As of June 30, 2010		As of December 31, 2009
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Term Loan – expiring 2010	—	—	1.5	1.5
Revolving Credit Facility – expiring 2013	1.25	—	—	—
Revolving Credit Facility – expiring 2014	8.0	1.5	8.0	1.5

Total	9.25	1.5	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility expiring 2014 with a commitment of 127 million euros of which 23.8 million euros has been disbursed.

The bank’s commitment under the Term Loan of 19.9 million euros, disbursed in full, was duly repaid on the loan’s expiration date of January 28, 2010.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc.

❖ MATURITIES OF FINANCIAL LIABILITIES AND AVERAGE COST OF DEBT

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.97 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is equal to about 5.1%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amount, as contractually agreed, reference should be made to the Notes “Financial liabilities (current and non-current)” and “Financial risk management” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

❖ CURRENT FINANCIAL ASSETS AND LIQUIDITY MARGIN

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounted to 4,868 million euros at June 30, 2010 (7,347 million euros at December 31, 2009) which, together with its unused committed credit lines for 7.75 billion euros, allows the Group to amply meet its repayment obligations over the next 24 months. Notwithstanding the amount of the financing repayments made in the first half of 2010 (about 4.3 billion euros) and the payment of dividends, the new bond issues and the effect of the sale of HanseNet enabled the Group to maintan, in our view, an adequate level of liquidity.

In particular:

•	Cash and cash equivalents amounted to 3,507 million euros at June 30, 2010 (5,504 million euros at December 31, 2009).

The different technical forms of investing available cash at June 30, 2010, which includes euro commercial paper for 135 million euros, can be analyzed as follows:

-	Maturities: investments have a maximum maturity date of three months;

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

-	Counterpart risk: investments are made with leading banking, financial and industrial institutions with high-credit-quality and a rating of at least A;

-	Country risk: investments are made mainly in major European financial markets;

•

Securities other than investments, amounted to 1,361 million euros at June 30, 2010 (1,843 million euros at December 31, 2009). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. These mainly consist of 1,174 million euros (nominal amount) in Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s); 165 million euros (nominal amount) in bonds issued by counterparts with a rating of at least A with different maturities, but all with an active market, that is, readily convertible into cash.

❖ DEBT TO EQUITY RATIO

The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to equity (including Non-controlling interests), was 120.5% as of June 30, 2010 and 128.1% as of December 31, 2009.

❖ RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges (which have been extracted or derived from the 2009 Annual Report) for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 are as follows:

Year Ended December 31,
2009	2008	2007	2006	2005
2.51	2.21	2.67	3.13	3.17

Our consolidated ratio of earnings to fixed charges for the six months ended June 30, 2010 is as follows:

Six months ended June 30, 2010 (Unaudited)

2.73

For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

-    profit before tax from continuing operations;

-    “fixed charges” (as defined below);

-    amortization of capitalized interest and issue debt discounts or premiums;

-    dividends from associates and joint ventures accounted for using the equity method; and

-    share of losses of associates and joint ventures accounted for using the equity method;

and then subtracting:

-    capitalized interest for the applicable period; and

-    share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

-    interest expenses (both expensed and capitalized);

-    issue costs and any original issue debt discounts or premiums; and

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

-    an estimate of the interest within rental expense for operating leases.

❖ CREDIT RATINGS

Telecom Italia’s credit ratings at the date of this report by the major rating agencies are the following:

Standard&Poor’s		Moody’s		Fitch Ratings
Rating	Outlook	Rating	Outlook	Rating	Outlook

BBB	Stable	Baa2	Stable	BBB	Stable

Although ratings downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate ratings in order to determine interest expenses, or on its relative cost to us, downgrades could lead to a greater risk with respect to refinancing existing debt or higher refinancing costs. See page 6 under “Item 3. Key Information 3.1. Risk Factors” in the 2009 Annual Report.

❖ OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2010, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Guarantees were mainly provided - for a total of 371 million euros, net of back-to-back guarantees received for 144 million euros – by Telecom Italia on behalf of associated companies (14 million euros) and other third parties for medium/long-term financial transactions.

Furthermore, the equity interest in Tiglio I (47.80%) was pledged with the lenders of this associated company.

Purchase commitments outstanding at June 30, 2010 for 130 million euros refer to obligations to be fulfilled in connection with transactions that are not typically part of the Group’s “operating cycle”. Purchase commitments include obligations for 127 million euros related to the DVB-H contracts entered into by Telecom Italia with the main domestic television operators (particularly the Mediaset group and Sky Italia) to provide the “TIM TV” service.

The Parent Company, Telecom Italia, issued “weak” comfort letters, for a total of 40 million euros, on behalf of ETECSA for vendor financing.

For further details please see “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

2010 Half-Yearly Financial Report	Liquidity And Capital Resources

❖ CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future in terms of nominal amounts and carrying values.

As of June 30, 2010, the nominal repayment amounts of financial payables and the relating expiration dates were as follows:

Maturities of gross financial debt – nominal repayment amount

	Amounts due as of June 30,
	2011	2012	2013	2014	2015	After 2015	Total
	(millions of euros)
Bonds	3,530	3,662	2,500	4,118	1,019	15,140	29,969
Loans and other financial liabilities	916	361	286	1,158	2,142	1,677	6,540
Finance lease liabilities	222	170	166	141	126	904	1,729

Total	4,668	4,193	2,952	5,417	3,287	17,721	38,238
Current financial liabilities	457	—	—	—	—	—	457

Total	5,125	4,193	2,952	5,417	3,287	17,721	38,695

For further details please see also “Note — Derivatives” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

2010 Half-Yearly Financial Report	Research And Development

RESEARCH AND DEVELOPMENT

Telecom Italia Group’s research and development activities are carried out by Telecom Italia Lab (“TILab”), the operational and business units (Networks, Marketing, Information Technology, Security) and Group’s companies.

TILab is the Technology and Operations Department’s structure that oversees the Group’s technological innovation, the scouting out new technologies, and the engineering activities of services and network platforms, through a network of strategic partnerships with the main producers of telecommunications equipment and systems, and with renowned research centers at the most qualified national and international academic institutions.

There follows a description of the main activities conducted by TILab:

•

the TI Green energy monitoring platform for businesses and the Public Administration was designed, developed and placed on the market. The platform is an expanded, more complete version of the Kaleidos platform already tested in Telecom Italia’s exchanges;

•

new versions of Telecom Italia’s infomobility, tourism, cartography, remote medicine (Mydoctor won an award presented by the President of the Republic) and social inclusion applications were designed and launched, including Smart Inclusion (a remote teaching solution for children in hospital) in several more pediatric hospitals as part of the Smart Services developed in collaboration with CNR;

•	extensive contribution to the program to develop corporate network technologies during the first months of the year;

•

in collaboration with the supplier Huawei, innovative air conditioning systems were tested (Free Cooling with conventional and self-cleaning filters, Underground Cooling) for Fiber-To-The-Cabinet (FTTCab) architectures;

•	analysis of innovative solutions to contain consumption and augment energy efficiency on the access network (fixed and mobile);

•	providing supervision and advice for the main standardization bodies (ETSI, ITU, CEI etc.) and forums (BBF, ETNO, GeSI EE IOCG etc.) with regard to saving energy;

•

definition of specifications and release of software implementation to integrate analysis algorithms on line status with CANTO and reconfiguration of the physical level of xDSL (Adaptive Dynamic Profile) to augment the stability and quality of broadband services on IP DSLAMs;

•	stabilization of the quality of the main services (IPTV/Alice Casa) distributed using ADSL2+ access;

•	updating of test specifications for the qualification of ADSL1 and ADSL2+ equipment;

•	providing supervision and advice for the main standardization bodies and forums (ITU, FSAN, BBF) on the theme of developing access technologies on copper and fiber;

•

collaboration continues with Nokia Siemens Networks and other key vendors to develop the first ‘intelligent’ antennas, capable of improving the performance of High Speed Packet Access (HSPA) technology and in time LTE (Long Term Evolution). This equipment makes it possible to optimize mobile radio base stations, improve the quality of service offered to customers and, at the same time, ensures lower energy consumption and a reduction of electromagnetic fields;

•	testing continues in the field of LTE (Long Term Evolution), a natural evolution of the 3GPP standard of HSPA technology currently being used;

•	the new “ChiamaOra su occupato” service was introduced and the availability services (“LoSai”/”ChiamaOra su non raggiungibile”) were improved;

•

with regard to the “Traffic Steering” service, a new option was introduced for the possibility of forwarding updates of preferred operators on SIM depending on which foreign operator the TI customer is registered with, while, in the case of “Welcome SMS”, new developments were introduced, both to synchronize the welcome service with the range of dedicated offers for customers using roaming, and information supplied to customers using roaming;

•

the new service “LA7 on demand” was developed and launched for LA7. The official presentation took place at the Fifth National DGTVi Conference, held in Milan on May 3 and 4. The commercial service was launched on June 23, when the LA7 program schedule for the next season was presented to companies interested in buying advertising time.

2010 Half-Yearly Financial Report	Research And Development

The R&D activities of Telecom Italia’s Operational Units and businesses, whether conducted internally or outsourced to external suppliers, are directed towards the creation of:

•	dedicated software products for managing new commercial plans and new customer services (Business Support Systems), supporting network operation (Operational Support Systems), and Security;

•	testing and specific checks for bids and new network architectures;

•	new hardware infrastructures to support applications.

In 2010, the main work in progress will include:

•	continuation of the implementation of the new “CRM Affari” platform, for the commercial management of the SOHO, SME, Enterprise and Top customers;

•	continuation of the implementation of the new ‘single convergent billing’ platform for the administration of the invoicing of fixed/mobile services for consumer customers;

•	evolution of digital platforms in support of the business departments in the implementation of new services for the Consumer, Business & Top customers;

•

continuation of the evolution of the hardware infrastructure in accordance with the principles of virtualization (Next Generation Data Center) and the provision of the technologies in order to develop commercial offers in the ICT market.

For additional details, reference should be made to the Note “Other information” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

2010 Half-Yearly Financial Report	Recent Developments

RECENT DEVELOPMENTS

Sale of Elettra

On September 30, 2010, Telecom Italia announced the sale of 70% of the share capital of Elettra to the France Telecom group on the basis of an enterprise value of 20 million euros.

The sale of Elettra, which currently owns two ships and specializes in the laying and maintenance of submarine cables for the TLC industry, is in line with the reorganization of the investment portfolio and the refocusing on the Group’s core business. At the beginning of September 2010, Elettra completed the sale to Acergy International Ltd of the Pertinacia, the ship dedicated to flex lay and subsea construction operating in the oil and gas sector.

At the same time, France Telecom has acquired the remaining 30% of Elettra from F.T.T. Investments B.V.. Mediobanca acted as financial advisor to Telecom Italia in this transaction.

Completion of the sale of BBNed to Tele2

On October 6, 2010, Telecom Italia announced that, having received the authorization from the Dutch Antitrust Authority, the sale of BBNed to Tele2 was completed. The sale of BBNed is consistent with the intention of Telecom Italia of refocusing on its core markets.

For further recent developments please also see “Legal Proceedings” section included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K and “Events subsequent to June 30, 2010” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K.

2010 Half-Yearly Financial Report	Legal Proceedings

LEGAL PROCEEDINGS

Argentina

As reported in Note “Events Subsequent to June 30, 2010” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K, during the Telecom Italia board of directors meeting held on August 5, 2010, all the hypotheses considered during the last few months for increasing the value of the Argentine asset were examined, including that of selling the investment. Following these analyses, the board identified the best possibility as being an agreement with the W de Argentina Inversiones SL group (“Los W”), the local shareholder holding a 50% stake in Sofora Telecomunicaciones S.A. (“Sofora”), which will strengthen the already existing partnership and close all the litigation among the shareholders (detailed in the Note “Contingent liabilities, other information, commitments and guarantees” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K).

The agreement reinforces the key principles of the partnership and the role of Telecom Italia in Argentina. The agreement also includes certain changes to the governance of the partnership which Telecom Italia believes could represent a positive solution to the problems raised by the Argentine authorities. The renewed collaboration with Los W will enable the Telecom Italia Group to evaluate all the alternatives concerning its future in the country.

In this framework, Telecom Italia Group and Los W agreed on the settlement of all the disputes and claims pending between the two groups. By virtue of this agreement, the parties have filed joint requests for the withdrawal of the proceedings they were involved in, which are at present being discontinued by the competent Argentine Courts.

The Administrative Trial Court of Buenos Aires granted the request of withdrawal for the preliminary rulings issued by the same Court on August 26 and 28, 2009 – which prevented any act of disposal of the call options and restricted the exercise of the governance rights of the Telecom Italia Group in the Argentine companies having, among other effects, suspended from their office the directors of such companies designated on indication of Telecom Italia Group – as well as the measure dated March 9, 2010 which confirmed the enforcement of such preliminary rulings.

Notice of commencement of proceedings received by Telecom Italia S.p.A. for administrative offenses under legislative decree 231/2001

In addition to the information provided in the Note “Contingent liabilities, other information, commitments and guarantees” of the Notes to the Unaudited Interim Consolidated Financial Statements at June 30, 2010 included elsewhere in this Telecom Italia’s 2010 Half-Yearly Financial Report on Form 6-K, please note as follows.

Telecom Italia, as a civilly liable party, was served with seven attachment orders (issued by the Preliminary Hearing Judge) in favour of eight civil actions brought against the defendants in the Security case who did not enter into plea bargaining. The value of the attachments is around 6.2 million euros. Following the appeals with which the Company contested these orders, the Court of Review annulled them, contesting their lawfulness.

The first hearing of the trial took place on September 22, 2010, in which Telecom Italia submitted its notification of civil proceedings.

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2010 AND

DECEMBER 31, 2009 — ASSETS

	Note	As of June 30, 2010	As of December 31, 2009
		Unaudited
		(millions of euros)
NON—CURRENT ASSETS
Intangible assets
Goodwill	5	43,810	43,627
Intangible assets with a finite useful life	6	6,205	6,282

		50,015	49,909

Tangible assets	7
Property, plant and equipment owned		13,387	13,606
Assets held under finance leases		1,205	1,296

		14,592	14,902

Other non—current assets	8
Investments in associates and joint ventures accounted for using the equity method		527	435
Other investments		48	53
Securities, financial receivables and other non—current financial assets		2,828	1,119
Miscellaneous receivables and other non—current assets		1,050	893
Deferred tax assets		567	1,199

		5,020	3,699

TOTAL NON—CURRENT ASSETS (A)		69,627	68,510

CURRENT ASSETS
Inventories		293	408
Trade and miscellaneous receivables and other current assets	9	8,637	7,462
Current income tax receivables		87	79
Investments		39	39
Securities other than investments		1,361	1,843
Financial receivables and other current financial assets		375	1,103
Cash and cash equivalents		3,507	5,504

Current assets sub—total		14,299	16,438

Discontinued operations/Non—current assets held for sale	10
- of a financial nature		19	81
- of a non—financial nature		118	1,152

		137	1,233

TOTAL CURRENT ASSETS (B)		14,436	17,671

TOTAL ASSETS (A+B)		84,063	86,181

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2010 AND

DECEMBER 31, 2009 — EQUITY AND LIABILITIES

	Note	As of June 30, 2010	As of December 31, 2009
		Unaudited
		(millions of euros)
EQUITY	11
Share capital issued		10,674	10,674
Less: treasury shares		(89)	(89)

Share capital		10,585	10,585
Paid—in capital		1,689	1,689
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		14,596	13,678

Equity attributable to owners of the Parent		26,870	25,952
Non-controlling interests		1,364	1,168

TOTAL EQUITY (A)		28,234	27,120

NON—CURRENT LIABILITIES
Non—current financial liabilities	12	36,184	36,797
Employee benefits	15	1,082	1,075
Deferred tax liabilities		237	160
Provisions	16	754	735
Miscellaneous payables and other non—current liabilities		1,102	1,084

TOTAL NON—CURRENT LIABILITIES (B)		39,359	39,851

CURRENT LIABILITIES
Current financial liabilities	12	5,935	6,941
Trade and miscellaneous payables and other current liabilities	17	10,233	11,019
Current income tax payables		261	283

Current liabilities sub—total		16,429	18,243

Liabilities directly associated with Discontinued operations/Non—current assets held for sale	10
- of a financial nature		—	659
- of a non—financial nature		41	308

		41	967

TOTAL CURRENT LIABILITIES (C)		16,470	19,210

TOTAL LIABILITIES (D=B+C)		55,829	59,061

TOTAL EQUITY AND LIABILITIES (A+D)		84,063	86,181

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS

ENDED JUNE 30, 2010 AND 2009 (Restated)

		Six months ended June 30,
	Note	2010	2009 (Restated)
		Unaudited
		(millions of euros)
Revenues		13,223	13,321
Other income		104	115

Total operating revenues and other income		13,327	13,436

Acquisition of goods and services		(5,368)	(5,600)
Employee benefits expenses		(1,845)	(1,903)
Other operating expenses		(570)	(606)
Changes in inventories		(125)	(24)
Internally generated assets		314	244
Depreciation and amortization		(2,845)	(2,799)
Gains (losses) on disposals of non—current assets		(2)	(15)
Impairment reversals (losses) on non—current assets		(5)	(48)

Operating profit		2,881	2,685

Share of profits (losses) of associates and joint ventures accounted for using the equity method		39	33
Other income (expenses) from investments		2	(34)
Finance income	19	3,464	1,537
Finance expenses	19	(4,462)	(2,619)

Profit before tax from continuing operations		1,924	1,602
Income tax expense		(682)	(647)

Profit from continuing operations		1,242	955
Profit (loss) from Discontinued operations/Non—current assets held for sale	10	(2)	(19)

Profit for the period	20	1,240	936
Attributable to:
• Owners of the Parent		1,211	959
• Non-controlling interests		29	(23)

		Six months ended June 30,
		2010	2009 (Restated)
		Unaudited
		(euros)
Basic and Diluted Earnings Per Share (EPS) (*)
- Ordinary Share		0.06	0.05
- Savings Share		0.07	0.06

Of which:
- From continuing operations
- Ordinary Share		0.06	0.05
- Savings Share		0.07	0.06
- From Discontinued operations/Non—current assets held for sale
- Ordinary Share		—	—
- Savings Share		—	—

(*)	Basic EPS is equal to diluted EPS.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX

MONTHS ENDED JUNE 30, 2010 AND 2009 (Restated)

		Six months ended June 30,
		2010	2009 (Restated)
		Unaudited
		(millions of euros)
Profit for the period	(A)	1,240	936

Other components of the Statement of Comprehensive Income:
Available-for-sale assets:
- Profit (loss) from fair value adjustments		15	(12)
- Loss (profit) transferred to the Separate Consolidated Income Statement		5	—
- Income tax expense		(7)	8

	(B)	13	(4)

Hedging instruments:
- Profit (loss) from fair value adjustments		1,394	(786)
- Loss (profit) transferred to the Separate Consolidated Income Statement		(1,111)	(71)
- Income tax expense		(76)	240

	(C)	207	(617)

Exchange differences on translating foreign operations:
- Profit (loss) on translating foreign operations		589	571
- Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		—	—
- Income tax expense		—	—

	(D)	589	571

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
- Profit (loss)		54	(14)
- Loss (profit) transferred to the Separate Consolidated Income Statement		—	—
- Income tax expense		—	—

	(E)	54	(14)

Total	(F=B+C+D+E)	863	(64)

Total profit (loss) for the period	(A+F)	2,103	872

Attributable to:
• Owners of the Parent		1,928	777
• Non-controlling interests		175	95

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS

ENDED JUNE 30, 2010 AND 2009 (Restated)

•	CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2009 (Restated) (see Note 11)

	Share capital	Paid- in capital	Fair value adjustments on available- for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+e+f+g)	(i)	(h+i)
	Unaudited (millions of euros)
Balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	13,211	26,126	730	26,856
Restatement for errors	—	—	—	—	—	—	(497)	(497)	—	(497)
Change in accounting principles (IFRIC 13)	—	—	—	—	—	—	(31)	(31)	—	(31)

Balance at December 31, 2008 (restated)	10,591	1,689	(22)	441	255	(39)	12,683	25,598	730	26,328

Changes in equity in the six months ended June 30, 2009:
• Dividends approved	—	—	—	—	—	—	(1,029)	(1,029)	(24)	(1,053)
• Total comprehensive income (loss) for the period	—	—	(4)	(617)	453	(14)	959	777	95	872
• Grant of equity instruments	—	—	—	—	—	—	1	1	—	1
• Treasury shares	(6)	—	—	—	—	—	(5)	(11)	—	(11)
• Other changes	—	—	—	—	—	—	(18)	(18)	—	(18)

Balance at June 30, 2009 (Restated)	10,585	1,689	(26)	(176)	708	(53)	12,591	25,318	801	26,119

• CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2010 (see Note 11)
	Share capital	Paid- in capital	Fair value adjustments on available- for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+e+f+g)	(i)	(h+i)
Unaudited (millions of euros)
Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	(110)	13,303	25,952	1,168	27,120

Changes in equity in the six months ended June 30, 2010:
• Dividends approved	—	—	—	—	—	—	(1,029)	(1,029)	(34)	(1,063)
• Total comprehensive income (loss) for the period	—	—	13	207	443	54	1,211	1,928	175	2,103
• Grant of equity instruments	—	—	—	—	—	—	1	1	—	1
• Effect of the Telecom Italia Media share capital increase transaction	—	—	—	—	—	—	3	3	44	47
• Other changes	—	—	—	—	—	—	15	15	11	26

Balance at June 30, 2010	10,585	1,689	9	(287)	1,426	(56)	13,504	26,870	1,364	28,234

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED

JUNE 30, 2010 AND 2009 (Restated)

		Six months ended June 30,
	Note	2010	2009 (Restated)
		Unaudited
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations		1,242	955
Adjustments for:
Depreciation and amortization		2,845	2,799
Impairment losses (reversals) on non—current assets (including investments)		52	117
Net change in deferred tax assets and liabilities		618	584
Losses (gains) realized on disposals of non—current assets (including investments)		1	11
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(39)	(33)
Change in employee benefits		(5)	(26)
Change in inventories		109	(4)
Change in trade receivables and net amounts due from customers on construction contracts		(598)	(210)
Change in trade payables		(621)	(947)
Net change in current income tax receivables/payables		(4)	(241)
Net change in miscellaneous receivables/payables and other assets/liabilities		(626)	68

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		2,974	3,073

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	6	(896)	(789)
Purchase of tangible assets on an accrual basis	7	(1,125)	(1,133)

Total purchase of intangible and tangible assets on an accrual basis		(2,021)	(1,922)
Change in amounts due to fixed asset suppliers		(404)	(340)

Total purchase of intangible and tangible assets on a cash basis		(2,425)	(2,262)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(3)	—
Acquisitions of other investments		—	(4)
Change in financial receivables and other financial assets		(339)	72
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		141	(11)
Proceeds from sale/repayments of intangible, tangible and other non—current assets		12	52

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(2,614)	(2,153)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		1,281	(1,172)
Proceeds from non—current financial liabilities (including current portion)		1,457	5,153
Repayments of non—current financial liabilities (including current portion)		(4,323)	(2,229)
Consideration paid for equity instruments		—	(11)
Share capital proceeds/reimbursements (including subsidiaries)		44	—
Dividends paid		(1,060)	(1,050)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(2,601)	691

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE (D)	10	—	22

AGGREGATE CASH FLOWS (E=A+B+C+D)		(2,241)	1,633
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)		5,484	5,226
Net foreign exchange differences on net cash and cash equivalents (G)		117	71

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)		3,360	6,930

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED

JUNE 30, 2010 AND 2009 (Restated)

	Six months ended June 30,
	2010	2009 (Restated)
	Unaudited
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:

Income taxes (paid) received	(49)	(286)

Interest expense paid	(1,795)	(1,923)

Interest income received	618	575

Dividends received	1	3

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	5,504	5,396
• Bank overdrafts repayable on demand – from continuing operations	(101)	(190)
• Cash and cash equivalents – from Discontinued operations/Non—current assets held for sale	81	20
• Bank overdrafts repayable on demand – from Discontinued operations/Non—current assets held for sale	—	—

	5,484	5,226

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	3,507	7,026
• Bank overdrafts repayable on demand – from continuing operations	(166)	(138)
• Cash and cash equivalents – from Discontinued operations/Non—current assets held for sale	19	42
• Bank overdrafts repayable on demand – from Discontinued operations/Non—current assets held for sale	—	—

	3,360	6,930

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION

•	Form and content

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. and its subsidiaries (the “Telecom Italia Group” or the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications segment and, particularly, in the fixed and mobile national and international telecommunications sector, the television sector and the office products and Information Technology services sector.

The head office of the Parent, Telecom Italia, is located in Milan, Italy.

The half-year condensed consolidated financial statements at June 30, 2010 of the Telecom Italia Group are expressed, unless otherwise indicated, in millions of euros, which is also the currency of the primary economies in which the Group operates. Foreign subsidiaries are included in the half-year condensed consolidated financial statements in accordance with the policies described in the Note “Accounting policies” in the consolidated financial statements at December 31, 2009, to which reference should be made.

The half-year condensed consolidated financial statements at June 30, 2010 of the Telecom Italia Group have been prepared on a going concern basis (further details are provided in the Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

In the first half of 2010, the Telecom Italia Group has not elected the early adoption of any IFRS.

The half-year condensed consolidated financial statements at June 30, 2010 of the Telecom Italia Group have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2009 consolidated financial statements of the Telecom Italia Group.

For purposes of comparison, the consolidated statement of financial position at December 31, 2009 and the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows as well as the consolidated statement of changes in equity for the six months ended June 30, 2009 have been presented in accordance with IAS 1 (Presentation of Financial Statements).

Starting with the Half-year Condensed Consolidated Financial Statements at June 30, 2010 of the Telecom Italia Group, following a detailed review of the indirect taxes paid by the Group in the different fiscal jurisdictions, some taxes paid in Brazil have been reclassified from “Other operating expenses” to “Revenues” and “Other income” as deductions. Specifically, these reclassifications, which have been made in light of the forthcoming adoption of IFRS by the TIM Brasil group, will bring the Telecom Italia Group’s accounting presentation in line with those of the major telecommunications operators. This will ensure greater comparability and a better understanding of the economic and financial information presented.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The amounts which have been reclassified, are the followings:

	1st Half 2010	Year 2009	1st Half 2009	Year 2008	Year 2007	Year 2006
	(millions of euros)
Taxes on revenues and other income of the companies in Brazil (PIS and COFINS)	(152)	(271)	(124)	(282)	(266)	(221)

Other minor alignments, in terms of classification, have also been made and the resulting figures presented for purposes of comparison have been duly reclassified.

Furthermore, as disclosed in the Note “Restatement for errors”, as a result of prior years’ errors - as defined by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) - arising from the Telecom Italia Sparkle case described in detail in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group (to which reference can be made), the Telecom Italia Group has restated the comparative figures of the statement of financial position and income statement for the first half of 2009.

The publication of the first-half condensed consolidated financial statements at June 30, 2010 of the Telecom Italia Group has been authorized by resolution of the Board of Directors’ meeting held on August 5, 2010.

•	Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statement of financial position has been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference;

•	the consolidated statement of comprehensive income includes the profit or loss for the period as shown in the separate consolidated income statement and all non-owner changes in equity;

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

•	Segment reporting

The operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”. The operating segments of the Telecom Italia Group are the following:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the activities of the Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•	Brazil Business Unit: includes telecommunications operations in Brazil;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems, office products and Information Technology services;

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•	Other operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Starting from the third quarter of 2009, moreover, owing to the classification of HanseNet Telekommunikation GmbH (sold in the first quarter of 2010) in Discontinued Operations, the European BroadBand Business Unit is no longer presented and the other companies in that Business Unit have become part of Other Operations.

Beginning January 1, 2010, the companies Shared Service Center and HR Services, previously consolidated in Other Operations, are now consolidated in the Domestic Business Unit.

For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately restated.

At June 30, 2010, following the decision taken for their disposal, the BBNed group (consolidated in Other Operations) and the company Elettra (consolidated in the Domestic Business Unit – International Wholesale) are considered as disposal groups. Accordingly, the assets and liabilities of the two disposal groups have been reclassified to two specific line items in the consolidated statement of financial position at June 30, 2010: “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale”.

•	Scope of consolidation

The changes in the scope of consolidation at June 30, 2010 compared to December 31, 2009 (excluding Discontinued Operations – to which reference can be made in the Note “Discontinued Operations / Non-current assets held for sale”) can be analyzed as follows:

a)	Entry of companies in the scope of consolidation:

Company		Business Unit	Month
TLC Commercial Services S.r.l.	newly formed	Domestic	May 2010
Flagship Store Roma 1 S.r.l.	newly formed	Domestic	May 2010
Flagship Store Milano 1 S.r.l.	newly formed	Domestic	May 2010

b)	Exit of companies from the scope of consolidation:

Company		Business Unit	Month
Netesi S.p.A. (in liquidation)	liquidated	Other Operations	March 2010
Olivetti International B.V.	liquidated	Olivetti	January 2010

c)	Merger of companies:

Company		Business Unit	Month
Latin American Nautilus Service Inc.	merged in Latin American Nautilus USA Inc.	Domestic	March 2010

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

In addition to the above, the changes in the scope of consolidation at June 30, 2010 compared to June 30, 2009, can be analyzed as follows:

d)	Entry of companies in the scope of consolidation:

Company		Business Unit	Month
Intelig Telecomunicaçoes Ltda	new acquisition	Brazil	December 2009

e)	Exit of companies from the scope of consolidation:

Company		Business Unit	Month
Telecom Italia Lab S.A. (in liquidation)	liquidated	Other Operations	November 2009
Olivetti Austria GmbH (in liquidation)	liquidated	Olivetti	September 2009
Top Services S.p.A. (in liquidation)	liquidated	Olivetti	September 2009
Giallo Viaggi.it S.r.l. (in liquidation)	liquidated	Media	August 2009

f)	Merger of companies:

Company		Business Unit	Month
Tim Nordeste S.A.	merged in Tim Celular S.A.	Brazil	December 2009

The number of subsidiaries, associates and joint ventures of Telecom Italia Group at June 30, 2010 and December 31, 2009 is as follows:

	6/30/2010
Companies:	Italy	Abroad	Total
subsidiaries consolidated line-by-line (*)	33	63	96
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	16	2	18

Total companies	50	66	116

	12/31/2009
Companies:	Italy	Abroad	Total
subsidiaries consolidated line-by-line (*)	30	67	97
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	17	3	20

Total companies	48	71	119

(*)	Including subsidiaries classified in “Discontinued operations/Non-current assets held for sale”.

Futher details are provided in the Note “List of companies of the Telecom Italia Group”.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 2—ACCOUNTING POLICIES

The half-year condensed consolidated financial statements at June 30, 2010 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operating activities in the foreseeable future (certainly greater than a time horizon of twelve months).

In particular, consideration has been given to the following factors which Management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties to which the Group and the various activities of the Telecom Italia Group are exposed;

•

the measures adopted in terms of the mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, as described in the 2009 consolidated financial statements in the paragraph devoted to the information on share capital under the Note “Equity”;

•	the identification, the analysis, the objectives and the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

•	Accounting principles and consolidation principles

The accounting principles and consolidation principles adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2010 have been applied on a basis consistent with those adopted for the annual consolidated financial statements at December 31, 2009, to which reference can be made, except for new standards and interpretations adopted by the Group beginning from January 1, 2010 - which, as described below, did not have any effect on the half-year condensed consolidated financial statements - as well as changes required because of the nature of interim financial reporting.

Specifically, in the half-year condensed consolidated financial statements at June 30, 2010, the income taxes for the six months of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance for the year up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the income for the interim period of the individual consolidated companies are recorded net of advances and tax credits (limited to those for which refunds have not been requested) as well as deferred tax assets, and classified in “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

•	Use of estimates

The preparation of the half-year condensed consolidated financial statements at June 30, 2010 and the relative notes requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. With regard to the most important accounting estimates, please refer to those described in preparing the annual consolidated financial statements at December 31, 2009.

•	New Standards and Interpretations adopted by the Group as from January 1, 2010

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in effect from January 1, 2010 are reported below and briefly summarized.

It should be noted that in preparing the 2009 consolidated financial statements, to which reference can be made, the Telecom Italia Group early adopted IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Improvements to IFRS – issued by IASB in 2008

An amendment was made to IFRS 5 (Non-current assets held for sale and discontinued operations): the amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

The adoption of this standard did not have any effect on the half-year condensed consolidated financial statements at June 30, 2010.

Amendments to IAS 39 (Financial Instruments: Recognition and Measurement – Eligible hedged items)

The amendments to IAS 39 provide the following clarifications in relation to hedge accounting:

•	identifying the cases in which inflation may be a hedged risk;

•	specifying that only the intrinsic value, not the time value, of an option can be designated as a hedge of one or some risks of a hedged item (that is, a one-sided risk).

The adoption of these amendments did not have any effect on the half-year condensed consolidated financial statements at June 30, 2010.

IFRIC 17 (Distribution of Non-cash Assets to Owners)

This interpretation provides guidelines on the accounting treatment for the distribution of non-cash assets to shareholders. In particular, the interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and that an entity should measure this dividend payable at the fair value of the net assets to be distributed. Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the separate income statement.

The adoption of this interpretation did not have any effect on the half-year condensed consolidated financial statements at June 30, 2010.

Amendments to IFRS 2 (Share-based Payment: Group Cash-settled Share-based Payment Transactions)

The amendments clarify, among other things, that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The adoption of these amendments did not have any effect on the half-year condensed consolidated financial statements at June 30, 2010.

Improvements to IFRS (issued by IASB in 2009)

The main improvements, in force from January 1, 2010, are illustrated below:

•	IFRS 2 (Share-based Payment)

These amendments clarify that following the changes made by IFRS 3R to the definition of a business combination, the contribution of a business on the formation of a joint venture and the combination of entities or businesses under common control do not fall within the scope of IFRS 2.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•	IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations)

This amendment, which shall be applied prospectively, clarifies that IFRS 5 and other IFRSs that specifically refer to non-current assets (or disposal groups) classified as held for sale or discontinued operations set out all the disclosure required in respect of those assets or operations.

•	IFRS 8 (Operating Segments)

The amendment to IFRS 8 clarifies that an entity shall report a measure of total assets for each reportable segment only if such an amount is regularly provided to the Chief Operating Decision Maker. Before, this information was required, in any case, for each reportable segment.

•	IAS 1 (Presentation of Financial Statements)

This amendment clarifies that an entity shall classify a liability as current when it does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting period, even if, at the option of the counterparty, the terms of a liability could result in its settlement by the issue of equity instruments.

•	IAS 7 (Statement of Cash Flows)

The amendment clarifies that only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.

•	IAS 17 (Leases)

The amendment refers to the classification of leases of land and buildings. When a lease includes both land and buildings elements, an entity shall assess the classification of each element as a finance or an operating lease separately. At the date of adoption the classification of all land elements of unexpired leases must be reassessed, with any lease newly classified as a finance lease to be recognized retrospectively.

•	IAS 36 (Impairment of Assets)

The amendments refer to the allocation of goodwill to cash-generating units (“CGUs”) (or groups of cash-generating units) of an acquirer in a business combination or for purposes of impairment testing. In particular, the amendments clarify that each unit or group of units to which the goodwill is so allocated shall not be larger than an operating segment as defined by IFRS 8 (Operating Segments) before aggregation.

•	IAS 39 (Financial Instruments: Recognition and Measurement)

The main amendments, to be applied prospectively to all unexpired contracts, are as follows:

•

within the scope of IAS 39, the clarification about the exclusion of any forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date;

•

as regards accounting for an embedded derivative separately from the host contract, the following clarification regarding the prepayment option embedded in a host debt contract was introduced: in the case in which the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host contract, such option shall be considered closely related to the host contract and therefore not accounted for separately.

•	IFRIC 9 (Reassessment of Embedded Derivatives)

This amendment, applicable prospectively, excludes from the scope of IFRIC 9 embedded derivatives in contracts acquired in a business combination, a combination of entities or businesses under common control or the formation of a joint venture.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•	IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

The amendments refer to the removal of the prohibition to use a derivative held by the foreign operation being hedged as a hedge of the net investment in that foreign operation.

The application of the “Improvements to IFRS (2009)” did not have any effect on the half-year condensed consolidated financial statements at June 30, 2010.

•	New Standards and Interpretations not yet in force at June 30, 2010

Amendments to IAS 32 (Classification of Rights Issues)

The amendments to IAS 32 regarding the accounting of rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. The amendments require that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

The amendments to IAS 32 are effective beginning January 1, 2011, but earlier application is permitted.

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

IAS 24 (Related Party Disclosures)

The amendments provide a partial exemption from the disclosure requirements for government-related entities; in addition the definition of related party was revised and some clarifications were introduced on the disclosure content. The amendments to IAS 24 are effective beginning January 1, 2011. Earlier application is permitted. We believe that the application of these amendments will not impact the consolidated financial statements.

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement)

The amendments refer to when an entity is subject to minimum funding requirements and makes an early payment of contribution to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.

The amendments to IFRIC 14 are effective beginning January 1, 2011. Earlier application is permitted. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments)

This interpretation clarifies the requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. In particular, IFRIC 19 clarifies as follows:

•	the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability;

•

the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished;

•

the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s separate income statement for the period.

IFRIC 19 is effective beginning January 1, 2011. Earlier application is permitted. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Improvements to IFRSs (issued by IASB in 2010)

In May 2010, IASB issued the following improvements to IFRSs:

•	IFRS 1 (First-Time adoption of International Financial Reporting Standards)

Amendments refer to the disclosure to be provided for the following specific cases: accounting policy changes in the year of first-time adoption of IFRS and use of the deemed cost after the date of transition to IFRSs, also with reference to operations subject to rate regulation.

•	IFRS 3 (Business combinations)

The amendments:

•	limit the choice to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date;

•	clarify that IFRS 2 should be applied at the acquisition date both for share-based payment transactions of the acquiree and for those replaced by the acquirer;

•	clarify requirements for contingent considerations.

•	IFRS 7 (Financial instruments: disclosures)

The amendments require qualitative disclosures in the context of the quantitative disclosure to help users to form an overall picture of the nature and extent of risks arising from financial instruments.

Furthermore, the amendments clarify the required level of disclosure about credit risk and collateral held and provide relief from disclosure of renegotiated loans.

•	IAS 1 (Presentation of financial statements)

The amendments clarify that an entity may present the analysis of each component of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements.

•	IAS 27 (Consolidated and separate financial statements)

The amendments clarify the adoption requirements of the amendments made to IAS 21, IAS 28 and IAS 31 as a result of the revision of IAS 27 in 2008.

•	IAS 34 (Interim financial reporting)

The amendments emphasize the principle that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. In particular, clarify how to apply this principle in respect of financial instruments and their fair values.

•	IFRIC 13 (Customer loyalty programmes)

The amendments clarify how to measure the fair value for the award credits.

These improvements to IFRSs are effective beginning January 1, 2011. The application of the “Improvements to IFRS (2010)” is not expected to have a material impact on the consolidated financial statements.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

IFRS 9 (Financial Instruments)

Such standard regards the classification and measurement of financial assets and represents the first part of a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. Such approach is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. IFRS 9 also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39.

The new standard must be applied for annual periods beginning on or after January 1, 2013. The Group is evaluating if the application of this standard will result in material effects on the consolidated financial statements.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 3—RESTATEMENT FOR ERRORS

The figures for the first half of 2009 have been restated to take into account the correction of prior years’ errors – as defined by IAS 8 – arising from the “Telecom Italia Sparkle case” and described in detail in the Annual Consolidated Financial Statement at December 31, 2009 of the Telecom Italia Group.

The adjustments and provisions made are summarized as follows:

1st Half 2009
(millions of euros)
Impact on Operating Profit	—
Finance expenses (provision charges for interest on VAT)	(5)
Impact on Profit for the period attributable to Owners of the Parent	(5)

	As at January 1, 2009	As at June 30, 2009
	(millions of euros)
Impact on Equity attributable to Owners of the Parent	(497)	(502)
Trade and miscellaneous payables and other current liabilities (Provisions for risk and charges)(1)	497	502
Impact on Total Current Liabilities	497	502

(1)	The adjustments made do not impact the other statement of financial position line items.

The following tables reflect the impacts on the financial statement line items of the first half of 2009 of the accounting adjustments for errors—as defined by IAS 8—in connection with the “Telecom Italia Sparkle case”.

	1st Half 2009
	Historical	Errors	Restated
	(millions of euros)
OPERATING PROFIT	2,685	—	2,685
Share of profits (losses) of associates and joint ventures accounted for using the equity method	33	—	33
Other income (expenses) from investments	(34)	—	(34)
Finance income	1,537	—	1,537
Finance expenses	(2,614)	(5)	(2,619)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,607	(5)	1,602
Income tax expense	(647)	—	(647)

PROFIT FROM CONTINUING OPERATIONS	960	(5)	955
Profit (loss) from Discontinued operations/Non-current assets held for sale	(19)	—	(19)

PROFIT (LOSS) FOR THE PERIOD	941	(5)	936

Attributable to:
* Owners of the Parent	964	(5)	959
* Non-controlling interests	(23)	—	(23)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

		As at June 30, 2009
		Historical	Errors	Restated
		(millions of euros)
EQUITY
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		13,546	(502)	13,044

Equity attributable to Owners of the Parent		25,820	(502)	25,318
Non-controlling interests		801	—	801

TOTAL EQUITY	(A)	26,621	(502)	26,119

Trade and miscellaneous payables and other current liabilities		9,954	502	10,456
TOTAL CURRENT LIABILITIES		19,059	502	19,561

TOTAL LIABILITIES	(B)	59,522	502	60,024

TOTAL EQUITY AND LIABILITIES	(A+B)	86,143	—	86,143

The accounting adjustments made to correct the errors – as defined by IAS 8 – identified in connection with the “Telecom Italia Sparkle case” had an effect on the basic and diluted earnings per share in the first half of 2009 of less than 0.01 euros.

NOTE 4—BUSINESS COMBINATIONS

Acquisition of Intelig Telecomunicações Ltda

On December 30, 2009, Tim Participaçoes finalized the acquisition of Intelig Telecomunicações Ltda, the domestic and international Brazilian telecommunications operator for long-distance and data transmission services. That company has been consolidated in the Telecom Italia Group as from the same date.

Specifically, the acquisition transaction, effected through the merger by incorporation of the parent, which owns 100% of Intelig (Holdco Participaçoes, controlled by JVCO), into Tim Participaçoes, had begun on April 16, 2009 by entering into agreements between Tim Participaçoes, its parent Tim Brasil, and JVCO Participaçoes (controlled by the Docas group and the indirect parent of Intelig Telecomunicações Ltda).

The acquisition, through the merger transaction, was finalized on December 30, 2009 by assuming a financial payable of Intelig equal to USD 68 million. At the time of the merger, the seller was attributed JVCO shares equal to 5.14% of Tim Participaçoes ordinary and preferred share capital. Moreover, 3% of Docas ordinary shares were transferred to Tim Brasil to guarantee Intelig’s financial situation to meet its potential liabilities.

The accounting effects of the business combination are represented by the following:

•

Goodwill of 96 million euros has been determined provisionally as the difference between the stock market value of the shares issued on behalf of the seller as of December 30, 2009 (295 million euros) and the carrying amount of the net assets acquired (199 million euros). During the second half of 2010 (and in any case within 12 months following the transaction), the provisional amounts of the assets and liabilities recorded at the acquisition date will be adjusted retroactively to take into account their fair value at the acquisition date with the consequent re-determination of the value of goodwill;

•

the transaction led to the partial sale (dilution), without loss of control, of a portion of the investment held by the Group in Tim Participações S.A.. Following the early application of IFRS 3R and IAS 27R,

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

the comparison between the stock market valuation of the shares issued on behalf of the seller and the net assets sold led to the recognition in Equity of a gain of 47 million euros, including 39 million euros for the reclassification, to equity attributable to non-controlling interests, of the transferred portion of the Reserve for exchange differences on translating foreign operations.

Had the purchase transaction been completed as of January 1, 2009, the half-year condensed consolidated financial statements at June 30, 2009 of the Telecom Italia Group would have presented higher Revenues by 100 million euros and a lower operating profit by 8 million euros.

NOTE 5—GOODWILL

Goodwill increased by 183 million euros compared to December 31, 2009; the breakdown by operating segment is as follows:

	As of December 31, 2009	Increase	Decrease	Exchange differences	Reclassifications	As of June 30, 2010
		Unaudited
	(millions of euros)
Domestic	41,953	—	—	—	(6)	41,947
Brazil	1,441	—	—	194	—	1,635
Media	228	—	—	—	—	228
Other Operations	5	—	—	—	(5)	—

Total	43,627	—	—	194	(11)	43,810

The increase of 183 million euros in the first half of 2010 is due to the following:

•	+194 million euros for exchange differences relating to the goodwill of the Brazilian companies;

•	-6 million euros for the reclassification of goodwill allocated to Elettra, to Non-current assets held for sale;

•	-5 million euros for the reclassification of the BBNed group’s goodwill, to Non-current assets held for sale.

The goodwill of the Domestic Business Unit at June 30, 2010 includes 415 million euros relating to the International Wholesale cash-generating unit which is lower than the amount at December 31, 2009 owing to the above reclassification of the company Elettra.

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. The Group carried out the impairment test on an annual basis at December 31, 2009. However, since the carrying amount of the Group’s equity at June 30, 2010 is higher than its stock market capitalization and this constitutes an external factor indicating an impairment pursuant to IAS 36, paragraph 12, the Group repeated the impairment test at June 30, 2010.

The result of the impairment test confirmed that the recoverable amount of the CGUs is higher than their carrying amount. It should be noted that for the Telecom Italia Media CGU, the recoverable amount is in line with the carrying amount. This means that negative variations in the realization of the multi-year plan assumed as the basis for the estimate of the recoverable value of the Telecom Italia Media CGU could become impairment losses.

For purposes of this test, the allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes. The business units (or groups of units) to which goodwill has been allocated are as follows:

Segment	Business unit (or groups of units)
Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil
Media	Telecom Italia Media

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The value used to determine the recoverable amount of the business units (or groups of units) to which goodwill has been allocated is the value in use for all the CGUs. At December 31, 2009, the market capitalization at December 31, 2009 of Telecom Italia Media was used for the estimate of recoverable value. After the subsidiary increased its share capital and reduced its outstanding stock on the market, which led to a significant reduction in the trading price of Telecom Italia Media ordinary shares, for purposes of the impairment test at June 30, 2010, the Group used the projections of future earnings that had been used by the subsidiary for the impairment test of goodwill on the part of the same subsidiary at the same date.

The basic assumptions for the calculation of the value in use of each group of cash-generating units are presented in the following table:

Core Domestic	International Wholesale	Brazil	Telecom Italia Media
EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues	EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan

Growth of EBITDA during the period of the plan		Growth of EBITDA during the period of the plan	Growth of sales and EBITDA during the period of the plan

Capital expenditures rate (capex/REVENUES)	Cost of network user rights (IRUs) and related amortization	Capital expenditures rate (capex/REVENUES)

BRL/euro exchange rate

Cost of capital	Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate

The estimate of the value in use for the main CGUs (Core Domestic and Brazil) is based upon the data in the three-year plan, adjusted in order to consider – where necessary – the negative variations between the revised 2010 plan and the original 2010 plan used for purposes of the impairment test at December 31, 2009. The plan data extends for two and a half years (up to December 31, 2012) and the estimated flows beyond 2012 have been capitalized in perpetuity. The flows of operating profit, used for purposes of the estimate of the value in use, have been expressed as cash NOPAT, which is determined in the following way: (Ebitda – Capex1) x (1-Tc2).

With regard to the International Wholesale CGU, the measurement is based on the capitalization of expected profit (NOPAT) for the next two six-month periods (second half of 2010 and the first half of 2011), thus excluding the expected growth during the period of the plan and considering amortization higher than the capex estimated in the plan.

As concerns the Telecom Italia Media CGU, the estimate of recoverable value is based on forecasts of future profit assumed as the basis for Telecom Italia S.p.A.’s decision to subscribe to the capital increase, updated from a positive standpoint in order to consider the better results expected for 2010 and subsequent years, as can be seen in the projections used by the subsidiary itself for purposes of the impairment test at June 30, 2010. The estimate of the recoverable value thus obtained nevertheless expresses a value per share that is lower than the average target price of the equity analysts who follow the Telecom Italia Media stock.

The nominal growth rates used to estimate the terminal value are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil	Telecom Italia Media
-0.35%	-0.5%	+2.93%	+2%

[1]	Purchase of tangible and intangible assets
[2]	Full marginal tax rate

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Such rates fall within the range of growth rates applied by the analysts following Telecom Italia stock (as can be seen from the reports published after the presentation of the three-year 2010-2012 plan, of April 13, 2010) and Telecom Italia Media (as can be seen from the reports published since the share capital increase, of May 24, 2010).

The cost of capital was estimated by considering the following:

a)	the criterion for the estimate of the cost of capital CAPM – Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)	the Beta coefficient for the Core Domestic CGU and International Wholesale arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 1.09);

c)	the Beta coefficient for the Brazil CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 1.11);

d)	in the case of International Wholesale, a “full equity “ financial structure was considered since it is representative of the normal financial structure of the business;

e)	for the principal operating segments of the Group, reference was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia stock in their reports published after the presentation of the 2010-2012 plan;

f)	for the Telecom Italia Media CGU, the cost of capital was considered equal to that of the principal domestic peer after having verified that such rate was not less than that used by the analysts who follow Telecom Italia Media stock.

Since a direct correlation exists between the cost of capital used by analysts and the long-term growth rate (g) projected for purposes of estimating the terminal value, a comparison has also been made in terms of the capitalization rates (WACC-g). In particular, the capitalization rate (WACC-g) of the Core Domestic group of CGUs was used which is equal to the median of the rate used by equity analysts in their reports published after the presentation of the three-year plan. This rate expresses the implicit growth rate in the terminal value (g) of -0.35%. Since the growth rate in the terminal value depends on the level of capital expenditures (capex) needed to sustain such growth, in order to arrive at the estimate of the result flow to be capitalized, a capital expenditures level (capex/revenues) was considered that is aligned with the median of the equity analysts (equal to 15.2%). Concerning the Brazil CGU, the growth rate in the terminal value used for purposes of testing impairment is lower than the median of the analysts. For purposes of estimating the terminal value, a capital expenditures rate (capex/revenues) has been used, aligned to that of the analysts (13.8%).

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC post-tax – g) were estimated for each business unit (the rate of Brazil refer to flows in Brazilian Reais) as follows:

	Core Domestic %	International Wholesale %	Brazil %	Telecom Italia Media %
WACC post tax	7.90	10.05	11.97	7.55
WACC post tax – g	8.25	10.55	9.04	5.55
WACC pre tax	11.66	14.88	16.25	9.64
WACC pre tax – g	12.01	15.38	13.32	7.64

Since the domestic Central Functions became part of the Core Domestic CGU after the reorganization of the Domestic segment, it was not necessary to carry out a second level impairment test on that segment. Instead, a

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

second level impairment test was conducted by considering the recoverable amount at the level of the entire Group in order to include the Central Functions and the Business Units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the Business Units of the Group has been compared to the carrying amount of the total operating capital referring to the same units/segments. No impairment losses resulted at this level of testing.

NOTE 6—INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life decreased 77 million euros compared to December 31, 2009. Details on the composition and movements during the period are as follows:

	As of December 31, 2009	Additions	Amortization	Impairment losses/ reversals	Disposals	Exchange differences	Other changes	As of June 30, 2010
		Unaudited
	(millions of euros)
Industrial patents and intellectual property rights	2,509	337	(842)	—	—	68	333	2,405
Concessions, licenses, trademarks and similar rights	2,997	11	(151)	—	—	136	17	3,010
Other intangible assets	240	161	(190)	—	—	9	(3)	217
Work in progress and advance payments	536	387	—	(4)	—	2	(348)	573

Total	6,282	896	(1,183)	(4)	—	215	(1)	6,205

Additions in the first half of 2010 include 178 million euros of internally generated assets (136 million euros in the first half of 2009).

Other changes include 6 million euros relating to the reclassification of the BBNed group and the company Elettra to Non-current assets held for sale.

Industrial patents and intellectual property rights at June 30, 2010 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite period of time (amortized over the period of useful benefit, estimated in three years). They mainly refer to Telecom Italia S.p.A. (1,732 million euros) and the Brazil Business Unit (570 million euros).

Concessions, licenses, trademarks and similar rights at June 30, 2010 mainly refer to:

•	unamortized cost of telephone licenses (1,648 million euros for Telecom Italia S.p.A. and 953 million euros for the Brazil Business Unit);

•	Indefeasible Rights of Use-IRU (227 million euros) referring mainly to the Telecom Italia Sparkle group companies (Domestic – International Wholesale);

•	TV frequencies of the Media Business Unit (126 million euros).

Other intangible assets at June 30, 2010 mainly include 205 million euros for the capitalization of subscriber acquisition costs amortized over the minimum contract period (12 or 24 months) and referring to some sales campaigns of Telecom Italia S.p.A. (136 million euros) and the Brazil Business Unit (69 million euros).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased 219 million euros compared to December 31, 2009. Details on the composition and movements during the period are as follows:

	As of December 31, 2009	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of June 30, 2010
		Unaudited
	(millions of euros)
Land	125	—	—	—	—	—	1	126
Buildings (civil and industrial)	511	1	(24)	—	—	12	43	543
Plant and equipment	11,462	773	(1,399)	—	(5)	231	185	11,247
Manufacturing and distribution equipment	31	3	(6)	—	—	—	1	29
Ships	26	—	(4)	—	—	—	(22)	—
Other	618	96	(171)	—	(7)	31	38	605
Construction in progress and advance payments	833	243	—	(1)	—	34	(272)	837

Total	13,606	1,116	(1,604)	(1)	(12)	308	(26)	13,387

Additions in the first half of 2010 include 136 million euros of internally generated assets (107 million euros in the first half of 2009).

Other changes include 62 million euros relating to the reclassification of the BBNed group and the company Elettra to Non-current assets held for sale.

Assets held under finance leases

Assets held under finance leases decreased 91 million euros compared to December 31, 2009. Details on the composition and movements during the period are as follows:

	As of December 31, 2009	Additions	Depreciation	Other changes	As of June 30, 2010
		Unaudited
	(millions of euros)
Buildings (civil and industrial)	1,246	5	(55)	(33)	1,163
Other	7	4	(3)	—	8
Construction in progress and advance payments	43	—	—	(9)	34

Total	1,296	9	(58)	(42)	1,205

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 8—OTHER NON—CURRENT ASSETS

Other non-current assets increased 1,321 million euros compared to December 31, 2009 and include:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Investments accounted for using the equity method:
- Associates	413	351
- Joint ventures	114	84

	527	435

Other investments	48	53

Securities, financial receivables and other non-current financial assets:
- Securities other than investments	13	15
- Financial receivables and other non-current financial assets	2,815	1,104

	2,828	1,119
Miscellaneous receivables and other non-current assets:
- Miscellaneous receivables	526	385
- Medium/long-term prepaid expenses	524	508

	1,050	893

Deferred tax assets	567	1,199

Total	5,020	3,699

Investments in associates accounted for using the equity method include the investments in ETECSA (367 million euros), Tiglio I (23 million euros), Teleleasing (18 million euros) and other minor companies (5 million euros).

Investments in joint ventures accounted for using the equity method include the investments in Sofora Telecomunicaciones S.A. and Consorzio Tema Mobility in which 50% stakes are held.

Other investments include the investments in Fin.Priv. (13 million euros), Sia-SSB (11 million euros) and other minor investments (24 million euros).

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Financial receivables and other non-current financial assets are composed as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Financial receivables for lessors’ net investments	216	228
Loans to employees	48	54
Hedging derivatives relating to hedged items classified as non—current assets/liabilities of a financial nature	2,460	792
Non-hedging derivatives	14	12
Other financial receivables	77	18

Total	2,815	1,104

Financial receivables for lessors’ net investments refer to:

•	Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

medium-/long-term portion of contracts which provide for the sale to customers, under finance leases, of assets which the Group has available under finance leaseback contracts, with the rendering of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables for lessors’ net investments is as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Non – current portion	216	228
Current portion	77	118

Total	293	346

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the component of their fair value measurement.

Additional information is provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to 1,050 million euros (893 million euros at December 31, 2009).

They include, among others:

-

the fair value of the two call options on 50% of Sofora Telecomunicaciones S.A. share capital for 130 million euros (unchanged compared to December 31, 2009); the fair value measurement takes into accout pending litigation at June 30, 2010;

-	medium/long-term prepaid expenses of 524 million euros (508 million euros at December 31, 2009) relating to the deferral of costs in connection with the recognition of revenues.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 9—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased 1,175 million euros compared to December 31, 2009 and are composed of the following:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Amounts due on construction contracts	25	25

Trade receivables:
• Receivables from customers	4,874	4,440
• Receivables from other telecommunication operators	1,832	1,688

	6,706	6,128

Miscellaneous receivables and other current assets:
• Other receivables	1,331	914
• Trade and miscellaneous prepaid expenses	575	395

	1,906	1,309

Total	8,637	7,462

Trade receivables amount to a 6,706 million euros (6,128 million euros at December 31, 2009), and are net of the provision for bad debts of 978 million euros (976 million euros at December 31, 2009).

Trade receivables specifically refer to Telecom Italia S.p.A. (4,877 million euros) and the Brazil Business Unit (1,204 million euros).

Trade receivables include 32 million euros (26 million euros at December 31, 2009) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use – IRU. Trade receivables increased compared to December 31, 2009 mainly due to the lower impact of the sales of receivables.

Other receivables amount to 1,331 million euros (914 million euros at December 31, 2009), and are net of a provision for bad debts of 74 million euros (74 million euros at December 31, 2009). Details are as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Advances to suppliers	63	72
Receivables from employees	28	27
Tax receivables	393	378
Sundry receivables	847	437

Total	1,331	914

Sundry receivables mainly include:

•	receivables recorded as a result of the court ordered deposit at Banca d’Italia relating to the Telecom Italia Sparkle case (282 million euros);

•	receivables from factoring companies (237 million euros);

•	receivable for the Italian Universal Service (53 million euros);

•	receivables from the Italian state and the European Union (30 million euros) for grants regarding research and training projects.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 10—DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE

At June 30, 2010, the BBNed group and the company Elettra are considered as disposal groups in accordance with IFRS 5. Accordingly, the assets and liabilities of the two disposal groups have been reclassified to two specific line items in the consolidated statement of financial position at June 30, 2010: “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale”. Based on information currently available, the estimated sales values are not lower than the carrying amounts at June 30, 2010 as shown in the half-year condensed consolidated financial statements. At December 31, 2009, these line items included the company HanseNet Telekommunikation GmbH which was sold in the first quarter of 2010.

In the separate consolidated income statements and in the consolidated statements of cash flows for the first half of 2009 the respective line items “Profit (loss) from Discontinued operations/Non-current assets held for sale” and “Cash flows from (used in) Discontinued operations/non-current assets held for sale” refer to HanseNet Telekommunikation GmbH.

HanseNet Telekommunikation GmbH

On February 16, 2010, the disposal of HanseNet Telekommunikation GmbH to the Telefónica group was finalized after having obtained the necessary authorizations from the competent authorities. HanseNet is an operator in the retail broadband market in Germany and a wholly-owned subsidiary of Telecom Italia S.p.A. through its holding Telecom Italia Deutschland Holding GmbH. The sales price collected was based on an Enterprise Value of 900 million euros.

The transaction was described in detail in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group to which reference can be made for additional information.

BBNed group

The BBNed group, consisting of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V., is a supplier of wireline services in the Netherlands where it operates under the BBeyond brand (business market) and the Alice and InterNLnet brands (consumer market).

On July 16, 2010, the Telecom Italia Group announced that it had reached an agreement for the sale of BBNed to Tele2.

The decision to sell is in line with the Telecom Italia Group’s objective to reposition itself in the core markets; the sale will not have an appreciable impact on the separate consolidated income statement of the Group.

The price negotiated on the sale is based on an enterprise value of about 50 million euros.

The conclusion of the sale is subject to the approval of the Antitrust Authority of the Netherlands.

Elettra

The company Elettra is engaged in the activities of surveys, laying and maintenance of submarine telecommunications cables and in the energy and oil&gas sectors.

The Telecom Italia Sparkle group’s decision to sell is in line with the objective of the parent, Telecom Italia, to reposition itself in the core businesses.

The proposed transaction calls for the sale of the ship “Pertinacia” to a company operating in the sector and, immediately thereafter, to sell the investment to a leading European operator.

***

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

In the consolidated statement of financial position, the line items “Discontinued operations /Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” are detailed as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Discontinued operations/non-current assets held for sale:
of a financial nature	19	81
of a non financial nature	118	1,152

Total	137	1,233

Liabilities directly associated with Discontinued operations/non-current assets held for sale:
of a financial nature	—	659
of a non financial nature	41	308

Total	41	967

The assets of a financial nature are detailed as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Non-current financial assets	—	—
Current financial assets	19	81

Total	19	81

The assets of a non financial nature are detailed as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Non-current assets	89	980
Current assets	29	172

Total	118	1,152

Non-current assets include the goodwill related to the BBNed group, equal to 5 million euros, and to the goodwill allocated to the company Elettra, equal to 6 million euros.

The liabilities of a financial nature are detailed as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Non-current financial liabilities	—	203
Current financial liabilities	—	456

Total	—	659

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The liabilities of a non financial nature are detailed as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Non-current liabilities	6	39
Current liabilities	35	269

Total	41	308

* * *

The impact on the separate consolidated income statement from the line item “Discontinued operations/Non-current assets held for sale” can be represented as follows:

		As of June 30,
		2010	2009
		Unaudited
		(millions of euros)
Impact on the income statement from Discontinued operations/non-current assets held for sale:
Revenues		—	569
Other income		—	3
Operating expenses		—	(449)
Amortization and depreciation, gains (losses) and impairment losses on non-current assets		—	(127)

Operating profit		—	(4)
Finance income (expenses)		—	(15)

Loss before tax from Discontinued operations/non-current assets held for sale		—	(19)
Income tax expense		—	—

Loss after tax from Discontinued operations/non-current assets held for sale	(A)	—	(19)
Economic effect on the selling companies:
Accruals made in respect of Discontinued operations/non-current assets held for sale		(2)	—

	(B)	(2)	—

Profit (loss) from Discontinued operations/non-current assets held for sale	(A+B)	(2)	(19)

The income statement effects refer to the following companies sold:

	As of June 30,
	2010	2009
	Unaudited
	(millions of euros)
HanseNet	—	(19)
Gruppo Buffetti	(2)	—

Total	(2)	(19)

In the statement of cash flows, net cash flows relating to “Discontinued operations/Non-current assets held for sale” in the first half of 2009, detailed below, refer exclusively to HanseNet.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30,
	2010	2009
	Unaudited
	(millions of euros)
Cash flows from operating activities	—	57
Cash flows from investing activities	—	(28)
Cash flows from financing activities	—	(7)

Total	—	22

NOTE 11—EQUITY

Equity includes:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Equity attributable to owners of the Parent	26,870	25,952
Equity attributable to Non-controlling Interest	1,364	1,168

Total	28,234	27,120

The composition of the Equity attributable to owners of the Parent is the following:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Share capital	10,585	10,585
Paid-in capital	1,689	1,689
Sundry reserves and retained earnings (accumulated losses), including profit for the period (*)	14,596	13,678

Total	26,870	25,952

(*) of which:
Reserve for available-for-sale financial assets	9	(4)
Reserve for cash flow hedges	(287)	(494)
Reserve for exchange differences on translating foreign operations	1,426	983
Other gains (losses) of associates and joint ventures accounted for using the equity method	(56)	(110)
Other reserves and retained earnings (accumulated losses), including profit for the period	13,504	13,303

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Movements in share capital during the first half of 2010 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2009 and June 30, 2010

	Shares as of December 31, 2009	Share issue	Shares as of June 30, 2010	% of share capital
		Unaudited
	(number of shares of par value 0.55 euros)
Ordinary Shares Issued (a)	13,380,906,939	—	13,380,906,939	68.95
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,218,690,552	—	13,218,690,552

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	31.05

Total Telecom Italia S.p.A. shares issued (a+d)	19,407,027,600	—	19,407,027,600	100.00

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,244,811,213	—	19,244,811,213

Reconciliation between the value of shares outstanding as of December 31, 2009 and June 30, 2010

	Share capital as of December 31, 2009	Change in share capital	Share capital as of June 30, 2010
		Unaudited
	(millions of euros)
Ordinary Shares Issued (a)	7,360	—	7,360
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,271	—	7,271

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total value of Telecom Italia S.p.A shares issued (a+d).	10,674	—	10,674

Total value of Telecom Italia S.p.A. shares outstanding (c+d)	10,585	—	10,585

The total amount of ordinary treasury shares at June 30, 2010, 508 million euros, was recorded for the part relating to the par value (89 million euros) as a deduction from share capital issued and, for the remaining part, as a deduction from Other reserves.

Other reserves and retained earnings (accumulated losses), including profit for the period comprise:

-

the Reserve for available-for-sale financial assets shows a positive balance of 9 million euros at June 30, 2010, increasing 13 million euros compared to December 31, 2009. It includes unrealized losses relating to the investments in Assicurazioni Generali (-2 million euros) and Fin.Priv. (-2 million euros) by the Parent, Telecom Italia, as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (-11 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (24 million euros). This reserve is expressed net of deferred tax liabilities of 9 million euros (at December 31, 2009, it was expressed net of deferred tax liabilities of 2 million euros).

-

The Reserve for cash flow hedges shows a negative balance of 287 million euros at June 30, 2010, increasing 207 million euros compared to December 31, 2009. This reserve is expressed net of deferred tax assets of 107 million euros (at December 31, 2009, it was expressed net of deferred tax

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

assets of 183 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements.

-

The Reserve for exchange differences on translating foreign operations shows a positive balance of 1,426 million euros at June 30, 2010, increasing 443 million euros compared to December 31, 2009. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit.

-

Other gains (losses) of associates and joint ventures accounted for using the equity method show a negative balance of 56 million euros at June 30, 2010, increasing 54 million euros compared to December 31, 2009. In particular, the item includes the reserve for exchange differences on translating to euros the Telecom Italia Group’s share of the equity of the investments in ETECSA Cuba and Sofora Telecomunicaciones.

-

Other reserves and retained earnings (accumulated losses), including profit for the period amount to 13,504 million euros, increasing 201 million euros compared to December 31, 2009. The change is mainly due to the sum of the following:

-	dividends approved for 1,029 million euros (1,029 million euros in 2009);

-	profit for the period attributable to owners of the Parent, equal to 1,211 million euros (959 million euros in the first half of 2009);

-

positive effect of 3 million euros arising from the change in the percentage holding in Telecom Italia Media S.p.A. following the increase in share capital; in fact, after the operation, the Telecom Italia Group’s percentage holding in Telecom Italia Media went from 67.96% to 77.42%.

Equity attributable to Non-controlling interests amounts to 1,364 million euros, increasing 196 million euros compared to December 31, 2009, and is represented by the sum of:

-	dividends approved (34 million euros);

-	profit for the period attributable to Non-controlling interests of 29 million euros (loss of 23 million euros in the first half of 2009);

-	positive change in the “Reserve for exchange differences on translating foreign operations” (146 million euros);

-

positive effect of 44 million euros relating to the Telecom Italia Media S.p.A. capital increase (47 million euros) net of the impact connected with the change in the percentage ownership (-3 million euros).

The line item mainly consists of the equity attributable to the Non-controlling interests of the companies of the Brazil Business Unit and the Media Business Unit.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options of the stock option plans still outstanding at June 30, 2010:

	Number of maximum shares issuable	Nominal value (thousands of euros)	Paid—in capital (thousands of euros)	Subscription price per share (euros)
	Unaudited
Additional capital increases approved (Ordinary Shares)
Employee Stock Ownership Plan 2010-2014 (reserved capital increase)	31,000,000	17,050	8,990	0.84

Total additional capital increases approved (Ordinary Shares)	31,000,000	17,050	8,990	0.84

Additional capital increases not yet approved (Ordinary Shares)
Employee Stock Ownership Plan 2010-2014 (free capital increase)	10,333,333	5,683	—	—
Long Term Incentive Plan 2010-2015 (reserved capital increase)	(*) n.a.	(*) 5,000	(*) n.a.	(*) n.a.
Long Term Incentive Plan 2010-2015 (free capital increase)	(**) n.a.	(**) 5,000	—	—
Shareholders’ resolution of April 8, 2009	1,600,000,000	880,000	n.a.	n.a.

Total additional capital increases not yet approved (Ordinary Shares)		895,683

(*)	A number of ordinary shares can be issued that can be subscribed for a total maximum equivalent amount (including paid-in capital) of 5,000,000 euros, with the subscription price determined by the board of directors;
(**)	a number of ordinary shares can be issued for the number needed to assign a free share for every share subscribed, up to a maximum amount of 5,000,000 euros.

With regard to the additional capital increases not yet approved, the following is noted.

The shareholders’ meeting held on April 29, 2010 granted the directors the right to increase share capital for five years from April 29, 2010 as follows:

-

to service the “Employee Stock Ownership Plan 2010-2014”, as approved by the shareholders’ meeting held on April 29, 2010, (i) against payment, through the issue of a maximum of 31,000,000 new ordinary shares of par value 0.55 euros each, and thus for a par value not in excess of 17,050,000 euros, with normal dividend rights, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, to be offered for subscription by the employees who are grantees under the “Employee Stock Ownership Plan 2010-2014”, and subsequently (ii) for a maximum amount of 5,683,333.15 euros by assigning a corresponding maximum amount of profits in accordance with art. 2349 of the Italian Civil Code, by issuing new ordinary shares of par value 0.55 euros each, with normal dividend rights, for the number necessary to assign a free share for every three shares subscribed to against payment as above by the employees who are grantees of the “Employee Stock Ownership Plan 2010-2014” subject to meeting the conditions within the timeframe and according to the manner established therein;

-

to service the “Long Term Incentive Plan 2010-2015”, as approved by the shareholders’ meeting held on April 29, 2010, (i) against payment, through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,000,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, to be offered for subscription by the employees who are grantees under the “Long Term Incentive Plan 2010-2015”, and subsequently (ii) for a maximum amount of 5,000,000 euros by assigning a corresponding maximum amount of profits in accordance with art. 2349 of the Italian Civil Code, by issuing new ordinary shares for a par value of 0.55 euros each, with normal dividend rights, for the number necessary to assign a free share for every share subscribed to against payment as above by the employees who are grantees of the “Long Term Incentive Plan 2010-2015” subject to meeting the conditions within the timeframe and according to the manner established therein.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

As regard the share capital increase against payment, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Employee Stock Ownership Plan 2010-2014” and the “Long Term Incentive Plan 2010-2015” and shall also fix the period for their subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On May 6, 2010, the board of directors, with the right granted to it by the special shareholders’ meeting held on April 29, 2010, passed a resolution to increase against payment, divisible, pursuant to art. 2443 of the Italian Civil Code and according to the provisions of art. 2441, paragraph 8 of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58, the share capital for a maximum par value of 17,050,000 euros, through the issue of a maximum of 31,000,000 new ordinary shares of par value 0.55 euros each, at an issue price equal to the average market prices of the last month preceding the offering discounted by 10%, to be reserved for subscription by grantees of the “Employee Stock Ownership Plan 2010-2014”, establishing that, where the share capital has not been fully subscribed to by the end of the offering period, in any case not later than September 30, 2010, the capital shall be increased for an amount equal to the subscriptions received by that date.

On June 16, 2010, the criteria for the calculation of the subscription price and the subscription period were defined.

The subscription price was defined as the arithmetic mean of the trading prices of the Company’s ordinary shares recorded between May 25, 2010 and June 25, 2010 on the Mercato Telematico Azionario (electronic stock market) organized and operated by Borsa Italiana S.p.A.. It was calculated using as the divisor only the days which refer to the listed prices taken as the basis for the calculation, discounted by 10%, up to the second digit after the decimal point (hundredths of a euro).

The precise subscription price, equal to 0.84 euros per share, was communicated by means of a notice published on the Group intranet on the evening of June 25, 2010.

The subscription period for the discounted offer of ordinary shares went from June 28, to July 9, 2010 and, following this operation, 27,056,139 ordinary shares were issued on July 29, 2010, bringing the total number of Telecom Italia ordinary shares issued to 13,407,963,078. Accordingly, the maximum quantity of shares issuable with the relative free share capital increase goes from 10,333,333 to 9,018,713 ordinary shares, for a par value equal to 4,960 thousand euros. Additional information is provided in the Note “Events subsequent to June 30, 2010”.

The shareholders’ meeting held on April 8, 2009 granted the directors the right (which, to date, has not been exercised), for a maximum period of five years beginning April 8, 2009, to increase against payment, at one or more times, share capital for a maximum nominal amount of 880,000,000 euros, through the issue, with or without paid-in capital, of a maximum of 1,600,000,000 ordinary shares of par value 0.55 euros each:

(i)	to be offered as option rights to those entitled in whole or in part,

(ii)	to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall fix the subscription price (including any paid-in-capital) and establish a specific period for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to within that period set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to end of that period.

Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors of Telecom Italia S.p.A. has the right to issue, at one or more times and for five years, starting April 8, 2009, bonds convertible into ordinary shares, to be offered as option rights to those entitled, for a maximum nominal amount of 1,000,000,000 euros.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

At June 30, 2010, Telecom Italia S.p.A. held 37,672,014 treasury shares, of which 25,000,000 were purchased to service the plan for granting free Telecom Italia S.p.A. ordinary shares to resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries (“Performance Share Granting Plan”), as part of the first tranche of the treasury share buyback program announced on August 8, 2008, and of which 11,400,000 ordinary shares were purchased to service the stock option plan reserved for executive officers of Telecom Italia S.p.A., “Stock Option Plan Top 2008”, as part of the second tranche of the same treasury share buyback program.

As of the date of June 30, 2010, the Telecom Italia Group holds 162,216,387 treasury shares, of which 37,672,014 are held through the Parent, Telecom Italia, and 124,544,373 through Telecom Italia Finance.

With regard to these latter shares, when the bankruptcy of the Lehman Brothers group was announced, 99,936,853 Telecom Italia S.p.A. ordinary shares had been held in custody with Lehman Brothers International Europe (“LBIE”) according to the provisions of a custody contract. Owing to the complexity of the wind-up procedure, only on April 28, 2010 were these shares returned by LBIE to Telecom Italia Finance, with the payment of a fee of 0.75% of the value of the assets for 0.8 million euros. During the same month of April 2010, also collected were the dividends distributed during 2009, relating to the same shares, for a gross amount of euros 5 million, subject to withholding tax.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 12—FINANCIAL LIABILITIES (CURRENT AND NON—CURRENT)

Financial liabilities are composed as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Financial payables (medium/long—term):
• Bonds	26,955	26,369
• Convertible bonds	—	—

	26,955	26,369
• Amounts due to banks	5,215	5,308
• Other financial payables	457	431

	32,627	32,108
Finance lease liabilities (medium/long—term)	1,508	1,565

Other financial liabilities (medium/long—term):
• Hedging derivatives relating to hedged items classified as Non—current assets/liabilities of a financial nature	1,999	3,075
• Non — hedging derivatives	49	45
• Deferred income	1	4

	2,049	3,124
Total non current financial liabilities (A)	36,184	36,797

Financial payables (short—term):
• Bonds	3,997	3,086
• Convertible bonds	—	581

	3,997	3,667
• Amounts due to banks	1,098	2,246
• Other financial payables	324	311

	5,419	6,224
Finance lease liabilities (short-term)	238	250
Other financial liabilities (short-term):
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	251	442
• Non — hedging derivatives	26	24
• Deferred income	1	1

	278	467
Total current financial liabilities (B)	5,935	6,941

Financial liabilities directly associated with Discontinued operations/non-current assets held for sale (C)	—	659

Total financial liabilities (D)= (A+B+C)	42,119	44,397

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Bonds are composed as follows:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Non—current portion	26,955	26,369
Current portion	3,997	3,086

Total carrying amounts	30,952	29,455
Adjustment due to fair value hedge accounting and measurement at amortized cost	(983)	(923)

Total nominal repayment amount	29,969	28,532

The nominal repayment amount totals 29,969 million euros, increasing 1,437 million euros compared to December 31, 2009 (28,532 million euros): although the repayments are higher than the amount of new issues, the increase is due to the valuation at different exchange rates (mainly the USD/EUR). This phenomenon shows the opposite sign under “Hedging derivatives”.

The following table lists bonds expressed at the nominal repayment amount, net of bond repurchases, issued by companies of the Telecom Italia Group, by issuing company:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The following table lists the bonds issued to third parties by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)
Unaudited
Bonds issued by Telecom Italia S.p.A.
Euro	750	750	4.500%	01/29/2004	01/28/2011	99.560
Euro	1,250	1,250	6.250%	02/01/2002	02/01/2012	98.952
Euro	1,000	1,000	3 month Euribor +0.53%	12/06/2005	12/06/2012	100
Euro	650	650	6.750%	03/19/2009	03/21/2013	99.574
Euro	500	500	3 month Euribor +0.63%	07/19/2007	07/19/2013	100
Euro	500	500	7.875%	01/22/2009	01/22/2014	99.728
Euro	673	673	4.750%	05/19/2006	05/19/2014	99.156
Euro	120	120	3 month Euribor +0.66%	11/23/2004	11/23/2015	100
GBP	500	612	5.625%	06/29/2005	12/29/2015	99.878
Euro	850	850	8.250%	03/19/2009	03/21/2016	99.740
Euro	400	400	3 month Euribor +0.79%	06/07/2007	06/07/2016	100
GBP	750	917	7.375%	05/26/2009	12/15/2017	99.608
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.070
GBP	850	1,040	6.375%	06/24/2004	06/24/2019	98.850
Euro	313	313	6 month Euribor (base 365)	01/01/2002	01/01/2022	100
Euro	1,250	1,250	5.250%	02/10/2010	02/10/2022	99.295
GBP	400	489	5.875%	05/19/2006	05/19/2023	99.622
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667

Sub — Total		13,234

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,884	1,884	7.500%(a)	04/20/2001	04/20/2011	99.214
Euro	108	108	3 month Euribor + 1.30%	03/12/2010	03/14/2012	100
Euro	1,000	1,000	7.250%	04/24/2002	04/24/2012	(*)101.651
Euro	850	850	6.875%	01/24/2003	01/24/2013	99.332
JPY	20,000	184	3.550%	04/22/2002	05/14/2032	99.250
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	(*)109.646

Sub — Total		5,041

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	700	570	4.875%	09/28/2005	10/01/2010	99.898
USD	400	326	3 month U.S.$ Libor +0.48%	09/28/2005	02/01/2011	100
USD	850	693	3 month U.S.$ Libor +0.61%	07/18/2006	07/18/2011	100
USD	750	611	6.200%	07/18/2006	07/18/2011	99.826
USD	2,000	1,630	5.250%	10/29/2003	11/15/2013	99.742
USD	1,000	815	6.175%	06/18/2009	06/18/2014	100
USD	1,250	1,018	4.950%	10/06/2004	09/30/2014	99.651
USD	1,400	1,141	5.250%	09/28/2005	10/01/2015	99.370
USD	1,000	815	6.999%	06/04/2008	06/04/2018	100
USD	1,000	815	7.175%	06/18/2009	06/18/2019	100
USD	1,000	815	6.375%	10/29/2003	11/15/2033	99.558
USD	1,000	815	6.000%	10/06/2004	09/30/2034	99.081
USD	1,000	815	7.200%	07/18/2006	07/18/2036	99.440
USD	1,000	815	7.721%	06/04/2008	06/04/2038	100

Sub — Total		11,694

Total		29,969

Note (a): see the following paragraph “Mechanism describing how coupons change on step—up/step—down bonds”.

(*)	Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.it.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The following table lists the change in bonds during the first half of 2010:

NEW ISSUES

	Currency	Amount (millions)	Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3 months + 1.3% maturing 3/14/2012 (1)	Euro	107.715	03/12/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	Euro	1,250	02/10/2010

(1)	These bonds were issued as a result of the contract terms established by the bonds outstanding at that time and denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and have been reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

REPAYMENTS

	Currency	Amount (millions)	Repayment date
Telecom Italia Finance Floating Rate Notes 138.83 million euros Euribor 3 months + 1.30% (2)	Euro	138.83	06/14/2010
Telecom Italia S.p.A. Floating Rate Notes 796 million euros Euribor 3 months + 0.20% (3)	Euro	796	06/07/2010
Telecom Italia Capital S.A. 4% 1,250 million dollars, issued with a guarantee from Telecom Italia S.p.A.	USD	1,250	01/15/2010
Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium	Euro	574	01/01/2010

(2)	These bonds were issued as a result of the contract terms established by the bonds outstanding at that time and denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and have been reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 14, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.
(3)	Net of 54 million euros bought back by the company during 2009.

BUYBACKS

	Currency	Amount (millions)	Buyback period
Telecom Italia Finance S.A. 1,884 million euros 7.50% maturing April 2011 (*)	Euro	113.432	January-May 2010

(*)	In October 2009, an amount of 2.683 million euros was already bought back. The total amount bought back between 2009 and 2010 is therefore 116.115 million euros.

Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating

TI Finance S.A. bonds - “Euro Notes”: 1,884 million euros, 7.50% interest, maturing April 2011

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and Standard&Poor’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or the spread above the Euribor in the case of floating-rate securities) by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon in progress at that particular time.

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

The coupon has not been increased since 2008, when the rate has been set to 7.50%.

Changes in Telecom Italia’s ratings

Telecom Italia’s ratings at June 30, 2010 by the major Rating Agencies are the following:

S&P’s		Moody’s		Fitch Ratings
Rating confirmed in most recent revision of July 13, 2010		Rating confirmed in most recent revision of June 28, 2010		Rating confirmed in most recent revision of July 26, 2010
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB	Stable	Baa2	Stable	BBB	Stable

Convertible bonds

As established in the Regulations, bond conversions requests have been regularly presented during the bond period, starting from January 22, 2002 up to December 15, 2009, and the relative shares have been issued at the established dates. Specifically, the shares relating to the last bond conversion requests received between December 1, and December 15, 2009 were made available to those entitled on December 30, 2009. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, have been reimbursed on January 1, 2010, with a one-time payment made on January 4, 2010.

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Non—current portion	—	—
Current portion	—	581

Total carrying amounts	—	581
Measurement at amortized cost	—	(7)

Total nominal repayment amount	—	574

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Financial covenants/other covenants/other features of convertible bonds

The bonds listed do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group or the failure to fulfill certain payment obligations in excess of 100 million euros on certain capital markets indebtedness. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A. None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Medium/long-term financial payables due to banks total 5,215 million euros (5,308 million euros at December 31, 2009) and decreased by 93 million euros.

Short-term financial payables due to banks of 1,098 million euros decreased by 1,148 million euros (2,246 million euros at December 31, 2009); in particular, in January 2010, the syndicated credit line denominated Term Loan 2010 for 1.5 billion euros became due and was repaid from cash resources. Short-term financial payables due to banks include 936 million euros for the current portion of medium/long-term financial payables due to banks.

Medium/long-term other financial payables amount to 457 million euros (431 million euros at December 31, 2009). They include 186 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen due in 2029 and 262 million euros of debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A. maturing 2013. The other short-term financial payables amount to 324 million euros (311 million euros at December 31, 2009).

Medium/long-term finance lease liabilities total 1,508 million euros (1,565 million euros at December 31, 2009) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 238 million euros (250 million euros at December 31, 2009).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 1,999 million euros (3,075 million euros at December 31, 2009). Hedging derivatives relating to items classified as current liabilities of a financial nature total 251 million euros (442 million euros at December 31, 2009). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 49 million euros (45 million euros at December 31, 2009). Non-hedging derivatives relating to items classified as current liabilities of a financial nature total 26 million euros (24 million euros at December 31, 2009). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

Revolving Credit Facility

Currently, the Telecom Italia Group has two Revolving Credit Facilities (RCF): one is a syndicated credit line expiring August 2014 for 8 billion euros, of which 1.5 billion euros is drawn down, and the other is a syndicated credit line expiring February 2013 for 1.25 billion euros, not drawn down.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of June 30, 2010		As of December 31, 2009
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
	Unaudited
USD	14,958	12,190	16,296	11,312
GBP	2,535	3,101	2,527	2,845
BRL	3,237	1,464	3,177	1,267
JPY	30,597	281	30,548	229
EURO		25,083		28,085

		42,119		43,738
Discontinued operations		—		659

		42,119		44,397

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Up to 2.5%	5,708	5,424
From 2.5% to 5%	3,780	6,018
From 5% to 7.5%	22,872	21,953
From 7.5% to 10%	4,927	4,564
Over 10%	1,295	1,073
Accruals/deferrals, MTM and derivatives	3,537	4,706

	42,119	43,738
Discontinued operations	—	659

	42,119	44,397

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of June 30, 2010	As of December 31, 2009
	Unaudited
	(millions of euros)
Up to 2.5%	12,944	5,839
From 2.5% to 5%	9,880	14,763
From 5% to 7.5%	12,144	13,910
From 7.5% to 10%	2,179	3,802
Over 10%	1,435	718
Accruals/deferrals, MTM and derivatives	3,537	4,706

	42,119	43,738
Discontinued operations	—	659

	42,119	44,397

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities – nominal repayment amount:

	Maturing by June 30, of the year:
	2011	2012	2013	2014	2015	After 2015	Total
	Unaudited
	(millions of euros)
Bonds	3,530	3,662	2,500	4,118	1,019	15,140	29,969
Loans and other financial liabilities	916	361	286	1,158	2,142	1,677	6,540
Finance lease liabilities	222	170	166	141	126	904	1,729

Total	4,668	4,193	2,952	5,417	3,287	17,721	38,238

Current financial liabilities	457	—	—	—	—	—	457

Total	5,125	4,193	2,952	5,417	3,287	17,721	38,695

Covenants and negative pledges relating to outstanding positions at June 30, 2010

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 852 million euros (out of a total of 2,501 million euros at June 30, 2010) is not secured by bank guarantees but there are covenants which cover the following:

-	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. As for the two loan contracts signed between EIB and Telecom Italia S.p.A. on July 17, 2006 for 150,000,000.00 euros and on November 30, 2007 for 182,200,000.00 euros, EIB has the right to rescind from the contract under ex. art. 1456 of the Italian Civil Code should Telecom Italia S.p.A. cease to hold, directly or indirect, more than 50% of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunication GmbH Germany or, in any case, a number of shares such as to represent more than 50% of its share capital; to this end, on November 5, 2009, the Group announced that an agreement had been signed in principle for the sale of the subsidiary, HanseNet, to the Telefónica group which was finalized on February 16, 2010. Following the sale of HanseNet, the Group decided to voluntarily repay the loan of 182,200,000.00 euros, of which 40,000,000.00 euros had already been repaid on June 18, 2010 while the remaining 142,200,000.00 euros will be repaid on September 30, 2010. The loan of 150,000,000.00 euros will remain outstanding until its natural due date of July 2014;

-	for the loan with a nominal amount of 350 million euros, if the Company’s rating is lower than BBB+ for Standard&Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loans with a nominal

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

amount of 500 million euros, if the Company’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings did not require new guarantees or repayments of loans;

-	the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project. This clause also applies to the guaranteed loan of 300 million euros made by the EIB in June 2009.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of 75 million euros at June 30, 2010) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Lastly, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out, that at June 30, 2010, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

NOTE 13—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activities of an internal committee which monitor the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results obtained;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operations, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 60 - 70% for the fixed-rate component and 40% - 30% for the floating-rate component.

In managing market risk, the Group adopted a guideline policy for debt management using derivative instruments and mainly uses the following:

•	Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or floating;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

The exposure to the various market risks can be measured by sensitivity analyses, in accordance with IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

•

The sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at June 30, 2010, assuming that such amounts are representative of the entire year.

•	The exchange risk of the Group’s loans denominated in currencies other than euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS 7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in interest rates, generate an impact on profit only when they are accounted for at their fair value, in accordance with IAS 39. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in the reference interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of financial instruments designated in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the reference interest rates of floating-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk – Sensitivity analysis

At June 30, 2010 (as at December 31, 2009), the exchange risk of the Group’s loans denominated in currencies other than euro was fully hedged. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to the derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with the international accounting standards that regulate hedge accounting, the mark-to-market measurement of such instruments is accrued in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables insignificant. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at June 30, 2010 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher (lower) compared to that actually realized, then higher (lower) finance expenses, before the tax effect, would have been recognized in the income statement for 104 million euros (77 million euros at December 31, 2009).

Allocation of the financial structure between fixed rate and floating rate

As for the allocation of the financial structure between the fixed-rate component and the floating-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Paper and receivables on sales of securities), has been considered in the category of floating rate.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

TOTAL FINANCIAL LIABILITIES (at the nominal repayment amount)

	6/30/2010			12/31/2009
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	Unaudited
	(millions of euros)
Bonds	17,472	12,497	29,969	17,999	10,533	28,532
Convertible bonds	—	—	—	574	—	574
Loans and other financial liabilities	5,689	2,580	8,269	6,941	4,843	11,784

Total non-current financial liabilities (including the current portion of medium/long term financial liabilities)	23,161	15,077	38,238	25,514	15,376	40,890
Total current financial liabilities (*)	50	407	457	107	370	477

Total (**)	23,211	15,484	38,695	25,621	15,746	41,367

(*)	At June 30, 2010, floating-rate current liabilities include 220 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (222 million euros at December 31, 2009).
(**)	Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

FINANCIAL ASSETS (at the nominal investment amount)

	6/30/2010			12/31/2009
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	Unaudited
	(millions of euros)
Deposits and cash	—	2,642	2,642	—	4,614	4,614
Euro Commercial Paper	—	135	135	—	20	20
Securities	41	2,046	2,087	31	2,675	2,706
Other receivables	958	241	1,199	504	737	1,241

Total (*)	999	5,064	6,063	535	8,046	8,581

(*)	Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

With regard to floating-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The information, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

TOTAL FINANCIAL LIABILITIES

	6/30/2010		12/31/2009
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	Unaudited
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	29,837	5.94	28,428	5.87
Convertible bonds	—	—	574	7.42
Loans and other financial liabilities	8,745	4.62	10,030	4.38

Total (*)	38,582	5.64	39,032	5.51

(*)	Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

TOTAL FINANCIAL ASSETS

	6/30/2010		12/31/2009
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	Unaudited
	(millions of euros)	(%)	(millions of euros)	(%)
Deposits and cash	2,642	0.46	4,614	0.34
Euro Commercial Paper	135	0.74	20	0.70
Securities	2,087	5.09	2,706	4.02
Other receivables	417	5.12	1,024	4.59

Total (*)	5,281	2.66	8,364	2.05

(*)	Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Further information is provided in the Note “Financial liabilities (current and non-current)”.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

The management of the Group’s liquidity is guided by prudent criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with leading high-credit-quality banking and financial institutions with at least an A rating and generally for periods of less than three months. As for the other temporary investments of liquidity, there are investments in Euro commercial paper (the issuers all have an A rating by Standard & Poor’s and headquarters in Europe). With regard to bond portfolio management, the issuers have at least a BBB rating by Moody’s.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and assignment of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at June 30, 2010, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 24 months.

12% of gross financial debt at June 30, 2010 (nominal repayment amount) will become due in the following 12 months.

Maturities of non-current financial liabilities (including the current portion of medium/long-term debt) in terms of the expected nominal repayment amount are the following:

Maturities of non-current financial liabilities – nominal repayment amount:

	maturing by June 30, of the year:
	2011	2012	2013	2014	2015	After 2015	Total
	Unaudited
	(millions of euros)
Bonds	3,530	3,662	2,500	4,118	1,019	15,140	29,969
Loans and other financial liabilities	916	361	286	1,158	2,142	1,677	6,540
Finance lease liabilities	222	170	166	141	126	904	1,729

Total	4,668	4,193	2,952	5,417	3,287	17,721	38,238

The following table reports the contractual cash flows not discounted to present value relative to gross financial debt at nominal repayment amounts; the interest flows have been determined using the conditions and interest and exchange rates prevailing at June 30, 2010. The principal and interest portions of the hedged liabilities include both the disbursements and the receipts of the related hedging derivatives.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Financial liabilities – Maturities of contractually expected disbursements

		maturing by June 30, of the year:
		2011	2012	2013	2014	2015	After 2015	Total
		Unaudited
		(millions of euros)
Bonds	Principal	3,530	3,662	2,500	4,118	1,019	15,140	29,969
	Interest	1,701	1,492	1,315	1,164	926	10,193	16,791

Loans and other financial liabilities	Principal	916	361	286	1,158	2,142	1,677	6,540
	Interest	181	134	127	115	6	(969)	(406)

Finance lease liabilities	Principal	222	170	166	141	126	904	1,729
	Interest	110	103	96	89	81	284	763

Non-current financial liabilities (*)	Principal	4,668	4,193	2,952	5,417	3,287	17,721	38,238
	Interest	1,992	1,729	1,538	1,368	1,013	9,508	17,148

Current financial liabilities	Principal	457	—	—	—	—	—	457
	Interest	4	—	—	—	—	—	4

Total	Principal	5,125	4,193	2,952	5,417	3,287	17,721	38,695
	Interest	1,996	1,729	1,538	1,368	1,013	9,508	17,152

(*)	These include hedging and non-hedging derivatives.

Derivatives – Contractually expected interest flows

	maturing by June 30, of the year:
	2011	2012	2013	2014	2015	After 2015	Total
	Unaudited
	(millions of euros)
Disbursements	1,071	997	939	880	676	4,582	9,145
Receipts	(1,121)	(1,051)	(995)	(902)	(761)	(5,746)	(10,576)

Hedging derivatives – net (receipts) disbursements	(50)	(54)	(56)	(22)	(85)	(1,164)	(1,431)

Disbursements	18	—	—	—	—	7	25
Receipts	(4)	—	—	—	—	—	(4)

Non-hedging derivatives – net (receipts) disbursements	14	—	—	—	—	7	21

Total net disbursements	(36)	(54)	(56)	(22)	(85)	(1,157)	(1,410)

Furthermore, in the first half of 2010, the Group proceeded to refinance debt as follows:

•	on February 10, 2010, Telecom Italia S.p.A. issued bonds for 1,250 million euros, annual coupon of 5.25%, maturing February 10, 2022;

•

on February 12, 2010, Telecom Italia S.p.A. signed a new revolving line of credit with leading credit institutions for an amount of 1,250 million euros for a period of three years. This is a back-up line which raises the Group’s financial flexibility.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

Mark-to-market is calculated by discounting interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference principal, in the respective currencies of denomination.

NOTE 14—DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and to manage interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at June 30, 2010 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or floating rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly on demand.

The following tables present the derivative transactions put into place by the Telecom Italia Group at June 30, 2010, divided between fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Table 1 - Fair Value Hedge Derivatives

Description	Notional Amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)
	Unaudited

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of JPY 20 billion JPY (equivalent amount of 148 million euros at 6/30/2010), broken down as follows:

•  by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;

•  by Telecom Italia Finance S.A., the sale of an swaption exercisable annually, from 2012 to 2031, to hedge the call option embedded in the underlying debt, through which Telecom Italia Finance sold the right to pay a semiannual floating rate in JPY and to receive a fixed rate of 3.55%;

•  by Telecom Italia S.p.A., a CCIRS contract on an intragroup floating rate loan in JPY, in which Telecom Italia S.p.A. receives 6-month LIBOR in JPY and pays 6-month Euribor

	172	(11)
CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 2,250 million USD (equivalent amount of 1,833 million euros at 6/30/2010) issued by Telecom Italia Capital S.A. in October 2004 (10-year tranche of 1,250 million USD and 30-year tranche of 1,000 million USD), converting the coupon fixed rate in USD to the 6-month Euribor	1,805	271
CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 2,500 million USD (equivalent amount of 2,037 million euros at 6/30/2010) issued by Telecom Italia Capital S.A. in September 2005 (5-year tranche of 700 million USD, 5.35-year tranche of 400 million USD and 10-year tranche of 1,400 million USD), converting the coupon fixed rate in USD to the 6-month Euribor	2,068	84
CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2011 on the two 5-year tranches of a total 1,600 million USD (equivalent amount of 1,304 million euros at 6/30/2010) on bonds for a total amount of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate (respectively, 6.2% in USD and the 3-month Libor in USD +0.61%) to the 6-month Euribor	1,264	63
IRS transactions put into place by Telecom Italia S.p.A. maturing 2014 on bonds of 500 million euros issued by Telecom Italia S.p.A. in January 2009, converting the coupon rate of 7.875% to the 6-month Euribor	500	13
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on bonds of 650 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 6.75% to the 1-month Euribor	650	21
IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of 850 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 8.25% to the 1-month Euribor	850	51
CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount of 917 million euros at 6/30/2010) issued by Telecom Italia S.p.A. in May 2009, converting one component of the coupon rate of 3.64745% to the 3-month Euribor	851	103
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on BTP government securities in portfolio at 4.25%, notional amount of 350 million euros, converting the coupon rate of 4.25% to the 6-month Euribor	350	(4)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 3%, notional amount of 350 million euros, converting the coupon rate of 3% to the 6-month Euribor	350	(5)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 4.25%, notional amount of 100 million euros, converting the coupon rate of 4.25% to the 6-month Euribor	100	(3)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on BTP government securities in portfolio at 3.75%, notional amount of 100 million euros, converting the coupon rate of 3.75% to the 6-month Euribor	100	(3)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2015 on BTP government securities in portfolio at 3%, notional amount of 250 million euros, converting the coupon rate of 3% to the 6-month Euribor	250	(6)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on bonds of 750 million euros issued by Telecom Italia S.p.A. in January 2004, converting the coupon rate of 4.5% to the 6-month Euribor	750	5
IRS transactions put into place by Telecom Italia Finance S.A. maturing 2011 on bonds of 2,000 million euros issued by Telecom Italia Finance S.A. in April 2001, converting the coupon rate of 7.5% to the 6-month Euribor	250	2
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on bonds of 1,250 million euros issued by Telecom Italia S.p.A. in February 2002, converting the coupon rate of 6.25% to the 6-month Euribor	1,250	1
IRS transactions put into place by Telecom Italia S.p.A. maturing 2019 on bonds of 1,250 million euros issued by Telecom Italia S.p.A. in January 2004, converting the coupon rate of 5.375% to the 6-month Euribor	1,250	56
IRS transactions put into place by Telecom Italia S.p.A. maturing 2022 on bonds of 1,250 million euros issued by Telecom Italia S.p.A. in February 2010, converting the coupon rate of 5.25% to the 6-month Euribor	550	28

Total Fair Value Hedge Derivatives	13,360	666

The method selected to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Table 2—Cash Flow Hedge Derivatives

Description	Notional Amount (millions of euros)	Mark-to-Market (Clean Price) (millions of Euros)
	Unaudited
USD/EUR collar options purchased by Elettra TLC S.p.A. to hedge contractual flows of 34 million USD expiring by June 2013 (monthly expiration dates), fixing the equivalent amount in euros in a range of between 21 and 26 million euros	26	(2)
Collar options on commodities purchased by Elettra TLC S.p.A. to hedge contractual flows expiring by December 2010, fixing the equivalent amount in euros in a range of between 2 and 4 million euros	4	—
Commodity swap transactions put into place by Telenergia S.r.l. to hedge monthly purchases or electrical power from the company EGL Italia S.p.A., expiring December 2010, receiving the variable index (IT Brent Index) and paying 59.34 euros per bbl	9	—
Commodity swap transactions put into place by Telenergia S.r.l. to hedge monthly purchases of electrical energy from the company Edison S.p.A., expiring December 2010, receiving the variable index (IM2 Index) and paying 54.98 euros per MWh	9	—
Commodity swap transactions put into place by Telenergia S.r.l. to hedge monthly purchases of electrical energy from the company ENI S.p.A., expiring December 2010, receiving the variable index (En Remix 80/20 Index) and paying 55.92 euros per MWh	26	—
Commodity swap transactions put into place by Telenergia S.r.l. to hedge monthly purchases of electrical energy from the company ENI S.p.A., expiring December 2010, receiving the variable index (En Remix 80/20 Index) and paying 55.4 euros per MWh	9	—
Forward purchases in USD by Elettra TLC S.p.A. to hedge a contractual flow equal to 6 million USD expiring November 2013	4	1
Forward purchases in USD by Telecom Italia S.p.A. to hedge quarterly contractual flows expiring by November 2011	3	—
Forward purchases in USD by Telecom Italia S.p.A. to hedge monthly commercial contractual flows expiring by November 2013	1	—
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10-year tranche of 2,000 million USD (equivalent amount of 1,630 million euros at 6/30/2010) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 5.25% in USD to the fixed rate of 5.0349% in euros	1,709	(101)
IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on quarterly floating rate bonds of 120 million euros issued by Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%	120	(9)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of 500 million GBP (equivalent amount of 612 million euros at 6/30/2010), issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euros	751	(134)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of 850 million GBP (equivalent amount of 1,040 million euros at 6/30/2010) issued by Telecom Italia S.p.A. in June 2004, converting a fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euros	1,258	(241)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of 400 million GBP (equivalent amount of 489 million euros at 6/30/2010) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euros	587	(134)
IRS transactions put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate bonds of 1,000 million euros issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012, converting a coupon rate of Euribor +0.53% to a fixed rate of 4.5404% in euros	1,000	(14)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 on the private placement of the Telecom Italia Finance S.A “Dual-Currency” loan of 20 billion JPY (equivalent amount of 184 million euros at 6/30/2010). The following were put into place:

•     by Telecom Italia S.p.A., an IRS contract converting the fixed rate of 5% in USD to the 6-month Libor in JPY;

•     by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., on the intragroup loan in JPY, receives the 6-month Libor in JPY and pays the 6-month Euribor;

•     by Telecom Italia S.p.A., an IRS contract converting the 6-month Euribor to the fixed rate 6.9395% in euros

	174	(23)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of 1,000 million USD (equivalent amount of 815 million euros at 6/30/2010) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 6.375% in USD to the fixed rate of 5.994% in euros	849	(88)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2036 on the 30-year tranche of 1,000 million USD (equivalent amount of 815 million euros at (6/30/2010) on bonds for a total of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate of 7.20% in USD to a fixed rate of 5.88429% in euros	791	127
IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on quarterly floating rate bonds of 500 million euros issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%	500	(44)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2018 on the 10-year tranche of 1,000 million USD (equivalent amount of 815 million euros at 6/30/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 6.999% in USD to a fixed rate of 7.01232% in euros	642	188
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2038 on the 30-year tranche of 1,000 million USD (equivalent amount of 815 million euros at 6/30/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 7.721% in USD to a fixed rate of 7.45122% in euros	645	201
IRS transactions put into place by Telecom Italia S.p.A. maturing June 2016 on quarterly floating rate bonds of 400 million euros at a issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%	400	(64)
IRS transactions put into place by Telecom Italia S.p.A. maturing August 2014 on the monthly floating rate revolving credit facility of 1,500 million euros, converting the 1-month Euribor to a semiannual fixed rate of 4.82583%	1,500	(202)
IRS transactions put into place by Telecom Italia S.p.A. maturing March 2014 on the semiannual floating rate EIB loan of 350 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.93457%	350	(40)
IRS transactions put into place by Telecom Italia S.p.A. maturing September 2013 on the quarterly floating rate EIB loan of 400 million euros, converting the 3-month Euribor to a semiannual fixed rate of 5.03388%	400	(45)
IRS transactions put into place by Telecom Italia S.p.A. maturing December 2013 on the semiannual floating rate EIB loan of 100 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.832%	100	(11)
CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount of 917 million euros at 6/30/2010) issued by Telecom Italia S.p.A. in May 2009, converting a component of the coupon rate of 3.72755% to a fixed rate of 3.82901% in euros	851	—
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2014 on the 5-year tranche of 1,000 million USD (equivalent amount of 815 million euros at 6/30/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 6.175% in USD to a fixed rate of 5.8186% in euros	719	109
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on the 10-year tranche of 1,000 million USD (equivalent amount of 815 million euros at 6/30/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 7.175% in USD to a fixed rate of 6.694% in euros	722	115
Forward starting IRS transactions put into place by Telecom Italia S.p.A. starting September 2012 and expiring September 2034 on the 30-year tranche of 1,000 million USD (equivalent amount of 815 million euros at 6/30/2010) on bonds for a total of 2,250 million USD issued by Telecom Italia Capital S.A. in October 2004, converting the 6-month Euribor to an annual fixed rate of 4.7316%.	794	(5)

Total Cash Flow Hedge Derivatives	14,953	(416)

The hedge of cash flows by derivatives designated as Cash Flow Hedges was considered highly effective and at June 30, 2010 led to:

•	recognition to equity of an unrealized income for 285 million euros;

•	reversal from equity to the income statement of net gains from exchange rate adjustments for 1,165 million euros.

Furthermore, at June 30, 2010, the total gain of the hedging instruments that is still recognized in equity amounts to 9 million euros as a result of the effect of transactions early terminated over the years. The positive impact reversed to the income statement during the first half of 2010 is 2 million euros.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The transactions hedged by Cash Flow Hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
Unaudited
USD	2,000	July 10	Nov 13	5.25%	Semiannually
Euro	120	July 10	Nov 15	3-month Euribor + 0.66%	Quarterly
GBP	500	July 10	Dec 15	5.625%	Annually
GBP	850	July 10	June 19	6.375%	Annually
GBP	400	July 10	May 23	5.875%	Annually
Euro	1,000	July 10	Dec 10	3-month Euribor + 0.53%	Quarterly
USD	186	July 10	Oct 29	5.45%	Semiannually
USD	1,000	July 10	Nov 33	6.375%	Semiannually
USD	1,000	July 10	July 36	7.20%	Semiannually
Euro	500	July 10	July 13	3-month Euribor + 0.63%	Quarterly
USD	1,000	July 10	June 18	6.999%	Semiannually
USD	1,000	July 10	June 38	7.721%	Semiannually
Euro	400	July 10	June 16	3-month Euribor + 0.79%	Quarterly
Euro	1,500	July 10	Aug 14	1-month Euribor + 0.1575%	Monthly
Euro	350	July 10	Mar 14	6-month EIB + 0.29%	Semiannually
Euro	400	July 10	Sept 13	3-month EIB + 0.15%	Quarterly
Euro	100	July 10	Dec 13	6-month Euribor - 0.023%	Semiannually
GBP	750	July 10	Dec 17	3.72755%	Annually
USD	1,000	July 10	June 14	6.175%	Semiannually
USD	1,000	July 10	June 19	7.175%	Semiannually
USD	1,000	Sept 12	Sept 34	6%	Semiannually

The method selected to test the effectiveness, retrospectively and prospectively, of Cash Flow Hedge derivatives, whenever the principal terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion from designated Cash Flow Hedge derivatives recognized in the income statement during the first half of 2010 is immaterial.

Table 3—Non-Hedge Accounting Derivatives

Description	Notional amount (millions of euros)	Mark-to-Market (Clean Price) (millions of euros)
	Unaudited
Exchange rate transactions put into place by Telecom Italia S.p.A.	12	—
Exchange rate transactions put into place by Telecom Italia Finance S.A.	94	(2)
Exchange rate transactions put into place by Telecom Italia Capital S.A.	18	(1)
Exchange rate transactions put into place by Olivetti S.p.A.	15	—
Interest and exchange rate transactions put into place by Tim Celular S.A. Interest rate transactions put into place by Tim Nordeste S.A.	647	(10)

Total Non-Hedge Accounting Derivatives	786	(13)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged risk	Notional amount as of June 30, 2010	Notional amount as of December 31, 2009	Mark to Market Spot (Clean Price) as of June 30, 2010	Mark to Market Spot (Clean Price) as of December 31, 2009
		Unaudited		Unaudited
		(millions of euros)
Interest Rate Swaps	Interest Rate Risk	7,200	4,150	156	18
Cross Currency and Interest Rate Swaps	Interest Rate Risk and currency exchange rate risk	6,160	7,174	510	(823)

Total Fair Value Hedge Derivatives		13,360	11,324	666	(805)

Interest Rate Swaps	Interest Rate Risk	5,164	4,720	(434)	(360)
Cross Currency and Interest Rate Swaps	Interest Rate Risk and currency exchange rate risk	9,698	9,698	19	(1,514)
Commodity Swap and Options	Commodity Risk (energy)	57	5	—	(1)
Forward and Forex Options	Currency exchange rate risk	34	34	(1)	—

Total Cash Flow Hedge Derivatives		14,953	14,457	(416)	(1,875)

Total Non—Hedge Accounting Derivatives		786	949	(13)	(21)

Total Telecom Italia Group Derivatives		29,099	26,730	237	(2,701)

NOTE 15—EMPLOYEE BENEFITS

Employee benefits decreased 6 million euros compared to December 31, 2009 and are composed of the following:

			As of December 31, 2009	Increases	Decreases	As of June 30, 2010
			Unaudited
			(millions of euros)
Provision for employee severance indemnities	(A	)	1,051	23	(17)	1,057

Provision for pension plans			25	2	(2)	25
Provision for termination benefit incentives			146	—	(12)	134

Total other provisions for employee benefits (*)	(B	)	171	2	(14)	159

Total	(A+B	)	1,222	25	(31)	1,216

Of which:
Non—current portion			1,075			1,082
Current portion (*)			147			134

(*)	The Current portion refers only to Other provisions for employee benefits.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance increased 6 million euros as a result of the sum of provision charges recorded in the income statement (23 million euros for the interest matured for all Group companies, the charge for severance indemnity for companies with less than 50 employees and actuarial (gains) losses) and utilizations (-17 million euros for indemnities paid to employees who terminated employment and for advances).

The effect on the income statement, included in employee benefits expenses, is as follows:

	Six months ended June 30,
	2010	2009
	Unaudited
	(millions of euros)
Current service cost (*)	—	—
Finance expenses	23	32
Net actuarial (gains) losses recognized during the period	—	(15)

Total expense	23	17

Effective return on plan assets	n/a	n/a

(*)	Following the social security reform, the quotas intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expense” in “Social security expenses” and not in “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal, for the year, to 0.2 million euros).

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group. The decrease also includes the reclassification of the BBNed group to Non-current assets held for sale.

Provisions for termination benefit incentives decreased 12 million euros due to the utilization of the provision for mobility under Law 223/91 accrued in 2008 by the Parent, Telecom Italia, Telecom Italia Sparkle, Olivetti and Olivetti I-Jet.

NOTE 16—PROVISIONS

Provisions decreased 21 million euros compared to December 31, 2009 and are composed of the following:

	As of December 31, 2009	Increases	Used through Income statement	Used directly	Exchange differences and other changes	As of June 30, 2010
	Unaudited
	(millions of euros)
Provision for taxation and tax risks	116	6	—	(8)	6	120
Provision for restoration costs	458	11	—	(5)	13	477
Provision for legal disputes	308	36	—	(77)	10	277
Provision for commercial risks	70	3	(2)	(7)	3	67
Provision for risks and charges on investments and corporate—related transactions	150	8	—	(13)	(2)	143
Other provisions	558	4	—	(4)	(3)	555

Total	1,660	68	(2)	(114)	27	1,639

Of which:
Non—current portion	735					754
Current portion	925					885

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites of Telecom Italia S.p.A. and the Brazil Business Unit.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

This provision increased 19 million euros due to:

•	recognition in the income statement of finance expenses to reflect the passage of time (+8 million euros) and new accruals (+3 million euros);

•	utilizations (-5 million euros);

•	exchange differences of the Brazil Business Unit (+13 million euros).

Provision for legal disputes decreases mainly on account of utilizations by Telecom Italia S.p.A. following the closing of some litigation.

Other provisions for risks and charges decreased 3 million euros. At June 30, 2010, the amount in the provision for risks and charges includes the provision accrued in connection with Telecom Italia Sparkle case. The overall amount provided was 507 million euros (unchanged compared to December 31, 2009) and was accrued to meet risks and charges of a tax nature (VAT unlawfully deducted and the relative interest and penalties) and legal nature. Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

The provision includes the amounts set aside in respect of the Telecom Italia Sparkle case.

NOTE 17—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased 786 million euros compared to December 31, 2009 and are composed of the following:

			As of June 30, 2010	As of December 31, 2009
			Unaudited
			(millions of euros)
Payables on construction work	(A	)	23	24

Trade payables:
• Payables to suppliers			3,622	4,689
• Payables to other telecommunication operators			1,342	1,326

	(B	)	4,964	6,015

Tax payables	(C	)	1,053	651

Miscellaneous payables and other current liabilities:
• Payables for employee compensation			477	440
• Payables to social security agencies			319	421
• Trade and miscellaneous deferred income			869	883
• Advances received			15	26
• Customer—related items			1,125	1,109
• Payables for the “TLC operating fee”			30	30
• Dividends approved, but not yet paid to shareholders			22	22
• Other current liabilities			317	326
• Employee benefits (except for Employee severance indemnities) for the current portions expected to be settled within 1 year			134	147
• Provisions for risks and charges for the current portions expected to be settled within 1 year			885	925

	(D	)	4,193	4,329

Total	(A+B+C+D	)	10,233	11,019

Trade payables (all due within 1 year) amounting to 4,964 million euros (6,015 million euros at December 31, 2009) mainly refer to Telecom Italia S.p.A. (3,301 million euros) and the companies in the Brazil Business Unit (1,006 million euros).

Tax payables particularly refer to the VAT payable of Telecom Italia S.p.A. (639 million euros), to the government concession tax of Telecom Italia S.p.A. (109 million euros) and other tax payables of the companies in the Brazil Business Unit (230 million euros).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 18—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

This section illustrates the main judicial, arbitration and tax proceedings in which the Telecom Italia Group companies were involved as of June 30, 2010.

Provisions for 625 million euros were made by the Telecom Italia Group for disputes, which are described below, for which an adverse outcome is deemed likely. Of this sum, 507 million euros refer to liabilities related to the Telecom Italia Sparkle case.

a) Contingent liabilities

Telecom Italia Sparkle – Relationships with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: the Rome Prosecutor’s investigation.

As already indicated in previous financial reports, on February 23, 2010 the Finance Police, at the behest of the Prosecutor’s Office of Rome (“Prosecutor”), served Telecom Italia Sparkle with:

a)	an order setting a fast track hearing procedure concerning the “request to apply the measure to prohibit [……] from performing activities and to be replaced with a judicial commissioner” pursuant to Legislative Decree 231/2001;

b)	a warrant to seize approximately 298 million euros as an interim measure.

The Prosecutor accused certain former directors and former and current employees of Telecom Italia Sparkle of transnational conspiracy, tax evasion in cooperation with third parties, transnational money laundering, reinvestment of proceeds from criminal activities and registration of assets under false names. The charges of transnational conspiracy, transnational money laundering and reinvestment of proceeds from criminal activities constitute also predicate offenses for administrative liability pursuant to legislative Decree no. 231/2001.

In view of the hearing, Telecom Italia Sparkle filed a defense brief, to argue the lack of grounds for the application of the interim measure. Moreover, in its discussions with the Prosecutor, the Company:

a)	gave evidence of the replacement of its Executive Directors, of the suspension of the employees involved in the proceedings and still in service, as well as the dismissal of the employees in custody;

b)	filed a resolution of the Board of Directors on March 1, 2010 covering (i) the engagement of an independent tax consultant (Prof. Paolo Ferro-Luzzi) to determine, among other things, whether the Company has adopted and implemented the organizational instruments under Legislative Decree no. 231/2001 and (ii) the ensuing effort by the Company to carry out the improvement recommendations made by such independent tax consultant;

c)	filed with the Prosecutor a petition to cancel the request to place the Company under a judicial commissioner, together with, among others:

1.	A surety bond in favor of the Judicial Authority for approximately 72 million euros. This instrument represents a guarantee for the Prosecutor, in case of an irrevocable ruling with an order to seize, pursuant to Legislative Decree 231/2001, the amount that should be identified as proceeds of criminal activities alleged in relation to this case;

2.	A surety bond in favor of the Tax Authority for approximately 123 million euros, representing the difference between the sum already seized to reflect VAT credits claimed for fiscal years 2005, 2006, 2007 (approximately 298 million euros), and the maximum amount that could be estimated for the definition of the company’s tax position with respect to the above VAT, by virtue of an acceptance or a settlement with procedure the Italian Revenue Agency.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

3.	An overview of the activities carried out by Prof. Paolo Ferro-Luzzi, prepared upon request of Telecom Italia Sparkle, with respect to the Company’s corporate governance, organization and control, operations and the “231 Compliance Program” (Telecom Italia Sparkle adopted subsequently several internal measures following Professor Ferro-Luzzi’s recommendations).

In light of the above initiatives, on April 2, 2010, the Prosecutor withdrew the request submitted to the preliminary investigation judge to appoint a judicial commissioner for Telecom Italia Sparkle. On April 6, the preliminary investigation judge issued an order to indicate that there was “no case to answer” with respect to the above request to appoint a judicial commissioner for Telecom Italia Sparkle.

Considering that – since preliminary investigations are still under way - there is still not enough information available in relation to the proceedings and the relevant sources of evidence and given also the complexity of the case, the Company cannot provide any guidance as to the final outcome of the proceedings. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor, to prove its innocence against the charges brought by the Prosecutor. As to the effects determined by an unfavorable ruling for the proceedings related to Legislative Decree 231/2001, in addition to administrative fines (the amount of which would be low) and interdictive measures, sanctions would include the seizure of proceeds of the offense in question. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such proceeds would amount to 72 million euros (a sum that is already covered by the above bond and provisions for that amount have already been made in the Group’s consolidated accounts for fiscal year 2009).

Concerning the tax risk associated with the events in question, it is noted that reference was made in the 2007 consolidated financial statements and in the 2008 half-yearly accounts to an investigation under way on two suppliers in connection with an alleged VAT fraud. At that time, based on technical reasons provided by Telecom Italia Sparkle’s management and after it had obtained positive opinions from external consultants, Telecom Italia S.p.A. thought that it had operated in accordance with the law and that, therefore, there were no contingent tax liabilities.

The information and documents emerged after February 2010, following the investigative activities of the Judicial Authority by virtue of its own powers and authority, brought to light additional elements, thus making it possible to have a more thorough knowledge of the events analyzed in 2007, thanks to information that had been unknown back then.

On May 6, 2010, within the context of the above investigation by the Judicial Authority, the Finance Police notified an official tax audit report (PVC) to Telecom Italia Sparkle, where it stated that:

•

no credit could be claimed for VAT paid in connection with the services performed under the above-mentioned fraudulent scheme in fiscal years 2005, 2006 and 2007, for a total amount of approximately 298 million euros;

•	the company could not deduct, for IRES and IRAP purposes, the costs incurred in the above transactions, with an estimated cost of 429 million euros, plus penalties and interest.

Subsequently, on July 7, 2010, based on the Finance Police’s findings, the Italian Revenue Agency – Regional Directorate for the Lazio Region – served Telecom Italia Sparkle with three tax assessments notice related to the improperly claimed VAT credits for the 298 million euros indicated above, plus interest and penalties.

Following an extensive review, also in light of the opinion of authoritative tax consultants, the company considered appropriate to pay reduced penalties (25% instead of 100% of the sum levied) and the full amount of the VAT considered non-deductible and related interest. The payment was made on July 19, 2010 for a total of 418 million euros. It is worthy of note that, in view of a settlement, provisions were made in the 2009 consolidated accounts for approximately 421 million euros. With respect to this payment, the company is considering various options to protect its interests. In the meantime, Telecom Italia Sparkle applied to obtain

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

the release of the 298 million euros seized (reflecting “the improperly claimed VAT credits in the fiscal years in which the wrongful activities under investigation occurred”) by the Prosecutor’s Office in Rome in February 2010. Such appeal was upheld on August 5, 2010 and, as a result, the restitution of such sums has been arranged, except for 10 million euros which will remain seized for precautionary reasons in connection with the criminal case in progress. Telecom Italia Sparkle will also take steps for the restitution of the bank guarantee provided to the Financial Administration for the amount of about 123 million euros. Such guarantee, in any case, should be considered as lapsed owing to the payment made by Telecom Italia Sparkle to the Financial Administration.

To this date, the Italian Revenue Agency did not send any tax assessment notice, in relation to the findings of the Finance Police, with respect to direct taxes. Telecom Italia Sparkle thinks, also on the basis of the opinion of authoritative tax professionals, that the risk of an adverse outcome in case of litigation, in connection with any tax assessment notice sent by the Italian Revenue Agency, is only possible and not probable. Consequently, no provisions were made to cover this tax risk.

NOTICE OF COMMENCEMENT OF PROCEEDINGS RECEIVED BY TELECOM ITALIA S.P.A. FOR ADMINISTRATIVE OFFENSES UNDER LEGISLATIVE DECREE 231/2001

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraphs 2 and 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including – among others - the offense, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives.

With the preliminary hearing pending, Telecom Italia submitted a request for the so-called sanction upon request (i.e. “plea bargaining”) pursuant to article 63 of legislative decree 231/2001, after, in its capacity as employer, it provided compensation to the employees and former employees - whose personal information had been collected illegally and who had sued the company - and after it had settled with the government authorities that had filed a civil lawsuit against the Company all claims linked to the events covered by the penal proceedings.

The Prosecutor’s Office in Milan gave its formal consent to the procedure and now the request is pending before the Court. With a ruling issued on May 28, 2010 (registered on June 14, 2010), the Court regarded the sanctions inflicted to the company in the plea bargaining process as satisfactory and, accordingly, Telecom Italia is no longer a defendant in the penal case. With the same ruling, the Court approved the application of the sanction upon request submitted by several other defendants, including former Group employees.

The Company is still part of the penal proceeding in connection with its civil liability pursuant to article 2049 of the Italian civil code, due to events involving three former employees, who have been ordered to stand trial. Furthermore, by dismissing the case on May 28, 2010 (ruling registered on June 28, 2010), the Court thought that there was no ground for the case of embezzlement brought by the Company and its subsidiary Telecom Italia Latam, which had been parties to the civil action for the losses suffered in connection with such offense. Both Group companies filed an appeal against this ruling with the Italian Cassation Court on July 12, 2010. On the other hand, in a favorable turn of events for Telecom Italia, assets worth over 15 million euros seized from one of the co-defendants continue to be held by the judicial authorities, pending the appeal against the dismissal of the case.

Telecom Italia Latam and Telecom Italia Audit and Compliance Services continue to be aggrieved parties in the civil action due to losses suffered in connection with events other than embezzlement.

The first hearing is set for September 22, 2010.

The consultants, retained by the Company to consider whether there are the conditions to seek compensation for the losses suffered though further actions, are continuing their activity, also in light of the above events.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

OTHER TAX DISPUTES

In February and March 2009 – following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Revenue Agency, as indicated in the 2008 Consolidated Annual Report – the Company received notices disputing the income tax and VAT deductibility of certain “TOP” and “Security” costs.

To this end, the Company activated a procedure with the Revenue Agency for a pre-litigation settlement agreement concerning fiscal years 2005, 2006 and 2007.

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. Plaintiff is seeking compensation for approximately 1,070 million euros.

Fastweb’s lawsuit is based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct.

Telecom Italia filed a formal challenge against Fastweb’s claims.

In June 2010 Fastweb filed a complaint with the Court of Milan seeking 65 million euros in compensation (Fastweb filed also a secondary complaint seeking damages for 87 million euros) for alleged unfair competition and misleading advertising for the “Impresa Semplice” (“Simple Business”) campaign related to the offering of integrated services for small and medium businesses. Specifically, according to plaintiff, the tone of the campaign was disparaging, suggesting that, since other operators could not “really” act on malfunctions reported by their customers, Telecom Italia’s operational skills were better than those of competitors. The case was brought following an opinion issued by the Jury of the Italian advertising self-regulatory body, which, acting upon Fastweb’s and other operators’ request, found the campaign misleading.

Telecom Italia, which has remedied by accepting some of the competitors’ remarks, will file its own brief to challenge plaintiff’s claims.

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone in July 2006, seeking compensation for losses set originally at 525 million euros and subsequently raised to 759 million euros. Plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor. According to Vodafone, Telecom Italia’s alleged abusive conduct involved residential and business customers and was illegal also because it broke the law on personal data protection.

Telecom Italia filed a formal challenge against Vodafone’s allegations and the ground of its claims.

ITALIAN AUDIO-VISUAL ANTI-PIRACY FEDERATION (FAPAV)

In June 2010 the Italian Audio-Visual Anti-Piracy Federation (FAPAV) initiated proceedings against Telecom Italia in the Court of Rome – specialized section in intellectual and industrial property – seeking compensation for alleged losses suffered because Telecom Italia failed to prevent part of its customers from illegally downloading films through access to specific web sites. According to plaintiff, Telecom Italia did not adopt the technical and administrative measures necessary to prevent the illegal use of its network. Moreover, FAPAV requested Telecom Italia to supply its customers’ identification data to the Judicial Authority. Plaintiff’s claim amounts to 320 million euros.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

This action follows interim injunction proceedings whereby the Court of Rome found that Telecom Italia was not responsible for the information transmitted and was not required to suspend internet access in its capacity as mere provider. The Court ordered Telecom Italia to provide the Judicial Authority with all the information available to it on the alleged illegal activity, except the identification details of the internet users involved. Telecom Italia has already complied with this order and will file its own brief to request that plaintiff’s claim be dismissed.

EUTELIA AND VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs seek compensation of approximately 730 million euros for losses suffered.

These proceedings were initiated as plaintiffs sought relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users of Non-Geographical Number services.

Telecom Italia appealed to ask the Court to dismiss plaintiffs’ claims.

TELEUNIT

On October 29, 2009 Teleunit filed a complaint before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users). Plaintiff seeks compensation of approximately 362 million euros for losses suffered.

Telecom Italia filed a formal challenge to dispute plaintiff’s claims with solid arguments.

POSTE

Some proceedings are still pending in relation to complaints filed by Ing. C. Olivetti & C. S.p.A. (today Telecom Italia) against Poste due to Poste’s failure to pay services rendered to it under a number of contracts covering IT goods and services. The opinions handed down in first instance were partly favorable to the former Olivetti but they have been appealed by Poste.

In this respect, while one ruling by the Court of Appeal in Rome confirmed one of the Telecom Italia’s claims, another ruling by the same Court pronounced one of the disputed contracts null and void. Following this ruling, Poste recently issued a demand for Telecom Italia to repay approximately 58 million euros. Telecom Italia challenged this demand, considering that a ruling by the Cassation Court is pending with respect to Telecom Italia’s appeal against the above decision (the Company requested the Court to set a date to hear this appeal). In this challenge and related urgent appeal for an immediate stay of enforcement, Telecom Italia concluded that there is no specific order to pay against it, thus there is no enforceable claim. In accepting this argument, on May 6, 2010 the Court of Rome stayed enforcement.

ANTITRUST PROCEDURE A426 – COMMENCEMENT OF INVESTIGATION

On May 13, 2010, following a complaint by Fastweb, the Italian Antitrust Authority (AGM) started a procedure against Telecom Italia for the company’s alleged abuse of dominant position.

According to Fastweb, Telecom Italia engaged in exclusionary conduct in connection with invitations to bid for fixed telephony and IP connection contracts launched by Consip and Enel. Specifically, according to complainant, Telecom Italia withheld allegedly essential information for the preparation of its competitors’ bids and, in relation to certain network services, provided its commercial divisions with allegedly better terms than those applied to the other operators.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Fastweb had filed a similar complaint with the Italian Communication Regulatory Authority (AGCom), which rejected the company’s arguments on May 26, 2010 noting that Telecom Italia was not required to provide information or network services other than those mandated by industry regulations.

ANTITRUST PROCEDURE A428 – COMMENCEMENT OF INVESTIGATION

On June 23, 2010, following a complaint by Fastweb and Wind, the italian Antitrust Authority (AGM) started a procedure against Telecom Italia for two alleged cases of abuse of dominant position.

First of all, according to Wind, Telecom Italia engaged in “technical boycott” by hampering or delaying the activation of access services through unjustified and specious refusals (so-called KO).

Furthermore, according to both complainants Telecom Italia allegedly applied price discrimination, by offering final customers significant discounts on prices for access services only in those areas of Italy where unbundled access services are available, thus where competition by other operators is fiercer. Further evidence to this, according to the OLOs, is the contract awarded to Telecom Italia in 2009 by the City of Florence, which is currently under the scrutiny of the Italian Communication Regulatory Authority (AGCom), in keeping with the applicable regulations.

Given that the investigation is in its early stages, a full assessment of the situation would be premature, also considering that a number of questions fall within the purview of the Italian Communication Regulatory Authority (AGCom). A review is underway to define a defense strategy.

ARGENTINA

Telecom Italia S.p.A. and Telecom Italia International N.V. are involved, in their capacity as shareholders of Sofora Telecomunicaciones S.A. (“Sofora”), in a number of judicial and administrative proceedings initiated by W de Argentina Inversiones SL (“Los W”), partners in Sofora, by SECOM (local telecommunication authority), CNDC (local Antitrust authority) and by the Secretaría de Comercio Interior (a body of the Ministry of the Economy).

Specifically, Los W brought judicial cases against Telecom Italia S.p.A. and Telecom Italia International N.V. in order to declare null and void the call options held by Telecom Italia International on the shares representing the 50% of the equity interest held in Sofora through a call option agreement signed in 2003 by Telecom Italia International and Los W (“Call Option Agreement”) and to have the court acknowledge the existence of a conflict of interests for the companies of the Telecom Italia Group and the directors of the Telecom Argentina Group designated on indication of the Telecom Italia Group. On the other hand, the local government authorities, in light of alleged distortive effects on competition in the Argentine market deriving from the so-called Telco Transaction, adopted a number of resolutions aimed, among other things, to suspend the exercise of “derechos politicos” (“political rights”) by the companies of the Telecom Italia Group and their representatives in the Telecom Argentina Group and, most of all, to have the Telecom Italia Group sell its equity interest in Sofora, setting the terms and indicating the possibility of investigative actions and sanctions to ensure completion of the divestment.

Telecom Italia S.p.A. and Telecom Italia International N.V. challenged judicially Los W’s claims and the resolutions adopted by the local authorities, each within its purview, against the Group companies, obtaining, in general, favorable rulings in the cases where the competent Courts made a decision. In particular, attention is called, for its importance, to the ruling issued on February 1, 2010 (see below) by the Criminal Economic Court of Appeal of Buenos Aires which declared null and void Resolution 483/09 dated August 25, 2009, which had ordered Telecom Italia S.p.A. and Telecom Italia International N.V. to fully divest their interests in Sofora, including the call options, within one year and authorized the CNDC to set out within 60 days the terms and procedures for the divestment process. Furthermore, the decisions issued on June 17, 2010 by the Court of Appeal, revoking the CNDC’s resolutions no. 123/08 and 44/09 (respectively providing the prohibition to Telecom Italia Group from (i) performing any action related to the exercise of the call options or the transfer of such options, and (ii) exercising its political rights within the Telecom Argentina Group companies) are worth to be mentioned (see below).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Details of the disputes and the legal proceedings, as well as the current status for each of them, are provided below. For what concerns the evolution and the possible resolution of the litigation towards Los W, reference should be made to the Note “Events subsequent to June 30, 2010”.

* * *

On June 27, 2008 Los W initiated proceedings against Telecom Italia International before the Commercial Court of Buenos Aires for the Call Option Agreement signed in 2003 by Telecom Italia International and Los W, to be declared null and void due to an alleged subsequent conflict with Argentine corporate law. Telecom Italia International filed its own defence brief requesting the Court to reject the counterparty’s claim as unfounded. The proceeding is still in its pre-trial phase.

* * *

On October 6, 2008 Los W and its shareholders filed a lawsuit against Telecom Italia and Telecom Italia International, as well as certain directors of the Telecom Argentina Group companies designated on indication of Telecom Italia, before the Commercial Court of Buenos Aires. The plaintiffs requested that the Court declare the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina Group designated on indication of Telecom Italia, and determined by the alleged de facto control of Telecom Italia – and consequently of Telecom Argentina – by Telefónica S.A., (which controls also Telecom Argentina’s main competitor, Telefónica de Argentina S.A.), following the Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. share capital (“Telco Transaction”).

In December 2008, Telecom Italia and Telecom Italia International filed their defence brief requesting that plaintiff’s arguments and claims be rejected. The proceeding is still in its pre-trial phase.

* * *

On April 15, 2009 the Administrative Court of Appeal of Buenos Aires served Telecom Italia and Telecom Italia International with a preliminary ruling granted to the Dracma Group and Los W. This measure suspended Telecom Italia International’s rights under the Call Option Agreement, as well as prevented any act of disposal thereunder (in particular the assignment of the agreement to third parties), until SECOM (the Argentine telecommunication authority) rules on the Telco Transaction or until the Court rules on the merits of the action that the Dracma Group and Los W will have to bring to obtain a declaratory judgment confirming the validity of the obligations set out by SECOM Note 1004/08 (see below).

On August 5, 2009 Telecom Italia and Telecom Italia International filed an extraordinary appeal (Recurso extraordinario) before the Argentine Supreme Court against such precautionary measure. As the submission of such appeal to the Supreme Court was rejected by the Administrative Court, on September 30, 2009 Telecom Italia and Telecom Italia International filed a direct appeal (Recurso de queja) with the Supreme Court.

* * *

On August 31, 2009 the Administrative Trial Court of Buenos Aires served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina Group with two preliminary rulings issued – on August 26 and 28 inaudita altra parte – upon request of Los W, ordering:

(i)	to maintain the status quo existing prior to the Telco Transaction and imposing on Telecom Italia and Telecom Italia International, as parties to the shareholders agreement with Los W (the “Shareholders Agreement”) and the Call Option Agreement, to refrain from taking any action under these agreements, including the exercise, the assignment or disposal of any right under the Call Option Agreement;

(ii)	to suspend the exercise of the “derechos politicos” of Telecom Italia and Telecom Italia International under the law, Bylaws or Shareholders Agreements in the companies of the Telecom Argentina Group;

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

(iii)	the suspension from their office of the directors of the companies of the Telecom Argentina Group designated on indication of Telecom Italia and/or Telecom Italia International; and

(iv)	that such directors shall not be calculated in the quorum of the meetings of the boards of directors of the companies belonging to the Telecom Argentina Group.

Subsequently, Telecom Italia and Telecom Italia International requested and obtained from the Civil and Commercial Court of Appeal the interim suspension of several meetings of the boards of directors of the companies of the Telecom Argentina Group, some of which had been unlawfully convened by Los W. Moreover, on September 30, 2009 Telecom Italia and Telecom Italia International challenged the above mentioned two preliminary rulings, which the Administrative Trial Court ratified on the same date upon Los W’s request.

On November 6, 2009 the Administrative Court of Appeal of Buenos Aires rejected the appeal filed by Telecom Italia and Telecom Italia International and, on November 24, 2009 both companies filed an extraordinary appeal (Recurso extraordinario) with the Argentine Supreme Court against such decision.

On March 23, 2010 the Administrative Court of Appeal admitted such Recurso extraordinario filed by Telecom Italia and Telecom Italia International. The proceeding is pending before such Supreme Court.

On March 9, 2010, the Administrative Trial Court served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina Group with a preliminary injunction which, among other things, confirms the enforcement of the measures issued on August 26 and 28, 2009 by the same Trial Court (see above). On such basis (i) the board members of the companies belonging to the Telecom Argentina Group designated on indication of Telecom Italia and/or Telecom Italia International have been excluded from the exercise of their functions within the boards of directors of such companies; and (ii) the corporate books of Nortel, Telecom Argentina, Telecom Personal and Sofora were placed under the custody of the vice chairmen (designated by Los W) of each company. Telecom Italia and Telecom Italia International appealed such preliminary injunction.

* * *

With reference to the Shareholders’ Meetings of the companies of Telecom Argentina Group, in April 2010 precautionary rulings were granted by the Commercial Court, suspending the discussion of items in the agenda related to the renewal of the members of the corporate bodies in the Argentine companies.

* * *

On October 6, 2009 Telecom Italia and Telecom Italia International filed an appeal with the Argentine Supreme Court, seeking a resolution of the conflict originated by the granting of the aforementioned preliminary rulings and those issued by the Civil and Commercial Court of Appeal which, among others, suspend the effects of Resolution 44/09 of CNDC (see below), so that the latter shall prevail as a result of the exclusive competence of the Court of Appeal.

On November 11, 2009 the Supreme Court requested from each competent Court the files relating to the above captioned administrative precautionary proceedings, as well as those connected to the Dracma proceedings (see above). A decision by the Supreme Court is pending.

ARGENTINA—SECOM

On June 26, 2008 SECOM issued Note 1004/08, ordering Telecom Italia and Telecom Italia International to request SECOM’s prior authorisation before signing any agreement or performing any act that would result in:

(i)	any increase of their direct or indirect equity interests in the companies of the Telecom Argentina Group;

(ii)	the assignment to third parties of the rights of Telecom Italia and Telecom Italia International in respect of Sofora shares or rights related to the call options on Sofora shares; and

(iii)	the performance of acts of disposition of such rights that would distort competition and undermine the general economic interest.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

SECOM’s order was based on the fact that Telefónica S.A. would have purportedly become a substantial shareholder in Telecom Italia – and consequently in Telecom Argentina – with the risk of distortive effects for competition in the telecommunication market.

On August 11, 2008 Telecom Italia and Telecom Italia International filed a Recurso jerarquico before the Ministerio de Planificación Federal, Inversión Pública y Servicios against Note 1004/08, which is still pending.

* * *

On December 30, 2008 SECOM issued Note 2573/08 whereby, among others, Telecom Italia and Telecom Italia International were ordered to refrain from carrying out any legal act that might entail a change in Sofora’s share capital or from transferring the rights related to the call options held by Telecom Italia International until SECOM rules on the Telco Transaction.

On January 26, 2009 Telecom Italia and Telecom Italia International filed a Recurso jerarquico against such Note, with the Ministerio de Planificación Federal, Inversión Pública y Servicios, which is still pending.

ARGENTINA—CNDC

On January 6, 2009, the CNDC (the Argentine antitrust authority) notified Telecom Italia and Telecom Italia International of Resolution 123/08, which prohibits the Telecom Italia Group from performing any action related to the exercise of the call options or the transfer of such options, until the CNDC rules on these call options in light of the Telco Transaction.

Telecom Italia and Telecom Italia International challenged the Resolution and filed an appeal seeking its reversal. Subsequently, on January 28, 2009 (with Resolution 6/09) the CNDC refused to transmit the files related to the appeal to the Court having jurisdiction over it, declaring the absence of a prejudice to Telecom Italia and Telecom Italia International, as Resolution 123/08 had simply suspended the running of the terms for the exercise of the call options by Telecom Italia International, without undermining the company’s contractual rights.

Telecom Italia and Telecom Italia International considered Resolution 6/09 to be illegitimate and asked the Court to exercise its jurisdiction and examine the appeal against Resolution 123/08.

On June 17, 2010 the Criminal Economic Court of Appeal – indicated by the Argentine Supreme Court as the competent body to rule on the appeal brought by Telecom Italia Group against CNDC (see below) –, declared Resolution 123/08 null and void. The Government filed a Recurso Extraordinario against such nullity decision.

* * *

On January 9, 2009 the CNDC notified Telecom Italia and Telecom Italia International of Resolution 4/09, which requires – among other things – that Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (as sellers) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (as buyers of the entire share capital of Olimpia) to notify the Telco Transaction as, according to a preliminary analysis of the Authority, this would purportedly result in an economic concentration under the Argentine antitrust law.

Moreover, the foregoing resolution ordered the buyers to refrain from exercising their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia lnternational, Sofora, Nortel and Telecom Argentina and their subsidiaries, including such rights deriving from shareholders’ agreements, until the CNDC adopts a decision on the Telco Transaction. According to a qualified opinion, this restriction should be interpreted as limited to the Argentine market. Moreover, with the same Resolution, the CNDC ordered the directors and statutory auditors designated at the indication of Telecom Italia in the companies of the Telecom Argentina Group to refrain from taking any action that would result in a violation of this Resolution.

On June 17, 2010 the CriminalEconomic Court of Appeal declared Resolution 4/09 null and void in the part where it ordered the buyers of such Transaction to refrain from exercising their “derechos politicos” as direct or

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

indirect shareholders of Olimpia, Telco, Telecom Italia, Telecom Italia International and Telecom Argentina Group. The Government filed a Recurso Extraordinario against such nullity decision.

* * *

On April 3, 2009 the CNDC issued Resolution 44/09, requiring:

(i)	that Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International, and their direct and indirect shareholders, as well as the directors and statutory auditors designated at the indication of Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina Group should have refrained and should refrain from adopting decisions or giving instructions that entailed or would entail in the future, directly or indirectly, the exercise of “derechos politicos” (including such rights deriving from shareholders’ agreements in the companies of the Telecom Argentina Group); and

(ii)	the reversal, as of 9th January, 2009, of decisions adopted by corporate bodies or directors of the Telecom Argentina Group which implied the exercise of such “derechos politicos”.

The Telecom Italia Group filed an urgent appeal against this decision before the Civil and Commercial Court of Appeal of Buenos Aires. On July 27, 2009 the same Court granted to Telecom Italia Group the request for precautionary suspension of the effects of Resolution 44/09.

The appeal against the petition to reverse the ruling of July 27, 2009 filed by the Ministry of Economy and Finance (Ministerio de Economía y Finanzas Públicas) is pending.

Concurrently, on June 17, 2010 the CriminalEconomic Court of Appeal – indicated by the Argentine Supreme Court as the competent body to rule on the appeal brought by Telecom Italia Group against CNDC (see below) – declared Resolution 44/09 null and void. The Government filed a Recurso Extraordinario against such decision.

* * *

On May 26, 2009 the CNDC issued Resolution 64/09, ordering:

(i)	the re-establishment of the “Consejo de Direccion” of Telecom Argentina which had previously been dissolved;

(ii)	the reversal of certain organizational changes in Telecom Argentina;

(iii)	the grant of a term of five-days for certain directors of Telecom Argentina to submit evidence against their alleged violation of the CNDC orders on the suspension of “derechos politicos”.

Telecom Italia, Telecom Italia International, the companies of the Telecom Argentina Group and its directors challenged this Resolution.

On June 10, 2009 the Civil and Commercial Court of Appeal of Buenos Aires ordered the suspension in the meeting of the board of directors of Telecom Argentina scheduled on June 12, 2009, of the discussion of the item on the agenda related to the implementation of the provisions set forth by Resolution 64/09.

On October 22, 2009 the Criminal Economic Court of Appeal, to which the CNDC had transmitted the files related to the appeal submitted by Telecom Italia and Telecom Italia International against Resolution 64/09, granted such appeal and declared the Resolution null and void.

On November 23, 2009 Telecom Italia, Telecom Italia International, the companies of the Telecom Argentina Group and its directors were served with an extraordinary appeal (Recurso Extraordinario) filed by CNDC with the Supreme Court against the above mentioned nullity decision.

On December 17, 2009 the Criminal Economic Court of Appeal admitted the extraordinary appeal to the Supreme Court filed by CNDC against the above mentioned decision on the nullity of Resolution 64/09. The proceeding is pending.

* * *

In the framework of the antitrust proceeding related to the Telco Transaction, the SECOM rendered an opinion

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

to the CNDC on July 23, 2009 which stated that the Telco Transaction would result in violation of several telecommunication rules, and thus recommended the CNDC not to approve it.

* * *

On August 25, 2009 the Secretária de Comercio Interior (SCI) adopted Resolution 483/09 whereby, as recommended by CNDC’s Dictamen 744/09 attached to the Resolution:

(i)	it conditions the approval of the Telco Transaction to the full divestment of Telecom Italia’s direct and indirect participation in Sofora, as well as divestment of all Telecom Italia’s rights in the Telecom Argentina Group, including the call options under the Call Option Agreement;

(ii)	it authorizes the CNDC to establish, within 60 days, the terms and conditions of the divestment process, which shall take place in any case within one year;

(iii)	it requires, within 60 days, the CNDC to rule on whether fines should be applied in relation to the delay in notifying the alleged concentration that took place through the Telco Transaction, their amount and on whom they should be inflicted.

On September 16, 2009 Telecom Italia and Telecom Italia International challenged Resolution 483/09 before the CNDC, requesting its suspension and annulment and requesting also that the proceeding be transmitted to the Civil and Commercial Court of Appeal of Buenos Aires, in front of which both companies had initiated a proceeding (accion autosatisfactiva) to obtain urgent relief in order to suspend the effects of the said Resolution.

On October 9, 2009, the CNDC accepted the request to transfer the proceeding to the Criminal Economic Court of Appeal.

On October 16, 2009 the Civil and Commercial Court of Appeal stayed the proceeding until the Argentine Supreme Court resolved the conflict of jurisdiction between the Civil and Commercial Court and the Criminal Economic Court of Appeal (see below).

On November 19, 2009 the SCI extended for a further 60 days the term allowed to CNDC to set forth the terms and conditions of the divestiture of the participation held in Sofora as well as all the rights in the Telecom Argentina Group including the call options. Such extension applied also to the issuance by CNDC of the decision on possible sanctions to be imposed in relation to the delay in notifying the act of concentration allegedly implemented through the Telco Transaction.

On December 23, 2009, Telecom Italia filed a brief before the Criminal Economic Court of Appeal which confirmed its intention to rule on the appeal.

On December 30, 2009 the Civil and Commercial Court of Appeal declared its competence to hear the appeal against SCI Resolution 483/09, inviting the CriminalEconomic Court of Appeal – before which such appeal is currently pending – to refrain from deciding on the matter. On February 1, 2010, the Criminal Economic Court of Appeal declared Resolution SCI n.483/09 null and void.

As per Resolution 82/10 of the Argentine Ministry of Economy and Public Finance and as per Resolution 14/10 of the Secretaría de Política Económica (see below), SCI Resolution 483/09 was abrogated, and the Government expressly relinquished its right to appeal the decision on the annulment of such Resolution.

* * *

In application of what was provided for in SCI Resolution 483/09, and before its annulment, on January 6, 2010 SCI issued Resolutions 2/10 and 3/10 whereby, following CNDC recommendations (Dictamen 775 and Resolution 1/10), it respectively (i) imposed fines on the parties of the Telco Transaction for the delay in notifying to the Argentine Antitrust authority the alleged economic concentration that took place through the Telco Transaction and (ii) provided terms and conditions for the full divestment of Telecom Italia’s direct and indirect participation in Sofora, as well as divestment of all Telecom Italia’s rights in the Telecom Argentina Group, including the call options under the Call Option Agreement. In such respect SCI has mainly:

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

(i)	established a timeline for the divestiture procedure that provides for a first phase (which was to end on February 25, 2010) to procure the signing of the agreements for the disposal to third parties of the investment held in Sofora together with the call options, and for a subsequent period of time (until August 25, 2010) for the completion of the transaction which will be subject to the supervision and prior authorization of CNDC;

(ii)	imposed on the addressees of the Resolution the obligation to cooperate with and to inform SCI/CNDC on the divestment process;

(iii)	granted Argentine regulatory authorities which ultimately are in charge of the approval of the divestment procedure, with a supervisory role and broad investigation, intervention and sanction powers in order to secure the completion of the divestiture.

On January 13, 2010 Telecom Italia and Telecom Italia International filed a Recurso de apelación before CNDC seeking the suspension and reversal of Resolutions SCI 3/10 and CNDC 1/10. Such Recurso was preliminarily granted by CNDC, which ordered its transmission to the competent court.

On January 13, 2010, both companies also filed a motion before the Civil and Commercial Court of Appeal of Buenos Aires seeking the suspension of the aforementioned SCI/CNDC Resolutions, pending a decision on the validity of the restrictions imposed by SCI/CNDC. This motion was granted on January 15, 2010, suspending the effects of the aforementioned Resolutions with an interim measure which was appealed by CNDC, both through a motion for reconsideration, eventually rejected, and a Recurso extraordinario before the Supreme Court.

As per Resolution 82/10 of the Argentine Ministry of Economy and Public Finance and Resolution 14/10 of the Secretaría de Política Económica (see below), SCI Resolution 3/10 was abrogated. On March 29, 2010 the Criminal Economic Court of Appeal, which was hearing the appeal brought by Telecom Italia and Telecom Italia International against Resolution SCI 3/10, terminated the proceeding.

* * *

On February 22, 2010 the Argentine Ministry of Economy and Public Finance issued Resolution 82/10 by which it appointed the Secretaría de Política Económica (SPE, a subdivision of such Ministry) in order to take all the measures in the context of the antitrust proceeding, following the indications of the Criminal Economic Court of Appeal decision dated February 1, 2010 – which annulled SCI Resolution 483/09 – and in compliance with the local antitrust law.

Subsequently, with Resolution 14/10 dated February 22, 2010, the SPE has, among others (i) confirmed that the Telco Transaction is subject to notification under antitrust law, (ii) abrogated SCI Resolutions 483/09 and 3/10 and (iii) instructed the CNDC to take all measures to adapt the antitrust proceeding following the decision set out by the Criminal Economic Court of Appeal decision.

Following the above, on February 25, 2010 CNDC issued Resolution 30/10 which – among others – granted Telecom Italia and Telecom Italia International 15 days to access the file of the antitrust proceeding and provide their comments, which were submitted by such companies.

On March 1, 2010 Telecom Italia and Telecom Italia International appealed Resolutions 82/10, 14/10 and 30/10 seeking their nullity and suspension. With Resolution 38/10 issued on March 18, the CNDC – among others – sent the appeal against Resolution 82/10 and 14/10, respectively, to the Ministry of Economy and to the SPE for the prosecution of the proceedings, while the appeal against Resolution 30/10 was sent to the Criminal Economic Court of Appeal. All the appeals filed by Telecom Italia and Telecom Italia International against such Resolutions were ultimately rejected by the Criminal Economic Court of Appeal.

* * *

The Argentine Supreme Court on April 16, 2010 issued a decision by which it affirmed the competence of the Criminal Economic Court of Appeal to rule on the appeals brought by Telecom Italia Group against the Resolutions issued by CNDC. Such decision was rendered as a result of the analysis of the conflict of

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

jurisdiction between the Civil and Commercial Court of Appeal and the Criminal Economic Court of Appeal, which arose after the CNDC sent to the latter Court the files related to the appeal against Resolution 64/09 (see above).

As a consequence of this decision, the files related to the appeals against CNDC Resolutions 123/08, 4/09 and 44/09 were transmitted to the Criminal Economic Court of Appeal, which eventually rendered a decision on each Resolution on June 17, 2010 (see above).

SEC PROCEDURE

On December 17, 2009, the U.S. Securities and Exchange Commission requested that Telecom Italia provide, on a voluntary basis, documents related to the potential sale to third parties of the participation of the Telecom Italia Group in Telecom Argentina. Telecom Italia has cooperated with the American authority. In June 2010 the investigation towards Telecom Italia has been completed by the Commission without any recommendation for enforcement action.

BOLIVIA—ENTEL

Following a series of measures adopted since March 2007, on May 1, 2008 the Bolivian government issued a Supreme Decree to nationalise the participation acquired in 1995 by the Telecom Italia Group (through the Dutch vehicle ETI) in Entel S.A. The Decree set out a 60-day period to determine a price for the nationalised shares, after deducting all Entel’s recorded and contingent liabilities. To date the Bolivian Government has not set a price for or provided any compensation for the expropriation.

In October, 2007, after failing to settle the matter amicably, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., on the basis of the violation of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands and seeking compensation for damages for the losses incurred as a result of the measures adopted by the Bolivian government; on October 31, 2007 ICSID registered the request.

Bolivia filed a motion to question the jurisdiction of the Arbitration Court over the case, after having denounced the ICSID convention after ETI submitted its claim.

Following the motion questioning ICSID’s jurisdiction, on October 14, 2009, ETI notified the Bolivian government with the request for a new arbitration by which it commenced a so-called “ad hoc” arbitration proceedings, on the basis of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands, to determine whether the measures taken by the Bolivian government constituted a violation of such Treaty and to seek compensation for the damages suffered.

On October 21, 2009 ETI and Bolivia reached an agreement to terminate the ICSID arbitration proceedings, appointing a new Arbitration Panel composed of the same arbitrators as those of the ICSID Arbitration Court.

The “ad hoc” proceedings are continuing under the terms and conditions set forth by the established Arbitration Panel.

GERMANY—AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia the initiation of an arbitration proceedings before the Paris International Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the broadband assets of the AOL Time Warner Group in Germany, signed in September 2006 and completed in February 2007.

The aim of the request for arbitration is to obtain:

(i)	a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)	an order for defendants to cause HanseNet (the German company at that time controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the amount invoiced to customers for the above services (approximately 2 million euros).

In February 2009, Telecom Italia and TIDE filed their own briefs and cross-claims, requesting, where this is still possible, the transfer from AOL of the BYOA customers – after determining whether such customers had to be sold by AOL – and in any case the repayment of the revenues improperly collected by AOL from these customers or provide compensation for the loss suffered.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The arbitration proceedings is under way in their pre-trial phase.

GREECE—DELAN

In 2005, Tim International (merged into Telecom Italia International as of June 27, 2008) sold the entirety of its interest held in Tim Hellas pursuant to a Stock Purchase Agreement executed in 2005 (“SPA”). According to said agreement, Tim International agreed to indemnify the buyer against certain potential liabilities among which an arbitration between Tim Hellas and Delan Celular Services S.A. (“Delan”) started in 1998.

In July 2006, Tim Hellas (which changed its corporate name into Wind Hellas) notified Tim International that the Greek Arbitration Panel had issued a decision on the case in favour of Delan and awarded damages against Wind Hellas for a total amount of 52 million euros including interest. Wind Hellas challenged this decision, which was eventually declared null by the Court of Appeal. The nullity was ultimately confirmed by the Greek Supreme Court.

In 2009 Carothers Ltd (acting as successor of Delan) initiated a proceedings against Wind Hellas, seeking a preliminary injunction as well as on the merits before Greek Courts, on grounds apparently similar to those sustained in the Arbitral case.

Wind Hellas in turn notified Telecom Italia International with a notice to join in a hearing to be held in the proceeding on the merits as guarantor, allegedly on the basis of the indemnification obligations under the SPA. Such notification has been made also in the precautionary phase in which Carothers is seeking an attachment on Wind Hellas assets. In the context of precautionary phase, Telecom Italia International challenged the admissibility of notice to join as guarantor made by Wind Hellas.

Subsequently Wind Hellas notified to Telecom Italia International with a notice to join as third party in a judicial proceedings started in 2006 by Wind Hellas against Delan (now Carothers) aimed at challenging the validity of the arbitration clause related to the Delan arbitration and at declaring Wind Hellas not to be liable for damages; the possible consequences under Greek Law of such notification are under evaluation.

DISPUTES CONCERNING LICENSE FEES FOR 1994-1998

Proceedings are still pending in relation to the request to the Ministry of Communications to reimburse Telecom Italia and TIM for the license fees paid for 1994-1998.

b) Other information

DISPUTE FOR LICENSE FEE FOR 1998

Recently, Telecom Italia initiated legal proceedings against the Presidency of the Council of Ministers before the Court of Rome seeking damages for the loss caused by the Italian State, through appeal ruling no. 7506/09 of the Council of State. According to Telecom Italia, this ruling violated the principles of EU laws in force. This proceeding was started also in light of the EU’s case law, which allows an offended party to sue the State for the violation of rights enshrined under EU laws and infringed by a final ruling that cannot be appealed. The ruling in question has finally deprived Telecom Italia of the right to obtain repayment of the license fee for 1998 (equal to 386 million euros for Telecom Italia and to 143 million euros for TIM, plus interest). Such request had already been rejected by the Lazio Regional Administrative Court (TAR), despite the favorable and binding pronouncement of the EU Court of Justice dated February 23, 2008, concerning the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licenses in the field of telecommunications services and the Italian law that had extended to 1998 the obligation for telecommunications operators to pay the annual license fee, despite the subsequent liberalization process. The claim amounts to approximately 529 million, plus legal interest and revaluation. The date of the first hearing has been set for December 9, 2010.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

MOBILE TELEPHONY: DEALER INVESTIGATION

The activities to check and regularize prepaid sim cards incorrectly associated with the customer’s ID card continued also in the first half of 2010. During the period the number of the sim cards reviewed was reduced by a further 38%. This result was due to an accurate and constant monitoring activity and the use of specifically implemented tools and software. The Company’s effort in this area was acknowledged also by the competent authorities, which appreciated Telecom Italia’s commitment in addressing this phenomenon.

Meanwhile, the administrative proceeding started by the Finance Police (in relation to the penal case pending before Vicenza’s prosecutor), which fined Telecom Italia for 1.1 million euros for violating privacy laws, came to an end. This proceeding refers to a period before the company implemented all the measures illustrated in the various reports and disclosures issued over time.

c) Commitments and guarantees

Guarantees were mainly provided – for a total of 371 million euros, net of back-to-back guarantees received for 144 million euros – by Telecom Italia on behalf of associated companies (14 million euros) and other third parties for medium/long-term financial transactions.

Furthermore, the equity interest in Tiglio I (47.80%) was pledged with the lenders of this associated company.

Purchase commitments outstanding at June 30, 2010 for 130 million euros refer to obligations to be fulfilled in connection with transactions that are not typically part of the Group’s “operating cycle”. Purchase commitments include obligations for 127 million euros related to the DVB-H contracts entered into by Telecom Italia with the main domestic television operators (particularly the Mediaset group and Sky Italia) to provide the “TIM TV” service.

The Parent Company, Telecom Italia, issued “weak” comfort letters, for a total of 40 million euros, on behalf of ETECSA for vendor financing.

Guarantees were provided by third parties to Group companies, amounting to 3,586 million euros, to guarantee financing received (2,167 million euros) and performance under contracts outstanding (1,419 million euros).

Details of the main guarantee financing received at June 30, 2010 are as follows:

Amounts (1)
Unaudited
(millions of euros)
Issuer
BBVA – Banco Bilbao Vizcaya Argentaria	733
Intesa SanPaolo	295
BNL/BNP Paribas	242
Bank of Tokyo – Mitsubishi UFJ	196
Banco Santander	86
Natixis	84
Barclays Bank	75
Sumitomo	74
Other banks in favor of the EIB	70

(1)	For loans provided by the EIB to fund the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia BroadBand France and Telecom Italia Banda Larga Mezzogiorno.

It should be noted that the BNL/BNP Paribas’s 46 million euros guarantee related to the loan provided by the EIB for the Telecom Italia Breitband Infrastruktur Deutschland project, which was paid down by 40 million euros on June 18, 2010, will continue to be valid for 13 months after repayment, as required by the agreement on protection against any claw-back risks.

Guarantees related to the 3G service in Brazil for un amount of 171 million euros were also present.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

d) Assets pledged as collateral for financial liabilities

The contracts for supported loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total equivalent amount of 882 million euros are guaranteed by a part of the receipts of those companies, deposited in bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the companies, otherwise the funds are automatically transferred to accounts to which the latter have full access.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 19—FINANCE INCOME AND FINANCE EXPENSES

Finance income

Finance income increased 1,927 million euros compared to the first half of 2009 and is composed as follows:

			Six months ended June 30,
			2010	2009
			Unaudited
			(millions of euros)
Other finance income:
Income from financial receivables classified as non—current assets			—	4
Income from securities other than investments, classified as non—current assets			—	—
Income from securities other than investments, classified as current assets			19	9
Income other than the above:
- Interest income			64	70
- Foreign exchange gains			1,149	270
- Income from fair value hedge derivatives			232	271
- Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			333	349
- Income from non—hedging derivatives			28	18
- Miscellaneous finance income			22	11

	(A	)	1,847	1,002

Positive fair value adjustments to:
Fair value hedge derivatives			1,515	22
Underlying financial assets and liabilities of fair value hedges			25	477
Non—hedging derivatives			77	36

	(B	)	1,617	535

Impairment reversals on financial assets other than investments	(C	)	—	—

Total	(A+B+C	)	3,464	1,537

Foreign exchange gains (1,149 million euros) increased 879 million euros compared to the first half of 2009 (270 million euros). This amount was reduced by 4 million euros of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (103 million euros in the first half of 2009). The counterpart of foreign exchange gains is represented by foreign exchange losses (1,158 million euros in the first half of 2010; 207 million euros in the first half of 2009).

Income from fair value hedge derivatives (232 million euros) decreased 39 million euros compared to the first half of 2009 (271 million euros) and refers to CCIRS contracts for 42 million euros and IRS contracts for 190 million euros.

The positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the income statement for the interest rate component (333 million euros) decreased 16 million euros compared to the first half of 2009 (349 million euros). It refers to CCIRS contracts for 188 million euros, IRS contracts for 144 million euros and other derivative contracts for 1 million euros.

Income from non-hedging derivatives (28 million euros) increased 10 million euros compared to the first half of 2009 (18 million euros) and refers to IRS contracts for 23 million euros and CCIRS contracts for 5 million euros.

Miscellaneous finance income (22 million euros) increased 11 million euros compared to the first half of 2009 (11 million euros).

Positive fair value adjustments to fair value hedge derivatives 1,515 million euros increased 1,493 million euros compared to the first half of 2009 (22 million euros). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 1,466 million euros (17 million euros in the first half of 2009).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives (25 million euros) decreased 452 million euros compared to the first half of 2009 (477 million euros). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value of the financial hedge derivatives equal to 41 million euros (447 million euros in the first half of 2009).

Positive fair value adjustments to non-hedging derivatives (77 million euros) increased 41 million euros compared to the first half of 2009 (36 million euros); 49 million euros of the increase refers to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses.

Finance expenses

Finance expenses increased 1,843 million euros compared to the first half of 2009 and are composed as follows:

			Six months ended June 30,
			2010	2009
			Unaudited
			(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			854	838
Interest expenses to banks			111	122
Interest expenses to others			103	111

			1,068	1,071
Commissions			19	13
Foreign exchange losses			1,158	207
Charges from fair value hedge derivatives			103	247
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			387	392
Charges from non—hedging derivatives			55	34
Miscellaneous finance expenses			99	101

	(A)		2,889	2,065

Negative fair value adjustments to:
Fair value hedge derivatives			41	447
Underlying financial assets and liabilities of fair value hedge derivatives			1,466	17
Non—hedging derivatives			66	90

	(B)		1,573	554

Impairment losses on financial assets (Securities other than investments)	(C	)	—	—

Total	(A+B+C	)	4,462	2,619

Foreign exchange losses (1,158 million euros) increased 951 million euros compared to the first half of 2009 (207 million euros). This amount was reduced by 1,169 million euros of foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (217 million euros in the first half of 2009). The counterpart of this amount is represented by foreign exchange gains (1,149 million euros in the first half of 2010; 270 million euros in the first half of 2009).

Charges from fair value hedge derivatives (103 million euros) decreased 144 million euros compared to the first half of 2009 (247 million euros) and refer to CCIRS contracts for 51 million euros and IRS contracts for 52 million euros.

The negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component (387 million euros) decreased 5 million euros compared to the first half of 2009 (392 million euros) and refers to CCIRS contracts for 254 million euros, IRS contracts for 131 million euros and other derivative contracts for 2 million euros.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Charges from non-hedging derivatives (55 million euros) increased 21 million euros compared to the first half of 2009 (34 million euros) and refer to IRS contracts for 31 million euros, CCIRS contracts for 21 million euros and other derivative contracts for 3 million euros.

Miscellaneous finance expenses (99 million euros) decreased 2 million euros compared to the first half of 2009 (101 million euros).

Negative fair value adjustments to fair value hedge derivatives (41 million euros) decreased 406 million euros compared to the first half of 2009 (447 million euros). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 25 million euros (477 million euros in the first half of 2009).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (1,466 million euros) increased 1,449 million euros compared to the first half of 2009 (17 million euros). The counterpart of this amount is represented by positive fair value adjustments to the corresponding fair value of the financial hedge derivatives equal to 1,515 million euros (22 million euros in the first half of 2009).

Negative fair value adjustments to non-hedging derivatives of 66 million euros, decreased 24 million euros compared to the first half of 2009 (90 million euros). Of the amount of this reduction, 26 million euros is due to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses.

***

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

For a better understanding of the net impacts commented above, a table is presented below:

			Six months ended June 30,
			2010	2009
			Unaudited
			(millions of euros)
Net exchange gains and losses:			(9)	63
Exchange gains			1,149	270
Exchange losses			(1,158)	(207)

Net result from derivatives:	(A+B+C	)	48	(35)

Income from fair value hedge derivatives			232	271
Charges from fair value hedge derivatives			(103)	(247)

Net result from fair value hedge derivatives	(A	)	129	24

Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component			333	349
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component			(387)	(392)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(B	)	(54)	(43)

Income from non-hedging derivatives			28	18
Charges from non-hedging derivatives			(55)	(34)

Net result from non-hedging derivatives	(C	)	(27)	(16)

Net fair value adjustments to fair value hedge derivatives and underlying:	(D+E	)	33	35

Positive fair value adjustments to fair value hedge derivatives			1,515	22
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives			(1,466)	(17)

Net fair value adjustments	(D	)	49	5

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives			25	477
Negative fair value adjustments to fair value hedge derivatives			(41)	(447)

Net fair value adjustments	(E	)	(16)	30

Net fair value adjustments to non-hedging derivatives:	(F+G	)	11	(54)

Positive fair value adjustments to non-hedging derivatives	(F	)	77	36

Negative fair value adjustments to non-hedging derivatives	(G	)	(66)	(90)

NOTE 20—PROFIT FOR THE PERIOD

			Six months ended June 30,
			2010	2009
			Unaudited
			(millions of euros)
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations			1,213	978
Profit (loss) from Discontinued operations/Non-current assets held for sale			(2)	(19)

Profit (loss) for the period attributable to owners of the Parent	(A	)	1,211	959

Non-controlling interests
Profit (loss) from continuing operations			29	(23)
Profit (loss) from Discontinued operations/Non-current assets held for sale			—	—

Profit (loss) for the period attributable to Non-controlling interests	(B	)	29	(23)

Profit for the period	(A+B	)	1,240	936

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 21—SEGMENT REPORTING

a) Operating segment reporting

Segment reporting is based on the following operating segments:

•	Domestic;

•	Brazil;

•	Media;

•	Olivetti;

•	Other operations.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENTS

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Six months ended June 30,
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	Unaudited
	(millions of euros)
Third—party revenues	10,064	10,864	2,865	2,193	116	98	136	122	42	44	—	—	13,223	13,321
Intragroup revenues	27	28	10	3	11	16	40	31	1	2	(89)	(80)	—	—

Revenues by operating segment	10,091	10,892	2,875	2,196	127	114	176	153	43	46	(89)	(80)	13,223	13,321
Other income	89	103	7	5	1	1	11	8	—	1	(4)	(3)	104	115

Total operating revenues and other income	10,180	10,995	2,882	2,201	128	115	187	161	43	47	(93)	(83)	13,327	13,436

Acquisition of goods and services	(3,586)	(4,119)	(1,576)	(1,321)	(83)	(82)	(181)	(126)	(30)	(28)	88	76	(5,368)	(5,600)
Employee benefits expenses	(1,627)	(1,721)	(141)	(98)	(30)	(36)	(34)	(34)	(14)	(15)	1	1	(1,845)	(1,903)
of which: for accruals to employee severance indemnities	(23)	(17)	—	—	—	—	—	—	—	—	—	—	(23)	(17)
Other operating expenses	(268)	(374)	(290)	(223)	(5)	(3)	(3)	(3)	(3)	(4)	(1)	1	(570)	(606)
of which: Writedowns and expenses in connection with credit management and accruals to provisions	(173)	(221)	(93)	(93)	(4)	(1)	(1)	(3)	(1)	(1)	(2)	1	(274)	(318)
Changes in inventories	(64)	24	(75)	(37)	(1)	—	15	(10)	—	—	—	(1)	(125)	(24)
Internally generated assets	285	233	23	5	—	—	—	—	—	—	6	6	314	244
Depreciation and amortization	(2,157)	(2,277)	(656)	(488)	(30)	(30)	(3)	(3)	(10)	(11)	11	10	(2,845)	(2,799)
Gains (losses) on disposals of non—current assets	—	(2)	(2)	(2)	—	(11)	1	—	—	—	(1)	—	(2)	(15)
Impairment reversals (losses) on non—current assets	(5)	(48)	—	—	—	—	—	—	—	—	—	—	(5)	(48)

Operating profit	2,758	2,711	165	37	(21)	(47)	(18)	(15)	(14)	(11)	11	10	2,881	2,685

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(16)	(17)	—	—	—	—	—	—	55	50	—	—	39	33
Other income (expenses) from investments													2	(34)
Finance income													3,464	1,537
Finance expenses													(4,462)	(2,619)

Profit before tax from continuing operations													1,924	1,602
Income tax expense													(682)	(647)

Profit from continuing operations													1,242	955
Profit (loss) from Discontinued operations /Non—current assets held for sale													(2)	(19)

Profit for the period													1,240	936
of which:
Profit attributable to owners of the Parent													1,211	959
Non-controlling interests													29	(23)

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Six months ended June 30,
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	Unaudited
	(millions of euros)
Revenues from equipment sales – third party	373	522	138	186	—	—	136	122	—	—	—	—	647	830
Revenues from equipment sales – intragroup	1	1	—	—	—	—	22	12	—	—	(23)	(13)	—	—

Total revenues from equipment sales	374	523	138	186	—	—	158	134	—	—	(23)	(13)	647	830
Revenues from services – third party	9,691	10,341	2,727	2,007	116	98	—	—	42	44	—	—	12,576	12,490
Revenues from services – intragroup	26	27	10	3	11	16	18	19	1	2	(66)	(67)	—	—

Total revenues from services	9,717	10,368	2,737	2,010	127	114	18	19	43	46	(66)	(67)	12,576	12,490
Revenues on construction contracts – third party	—	1	—	—	—	—	—	—	—	—	—	—	—	1

Total revenues on construction contracts	—	1	—	—	—	—	—	—	—	—	—	—	—	1
Total third party revenues	10,064	10,864	2,865	2,193	116	98	136	122	42	44	—	—	13,223	13,321
Total intragroup revenues	27	28	10	3	11	16	40	31	1	2	(89)	(80)	—	—

Total revenues by operating segment	10,091	10,892	2,875	2,196	127	114	176	153	43	46	(89)	(80)	13,223	13,321

CAPITAL EXPENDITURES BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	Six months ended June 30,
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	Unaudited
	(millions of euros)
Purchase of intangible assets	619	615	261	154	15	18	1	—	—	2	—	—	896	789
Purchase of tangible assets	868	989	246	134	6	6	2	2	3	2	—	—	1,125	1,133

Total capital expenditures	1,487	1,604	507	288	21	24	3	2	3	4	—	—	2,021	1,922

EMPLOYEES BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other Operations		Consolidated Total
	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009
	Unaudited		Unaudited		Unaudited		Unaudited		Unaudited		Unaudited
(number of employees)
Employees(*)	58,899	59,367	9,415	9,783	803	757	1,105	1,098	368	379	70,590	71,384

(*)	Employees at period end do not take into account the number of employees relating to Discontinued operations/Non-current assets held for sale.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009
	Unaudited		Unaudited		Unaudited		Unaudited		Unaudited		Unaudited		Unaudited
	(millions of euros)
Non-current operating assets	59,083	59,738	5,912	5,291	477	486	15	15	195	209	(26)	(35)	65,656	65,704
Current operating assets	6,779	6,075	1,826	1,515	128	125	248	217	19	34	(100)	(127)	8,900	7,839

Total operating assets	65,862	65,813	7,738	6,806	605	611	263	232	214	243	(126)	(162)	74,556	73,543
Investments accounted for using the equity method	29	45	—	—	—	—	—	1	498	389	—	—	527	435
Discontinued operations/Non-current assets held for sale													137	1,233
Unallocated assets													8,843	10,970

Total assets													84,063	86,181

Total operating liabilities	11,081	11,750	1,683	1,782	153	148	203	184	35	60	(116)	(148)	13,039	13,776
Liabilities directly associated with Discontinued operations/Non-current assets held for sale													41	967
Unallocated liabilities													42,749	44,318
Equity													28,234	27,120

Total equity and liabilities													84,063	86,181

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

b)	Reporting by geographical area:

	Revenues				Non-current operating assets
	Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
	Six months ended June 30,		Six months ended June 30,		As of June 30,	As of December 31,
	2010	2009	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(millions of euros)
Italy(A)	10,154	10,929	9,429	10,175	59,140	59,831
Abroad(B)	3,069	2,392	3,794	3,146	6,516	5,873

Total(A+B)	13,223	13,321	13,223	13,321	65,656	65,704

NOTE 22—RELATED PARTY TRANSACTIONS

There are no significant transactions with related parties, including intragroup transactions, which are non recurring or unusual and / or atypical in nature. Such transactions, when not dictated by specific laws, are in any case conducted at arm’s length.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the consolidated separate income statements, consolidated statements of financial position and consolidated statements of cash flows.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The effects on the individual line items of the separated consolidate income statements for the first six months of 2010 and 2009 (Restated) are as follows:

Separate consolidated income statement line items

Six months ended June 30, 2010

		Related parties
	Total	Associates and joint–ventures	Companies controlled by associates and joint–ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on line item
	Unaudited
	(millions of euros)
Revenues	13,223	62	14	403	—	—	479	—	479	3.6
Other income	104	1	—	3	—	—	4	—	4	3.8
Acquisition of goods and services	5,368	41	3	232	—	—	276	—	276	5.1
Employees benefits expenses	1,845	—	—	2	47	4	53	—	53	2.9
Finance income	3,464	—	—	184	—	—	184	—	184	5.3
Finance expenses	4,462	15	—	20	—	—	35	—	35	0.8

(*)	Other related parties through directors, statutory auditors and key managers.

Separate consolidated income statement line items

Six months ended June 30, 2009

		Related parties
	Total	Associates and joint–ventures	Companies controlled by associates and joint–ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	Unaudited
	(millions of euros)
Revenues	13,321	97	13	359	—	—	469	(16)	453	3.4
Other income	115	2	—	—	—	—	2	—	2	1.7
Acquisition of goods and services	5,600	50	4	248	—	—	302	(64)	238	4.3
Employees benefits expenses	1,903	—	—	2	48	7	57	—	57	3.0
Finance income	1,537	—	—	39	—	—	39	—	39	2.5
Finance expenses	2,619	16	—	194	—	—	210	—	210	8.0

Profit (loss) from Discontinued operations/non-current assets held for sale	(19)	—	—	(48)	—	—	(48)

(*)	Other related parties through directors, statutory auditors and key managers.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The effects on the individual line items of the consolidated statement of financial position at June 30, 2010 and at December 31, 2009 are as follows:

Consolidated Statement of financial position line items

At June 30, 2010

		Related parties
	Total	Associates and joint–ventures	Companies controlled by associates and joint–ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	Unaudited
	(millions of euros)
Securities, financial receivables and other non-current financial assets	2,828	—	—	199	—	—	199	—	199	7.0
Securities other than investments (Current assets)	1,361	—	—	9	—	—	9	—	9	0.7
Financial receivables and other current financial assets	375	—	—	17	—	—	17	—	17	4.5
Cash and cash equivalents	3,507	—	—	123	—	—	123	—	123	3.5
Discontinued operations/non-current assets held for sale of a financial nature	19	—	—	—	—	—	—	—	—	—
Non-current financial liabilities	36,184	208	—	237	—	—	445	—	445	1.2
Current financial liabilities	5,935	128	—	73	—	—	201	—	201	3.4
Miscellaneous receivables and other non-current assets	1,050	25	—	—	—	—	25	—	25	2.4
Trade and miscellaneous receivables and other current assets	8,637	69	4	246	—	—	319	—	319	3.7
Discontinued operations/non-current assets held for sale of a non-financial nature	118	—	—	—	—	—	—	—	—	—
Miscellaneous payables and other non-current liabilities	1,102	—	22	4	—	—	26	—	26	2.4
Trade and miscellaneous payables and other current liabilities	10,233	30	3	259	31	—	323	(3)	320	3.1

Liabilities directly associated with Discontinued operations/non-current assets held for sale of a non-financial nature	41	—	—	3	—	—	3

(*)	Other related parties through directors, statutory auditors and key managers.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Consolidated Statement of financial position line items

At December 31, 2009

		Related parties
	Total	Associates and joint–ventures	Companies controlled by associates and joint–ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	(millions of euros)
Securities, financial receivables and other non-current financial assets	1,119	—	—	48	—	—	48	—	48	4.3
Securities other than investments (Current assets)	1,843	—	—	—	—	—	—	—	—	—
Financial receivables and other current financial assets	1,103	—	—	22	—	—	22	—	22	2.0
Cash and cash equivalents	5,504	—	—	48	—	—	48	—	48	0.9
Discontinued operations/non-current assets held for sale of a financial nature	81	—	—	—	—	—	—	—	—	—
Non-current financial liabilities	36,797	221	—	254	—	—	475	—	475	1.3
Current financial liabilities	6,941	128	—	413	—	—	541	—	541	7.8
Liabilities directly associated with Discontinued operations/non-current assets held for sale of a financial nature	659	—	—	—	—	—	—	—	—	—
Miscellaneous receivables and other non-current assets	893	26	—	—	—	—	26	—	26	2.9
Trade and miscellaneous receivables and other current assets	7,462	120	6	163	—	—	289	(8)	281	3.8
Discontinued operations/non-current assets held for sale of a non-financial nature	1,152	—	—	8	—	—	8	—	—	—
Miscellaneous payables and other non-current liabilities	1,084	—	23	3	—	—	26	(1)	25	2.3
Trade and miscellaneous payables and other current liabilities	11,019	57	4	305	31	—	397	(32)	365	3.3

Liabilities directly associated with Discontinued operations/non-current assets held for sale of a non-financial nature	308	—	—	33	—	—	33

(*)	Other related parties through directors, statutory auditors and key managers.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The effects on the individual line items of the consolidated statement of cash flows for the first six months of 2010 and 2009 (Restated) are as follows:

Consolidated Statement of Cash flows line items

Six months ended June 30, 2010

		Related parties
	Total	Associates and joint–ventures	Companies controlled by associates and joint–ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	Unaudited
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	2,021	1	—	—	—	—	1	—	1	0.0
Dividends Paid	1,060	—	—	161	—	—	161	—	161	15.2

(*)	Other related parties through directors, statutory auditors and key managers.

Consolidated Statement of Cash flows line items

Six months ended June 30, 2009

		Related parties
	Total	Associates and joint–ventures	Subsidiaries of associates and joint–ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transaction of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	Unaudited
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	1,922	1	—	12	—	—	13	(12)	1	0.1
Dividend Paid	1,050	—	—	168	—	—	168	—	168	16.0
Cash flows from (used in) Discontinued operations/non-current assets held for sale	22	—	—	12	—	—	12	—	—	—

(*)	Other related parties through directors, statutory auditors and key managers.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

	As of June 30, 2010	As of June 30, 2009	Type of contract
	Unaudited
	(millions of euros)
Separate consolidated income statement line items
Revenues
• ETECSA	3	2	International telecommunications services, roaming and technical assistance
• LI.SIT. S.p.A.	3	11	Lombardy Region social health system information networking and telephone services
• Nordcom S.p.A.	1	—	Telephone, data network connections and applications software services, call center services
• Telbios S.p.A.	2	—	Supply of telephone services, ADSL, sale of equipment and property leases
• Teleleasing S.p.A.	52	83	Sale of equipment as per the 2000 collaboration agreement
• Other minor companies	1	1

Total revenues	62	97

Other income	1	2	Recovery of costs of personnel on secondment and recovery of costs for services rendered

Acquisition of goods and services
• ETECSA	31	42	International telecommunications services and roaming
• Nordcom S.p.A.	1	—	Purchase and development of computer solutions
• Telbios S.p.A.	2	2	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
• Teleleasing S.p.A.	2	3	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
• Tiglio I S.r.l.	2	2	Property leases
• Telecom Media News S.p.A.	2	—	Press agency services and supply of information content
• Other minor companies	1	1

Total acquisition of goods and services	41	50

Finance expenses	15	16	Interest expenses for finance leases with Teleleasing

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2010	As of December 31, 2009	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of financial position line items
Non current financial liabilities
• Teleleasing S.p.A.	207	220	Finance lease
• Tiglio I S.r.l.	1	1	Sale and leaseback transactions

Total non current financial liabilities	208	221

Current financial liabilities	128	128	Finance lease and treasury account with Teleleasing S.p.A.

Other Statement of financial position line items
Miscellaneous receivables and other non-current assets
• Aree Urbane S.r.l.	25	25	Non interest-bearing loan to shareholders
• LI.SIT. S.p.A.	—	1	Receivables representing the residual share premium paid

Total miscellaneous receivables and other non-current assets	25	26

Trade and miscellaneous payables and other current liabilities
• ETECSA	33	28	International telecommunications services, roaming and dividends collectible
• LI.SIT. S.p.A.	—	19	Lombardy Region social health system Information networking and telephone services
• Nordcom S.p.A.	1	1	Supply of data network connections and applications software
• Telbios S.p.A.	3	4	Supply of telephone services, ADSL lines, sale of equipment and property leases
• Teleleasing S.p.A.	30	65	Sale of equipment as per the 2000 collaboration agreement
• Telecom Media News S.p.A.	1	1	Property leases and telecommunications services
• Xtra Media Services B.V.	—	1	Internet connectivity services and custom operations
• Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	69	120

Trade and miscellaneous payables and other current liabilities
• ETECSA	5	7	Telecommunications services and roaming
• LI.SIT. S.p.A.	—	20	Deferred financial income on the information networking project of the Lombardy Region social health system
• Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets and professional services
• Nord.Com S.p.A.	1	1	Purchase and development of computer solutions
• Telbios S.p.A.	3	5	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
• Teleleasing S.p.A.	15	19	Purchase of goods sold under leasing arrangements with Telecom Italia customers as the 2000 collaboration agreement
• Telecom Media News S.p.A.	3	2	Press agency services and supply of information content
• Tiglio I S.r.l.	—	1	Property leases
• Other minor companies	2	1

Total trade and miscellaneous payables and other current liabilities	30	57

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2010	As of June 30, 2009	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of cash flows line items
Purchase of intangible and tangible assets on an accrual basis	1	1	Acquisition from other minor companies

Transactions with companies controlled by associates and joint ventures

The most significant amounts are summarized as follows:

	As of June 30, 2010	As of June 30, 2009	Type of contract
	Unaudited
	(millions of euros)
Separate consolidated income statement line items
Revenues	14	13	International telecommunications services and roaming; data, voice and supply of “IRU” transmission capacity; supply of advanced platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services to Telecom Argentina group

Acquisition of goods and services	3	4	International telecommunications services and roaming to Telecom Argentina group

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2010	As of December 31, 2009	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of financial position line items
Trade and miscellaneous receivables and other current assets	4	6	International telecommunications services and roaming; data, voice and supply of “IRU” transmission capacity services; supply of advances platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services to Telecom Argentina group

Miscellaneous payables and other non current liabilities	22	23	Medium/long-term portion of deferred income for the supply of “IRU” transmission capacity to Telecom Argentina group

Trade and miscellaneous payables and other current liabilities	3	4	International telecommunications services, roaming and the short-term portion of deferred income for the supply of “IRU” transmission capacity to Telecom Argentina group

At June 30, 2010, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 14 million euros (16 million euros at 12/31/2009), of which, on behalf of: Aree Urbane S.r.l. 5 million euros (11 million euros at 12/31/2009), ETECSA 7 million euros (3 million euros at 12/31/2009) and Telecom Media News S.p.A. 2 million euros (21 million euros at 12/31/2009).

Furthermore, weak comfort letters have also been provided for a total of 40 million euros (34 million euros at 12/31/2009) on behalf of ETECSA in respect of loans from suppliers.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Transactions with other related parties (through directors, statutory auditors and key managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting held on April 8, 2009 later confirmed this appointment.

On December 22, 2009, the director Stefano Cao resigned from the post of director. Consequently, the income statement transactions reported in the following tables include the income statement transactions with respect to the Edizione group from January 1, to March 31, 2009 and the Sintonia group from January 1, to December 22, 2009.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The most significant amounts are summarized as follows:

	As of June 30, 2010	As of June 30, 2009	Type of contract
	Unaudited
	(millions of euros)
Separate consolidated income statement line items
Revenues
• ATM group	1	—	Supply of personalized services and network business data
• Edizione group	—	3	Supply of telephone and data transmission services outsourced managed with dedicated assistance
• Generali group	29	25	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services for foreign holdings
• Intesa SanPaolo group	48	61	Telephone, data and international network services, ICT services, LAN network management and applications platform
• Mediobanca group	3	3	Telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	322	266	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
• Other minor companies and companies that are no longer related parties	—	1

Total revenues	403	359

Other income	3	—	Damage compensation from the Generali group

Acquisition of goods and services
• China Unicom group	—	2	International telecommunications services and roaming
• Edizione group	—	5	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and internet rights connected with sports events
• Generali group	13	12	Insurance premiums and property leases
• Intesa SanPaolo group	7	10	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
• Mediobanca group	1	1	Credit recovery activities
• Telefónica Group	211	218	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling

Total acquisition of goods and services	232	248

Employee benefits expenses	2	2	Non-obligatory employee insurance taken out with the Generali group

Finance income
• Intesa SanPaolo group	162	24	Bank accounts, deposits and hedging derivatives
• Mediobanca group	22	15	Bank accounts, deposits and hedging derivatives

Total Finance Income	184	39

Finance expenses
• Intesa SanPaolo group	10	181	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
• Mediobanca group	10	13	Term Loan Facility and Revolving Credit Facility and hedging derivatives

Total Finance expenses	20	194

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2010	As of December 31, 2009	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of financial position line items
Securities, financial receivables and other non-current financial assets
• Intesa SanPaolo group	150	43	Hedging derivatives
• Mediobanca group	49	5	Hedging derivatives

Total Securities, financial receivables and other non-current financial assets	199	48

Securities other than investments (current assets)
• Intesa SanPaolo group	7	—	Hedging derivatives
• Mediobanca group	2	—	Hedging derivatives

Total Securities other than investments (current assets)	9	—

Financial receivables and other current financial assets
• Intesa SanPaolo group	12	8	Hedging derivatives
• Mediobanca group	5	14	Hedging derivatives

Total Financial receivables and other current financial assets	17	22

Cash and cash equivalent	123	48	Bank accounts and deposits with Intesa Sanpaolo group

Non current financial liabilities
• Intesa SanPaolo group	175	192	Revolving Credit Facility, hedging derivatives, loans and financial lease liabilities
• Mediobanca group	62	62	Revolving Credit Facility and hedging derivatives

Total non current financial liabilities	237	254

Current financial liabilities
• Intesa SanPaolo group	72	344	Bank accounts, hedging derivatives, finance lease liabilities and other financial payables
• Mediobanca group	1	69	Hedging derivatives

Total current financial liabilities	73	413

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
• China Unicom group	1	1	Supply of international telecommunications services and roaming
• Generali group	32	26	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications products and services for foreign holdings
• Intesa SanPaolo group	124	51	Supply of telephone and data transmission services, ICT services, LAN network management and applications platform
• Mediobanca group	1	2	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	88	83	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software

Total trade and miscellaneous receivables and other current assets	246	163

Discontinued operations/non-current assets held for sale of a non-financial nature	—	8	Interconnection services and roaming of HanseNet GmbH (included in Discontinued operations) to the Telefónica group

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	As of June 30, 2010	As of December 31, 2009	Type of contract
	Unaudited
	(millions of euros)
Miscellaneous payables and other non-current liabilities	4	3	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group

Trade and miscellaneous payables and other current liabilities
• China Unicom group	1	1	International telecommunications services and roaming
• Generali group	3	—	Deferred income referring outsourcing of central and peripheral data networks and telephony systems
• Intesa SanPaolo group	190	213	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
• Mediobanca group	2	2	Credit recovery activities and factoring commissions
• Telefónica group	62	89	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
• Other minor companies and companies that are no longer related parties	1	—

Total trade and miscellaneous payables and other current liabilities	259	305

Liabilities directly associated with Discontinued operations/non-current assets held for sale of a non-financial nature	3	33	Interconnection services and roaming and other TLC services of Elettra S.p.A. included in non-current assets held for sale (for June 30, 2010) and of HanseNet GmbH included in Discontinued operations (for December 31, 2009) to Telefónica group

	As of June 30, 2010	As of June 30, 2009	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of Cash flows line items
Purchase of intangible and tangible assets on an accrual basis	—	12	Capitalization of costs connected with unbundling in Germany with Telefónica group

Sale of HanseNet Telekommunikation GmbH to the Telefónica group

On February 16, 2010, after having obtained the necessary authorizations from the competent authorities, the sale of HanseNet Telekommunikation GmbH to Telefónica group was finalized. HanseNet (an operator on the retail market of broadband services in Germany), was a 100%-owned subsidiary of Telecom Italia S.p.A. through the holding in Telecom Italia Deutschland Holding GmbH. The sales price of the company was based on the enterprise value of 900 million euros.

Details of the transaction are provided in the note “Discontinued operations/Non-current assets held for sale”.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

	As of June 30, 2010	As of June 30, 2009	Type of contract
	Unaudited
	(millions of euros)
Separate consolidated income statement line items
Employee benefits expenses			Contributions to pension funds
• Fontedir	7	7
• Telemaco	37	38
• Other Italian and foreign pension funds	3	3

Total employee benefits expenses	47	48

	As of June 30, 2010	As of December 31, 2009	Type of contract
	Unaudited
	(millions of euros)
Consolidated statement of financial position line items
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
• Fontedir	4	5
• Telemaco	25	25
• Other Italian and foreign pension funds	2	1

Total trade and miscellaneous payables and other current liabilities	31	31

***

Remuneration to key managers

In the first half of 2010, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 4.3 million euros (7.4 million euros in the first half of 2009), analyzed as follows:

	Six months ended June 30,
	2010	2009
	Unaudited
	(millions of euros)
Short-term remuneration	3.7	6.8
Share-based payments (*)	0.6	0.6

	4.3	7.4

(*)	This is the fair value of rights, accrued to June 30, 2010, under the Telecom Italia incentive plans (PSG and TOP 2008).

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:

Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.

Managers:

Oscar Cicchetti	Head of Technology & Operations
Stefano Ciurli	Head of Purchasing
Antonino Cusimano	Head of Corporate Legal Affairs
Luca Luciani	Director Chairman of Tim Brasil
Andrea Mangoni	Head of Administration, Finance and Control Head of International Business Chairman of Telecom Italia Sparkle S.p.A. (1)
Antonio Migliardi	Head of Human Resources and Organization
Marco Patuano	Head of Domestic Market Operations

(1)	To July 12, 2010.

NOTE 23—STOCK OPTION AND PERFORMANCE SHARE GRANTING PLANS

The stock option and “Performance Share Granting” plans in effect at June 30, 2010 and at December 31, 2009 are the following, respectively:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A. – renamed Telecom Italia S.p.A. – and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia S.p.A. ordinary shares;

•	free Telecom Italia ordinary share grants based on the effective period of participation in the plan by each of the grantees and the degree to which they have reached pre-fixed performance targets.

These plans are used by the Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

The changes between December 31, 2009 and June 30, 2010 in the stock option and “Performance Share Granting” Plans of Telecom Italia S.p.A. are described in the following paragraphs.

Stock Option Plans - Telecom Italia S.p.A

In the description of the stock option plans, in order to render the representation of the options homogeneous with that of the underlying subscribable shares and to facilitate their measurement on the basis of the relevant subscription prices, Telecom Italia S.p.A. has used the concept of “equivalent options”, which means a quantity of options equal to the number of ordinary shares actually subscribable of the current Telecom Italia S.p.A. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

The main features of the Telecom Italia S.p.A. stock option plans in effect at December 31, 2009 and at June 30, 2010 are summarized in the following tables.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Stock Option Plans (Date of shareholders’ meeting)	BoD Grant Date (Grantees)	Lot	Exchange Ratio (1)	Exercise Price of Options (2) (euros)	Exercise Price of Equivalent Options (3) (euros)	Original Grant		Exercise period		Equivalent Options Outstanding at:
						No. of Options	No. of Equivalent Options	from	to	12/31/2009	6/30/2010
2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single	1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	11,400,000	11,400,000

2002 Top Plan (6/12/2001- 5/26/2003)	2/13/2002 (16 Top Managers)	2° 3°	3.300871 3.300871	9.203 9.203	2.788052 2.788052	3,540,000 4,720,000	11,685,083 15,580,111	2/18/04 2/18/05	2/18/09 2/18/10	— 5,941,567	— —

2002 Plan granted in March (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	3/26/2002 (Managers of the Group)	2° 3°	3.300871 3.300871	9.665 9.665	2.928015 2.928015	8,987,400 11,983,200	29,666,248 39,554,997	3/3/04 3/3/05	3/3/09 3/3/10	— 16,929,390	— —

2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	8/1/2002 (Managers of the Group)	2° 3°	3.300871 3.300871	7.952 7.952	2.409061 2.409061	252,000 336,000	831,819 1,109,093	3/3/04 3/3/05	3/3/09 3/3/10	— 224,457	— —

2003-2005 Plan (10/10/2000 - 4/7/2005)	5/6/2002 (Managers and employees of the Group)	2° 3°	1.730000 1.730000	5.070 5.070	2.930636 2.930636	16,685,666 16,685,667	28,866,202 28,866,204	5/24/04 12/22/04	5/31/09 5/31/10	— 1,212,557	— —

Total										35,707,971	11,400,000

(1)	Number of Telecom Italia ordinary shares granted for the exercise of one option.
(2)	Original exercise price determined for the exercise of one option.
(3)	Subscription price of one Telecom Italia S.p.A. ordinary share coming from the exercise of one equivalent option.

Information on the changes during the first half of 2010 in the Telecom Italia S.p.A. stock option plans is as follows:

•	“Stock Option 2002 Top Plan”: on February 18, 2010, the terms for exercising the remaining options expired.

•	“Stock Option 2002 Plan”: on March 31, 2010, the terms for exercising the remaining options expired.

•	“Stock Option Plans 2003-2005”: on May 31, 2010, the terms for exercising the remaining options expired.

During the first half of 2010, no stock options were exercised.

The market value of Telecom Italia ordinary shares at June 30, 2010 and at December 31, 2009 was respectively 0.9161 euros and 1.0920 euros, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

Aggregate movements in all Telecom Italia stock option plans from December 31, 2009 to June 30, 2010 are presented in the following table.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

	Number of Equivalent Options	Weighted Average Price per Equivalent Option
	Unaudited
		(Euros)
Options outstanding at December 31, 2009	35,707,971	2.59

Of which: Options exercisable at December 31, 2009	24,307,971	2.89
Granted during the period	—	—
Exercised during the period	—	—
Forfeit (1) during the period	—	—
Lapsed (2) during the period	(1,152,662)	2.93
Expired (3) during the period	(23,155,309)	2.89

Options outstanding at June 30, 2010	11,400,000	1.95

Of which: Options exercisable at June 30, 2010	—	—

(1)	These equivalent options are forfeit since they could no longer be exercised as a result of failure to reach performance targets.
(2)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).
(3)	These equivalent options expired since they were not exercised during the stated period.

The following tables present, with reference to the Telecom Italia stock option plans existing at June 30, 2010 and December 31, 2009, grouped by the exercise price range, the residual weighted average life and the weighted average grant price of the equivalent options:

	Equivalent options outstanding at June 30, 2010			Equivalent options exercisable at June 30, 2010
Range of Prices (Euros)	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
Unaudited
		(years)	(Euros)		(Euros)
1.95	11,400,000	3.79	1.95	—	—

	11,400,000			—

	Equivalent options outstanding at December 31, 2009			Equivalent options exercisable at December 31, 2009
Range of Prices (Euros)	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
		(years)	(Euros)		(Euros)
1.95	11,400,000	4.29	1.95	—	—
2.41	224,457	0.17	2.41	224,457	2.41
2.78-2.94	24,083,514	0.18	2.89	24,083,514	2.89

	35,707,971			24,307,971

Performance Share Granting Plan – Telecom Italia S.p.A.

Information on the changes during the first half of 2010 in the Telecom Italia S.p.A. Performance Share Granting Plan is presented below.

The situation at June 30, 2010 shows that the number of shares which could potentially be effectively granted based on the rights attributed is equal to 10,912,200, while the number at December 31, 2009 was equal to 11,224,600.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The fair value of the rights of the Performance Share Granting Plan had originally been determined as a total of 2,593 thousand euros. During 2010, new rights were granted and others were forfeit; consequently, the fair value at June 30, 2010 – equal to 2,581 thousand euros, of which 202 thousand euros referring to the new rights issued on January 1, 2010 and 2,379 thousand euros referring to the remaining rights previously granted and forfeit - will be recognized in equity over the vesting period of the rights with a corresponding entry to “employees benefits expenses”. The charge to the 2010 first half separate consolidated income statement is equal to 520 thousand euros.

The unit fair value of the rights granted under the “Performance Share Granting” plan was calculated at the grant date of January 1, 2010 by applying the Montecarlo method and using the following calculation parameters:

•	exercise price: equal to zero;

•

current price: in compliance with regulations, for Telecom Italia this is represented by the average of the share trading prices for the month of June 2009 equal to 0.96168 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices of June 2009 equal to 214.01 euros;

•	volatility TI: historical volatility values of one year were assumed, taken over the 1.5 previous years equal to 37.781%;

•	option period: two years from June 30, 2009 to June 30, 2011;

•	expected dividends: dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share);

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, that is, 1.2742%.

NOTE 24—OTHER INFORMATION

a) Exchange rates used to translate foreign currency financial statements (*)

	Period—end exchange rates (statements of financial position)		Average exchange rates for the Period (income statement and statements of cash flows)
(Local Currency against 1 Euros)	At June 30, 2010	At December 31, 2009	As of June 30, 2010	As of June 30, 2009

Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	25.69100	26.47300	25.73356	27.13152
HUF Hungarian Forint	286.00000	270.42000	271.68738	289.79938
CHF Swiss Franc	1.32830	1.48360	1.43591	1.50583
TRY Turkish Lira	1.94000	2.15470	2.02163	2.15132
GBP Pound Sterling	0.81745	0.88810	0.87000	0.89454
RON New Romanian Leu	4.37000	4.23630	4.14944	4.22955
North America
U.S. Dollar	1.22710	1.44060	1.32683	1.33316
Latin America
VEF Venezuelan Bolivar	3.18647	3.09340	3.41576	2.86269
BOB Bolivian Boliviano	8.61424	10.11300	9.31804	9.36376
PEN Peruvian Nuevo Sol	3.46852	4.16189	3.77559	4.13683
ARS Argentinean Peso	4.82551	5.46185	5.13422	4.84920
CLP Chilean Peso	671.33200	730.74400	695.91634	780.97343
COP Colombian Peso	2,355.29000	2,943.76000	2,584.85543	3,089.53656
MXN Mexican Peso	15.73630	18.92230	16.81108	18.44074
BRL Brazilian Real	2.21062	2.50837	2.38434	2.92345
Other countries
ILS Israeli Shekel	4.76689	5.45452	4.98714	5.41155

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

b) Research and development

In the first half of 2010, expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	As of June 30,
	2010	2009
	Unaudited
	(millions of euros)
Research and development costs expensed during the period	22	43
Development costs capitalized	328	330

Total research and development costs (expensed and capitalized)	350	373

Moreover, in the separate consolidated income statement for the first half of 2010 amortization charges are recorded for development costs, capitalized during the period and in prior periods, for an amount of 418 million euros.

NOTE 25—EVENTS SUBSEQUENT TO JUNE 30, 2010

Employee Stock Ownership

On July 29, 2010, 27,056,139 Telecom Italia ordinary shares were issued (equal to 0.20% of the share capital of the class and equal to 87% of the maximum amount of 31,000,000 ordinary shares approved by the board of directors on May 6, 2010, in execution of the mandate received from the shareholders’ meeting on April 29, 2010).

Ordinary shares were offered to employees from June 28, to July 9, 2010 and more than 9,000 employees accepted (equal to about 16% of those entitled). The ordinary shares have been offered at a subscription price of 0.84 euros corresponding to the arithmetic mean of the trading prices of Telecom Italia ordinary shares recorded from May 25, 2010 to June 25, 2010 on the Mercato Telematico Azionario (electronic stock market), discounted by 10%.

After this operation, the total quantity of Telecom Italia ordinary shares issued is equal to 13,407,963,078 and Telecom Italia share capital is 10,688,746,056,45 euros.

Long Term Management Incentive Plan

The Long Term Incentive Plan 2010-2015 also commenced on July 29, 2010. The plan was approved by the shareholders’ meeting held on April 29, 2010 and is reserved for a chosen number of management who are not already the grantees of other long-term incentive plans.

The LTI 2010-2015 Plan calls for granting managers, who received a cash bonus for their three-year performance (2010-2012) measured against pre-set targets, the possibility of investing 50% of the bonus in new ordinary shares. The subscription price is based on the share market value at the time of the offering. The maximum equivalent amount of the reserved capital increase will be equal to 4,377,300 euros.

The grantees who retain those subscribed shares for two years, subject to maintaining an employment relationship with Telecom Italia or other companies of the Group, in 2015 will be attributed profits under art. 2349 of the Italian Civil Code through the issue of free shares to be attributed in a ratio of one matching share for every subscribed share.

BBNed

On July 16, 2010, the Telecom Italia Group announced that it had reached an agreement for the sale of BBNed to Tele2.

The decision to sell is in line with the Telecom Italia Group’s objective to reposition itself in the core markets; this will not have an appreciable impact on the separate consolidated income statement of the Group.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

The price negotiated on the sale was an enterprise value of about 50 million euros.

The conclusion of the sale is subject to the approval of the Antitrust Authority of the Netherlands.

Telecom Italia Sparkle – update on alleged VAT fraud

On July 7, 2010, the Revenue Agency – Lazio Regional Office – having taken note of the matters raised by the Finance Police, served Telecom Italia Sparkle with a notice of an assessment with which it disputed the non-deductibility of VAT for a total amount of about 298 million euros, plus interest and penalties.

On July 19, 2010, a payment was made for a total of 418 million euros to the Revenue Agency. The Telecom Italia Group, after an in-depth review, also in light of opinions obtained from respected professionals, decided to pay the penalties at a reduced amount (25% instead of 100% of the amount levied) and the entire amount of VAT considered non-deductible and the related interest.

It should be recalled that, with a view towards settling the charges before litigation, in the 2009 financial statements this amount was already covered by a specific provision (about 421 million euros). As concerns this payment, the company is evaluating the scenarios and the initiatives to protect its interests; in the meantime, Telecom Italia Sparkle has filed an appeal to revoke the seizure as a precautionary measure of the sum of 298 million euros (corresponding to the “VAT receivable unlawfully deducted for the tax years relating to the alleged illegal activities under investigation”) ordered by the Rome court in February 2010. Such appeal was upheld on August 5, 2010 and, as a result, the restitution of such sums has been arranged, except for 10 million euros which will remain seized for precautionary reasons in connection with the criminal case in progress.

Telecom Italia Sparkle will also take steps for the restitution of the bank guarantee provided to the Financial Administration for the amount of about 123 million euros. Such guarantee, in any case, should be considered as lapsed owing to the payment made by Telecom Italia Sparkle to the Financial Administration.

Additional details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

Trade Union Agreement

On August 4, 2010, the final agreement was reached with the Trade Unions at the Ministry of Economic Development in the presence of the Minister for Work and Social Policy and the Deputy Minister for Economic Development relating to the employment levels for the years of the 2010-2012 Business Plan, in line with what is called for in the plan itself.

The agreement, which establishes efficiencies in economic terms in line with what was indicated in the Strategic Plan (efficiencies between 2009 – 2012 for a difference of 400 million euros) mainly calls for the adoption of tools of a structural nature – voluntary lay-offs – and will enable the Telecom Italia Group to obtain and increase the benefits regarding labor costs beyond the period of the Strategic Plan.

During 2010, a net provision charge will be made for an estimated amount of about 240 million euros. Such charge will not have impacts on the guidance provided to the market.

Argentina

During the Telecom Italia board of directors meeting held on August 5, 2010, all the hypotheses considered during the last few months for increasing the value of the Argentine asset were examined, including that of selling the investment. Following these analyses, the board identified the best possibility as being an agreement with the W de Argentina Inversiones SL group, the local shareholder holding a 50% stake in Sofora Telecomunicaciones S.A., which will strengthen the already existing partnership and close all the litigation among the shareholders (detailed in the Note “Contingent liabilities, other information, commitments and guarantees”).

The agreement reinforces the key principles of the partnership and the role of Telecom Italia in Argentina. The agreement also includes certain changes to the governance of the partnership which Telecom Italia believes could represent a positive solution to the problems raised by the Argentine authorities. The renewed collaboration with Los W will enable the Telecom Italia Group to evaluate all the alternatives concerning its future in the country.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Aree Urbane S.r.l.

Aree Urbane S.r.l. is a company operating in the real estate sector in which stakes are held by the Telecom Italia Group (32.62%), Pirelli&C. Real Estate (34.60%), Pirelli&C. (0.28%) and Marzotto (32.50%). The company currently owns 15 industrial sites and was established in 2002 for the purpose of conducting activities to develop and increase the value of the assets, acting through urban planning projects, managing their progress with the local institutions and their successive sale. The company is structurally in a loss position and the persisting slump in the real estate market has, in effect, considerably lengthened the development times for the individual projects and slowed the sales of the assets.

As at May 31, 2010, the equity of the company was negative by approximately 400,000 euros and, accordingly, a meeting of the shareholders was called to approve a resolution to reduce share capital and to simultaneously increase share capital for an amount not below the minimum required by law. The shareholders’ meeting was unable to vote on the resolution pursuant to art. 2482 ter of Italian Civil Code due to the absence of the shareholder Marzotto since the existing bylaws establish that a resolution to increase share capital against payment, in either the first or the second call, must be passed by a number of shareholders representing at least 75% of share capital. This being the case for the dissolution of the company, a shareholders’ meeting was called for August 31, 2010 to appoint one or more liquidators.

NOTE 26—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by

PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN (ITALY)	EUR	10,673,865,180

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT
FLAGSHIP STORE MILANO 1 S.r.l.	MILAN	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE ROMA 1 S.r.l.	ROME	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

H.R. SERVICES S.r.l.	L’AQUILA	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(planning, development and supply of training services)	(ITALY)

I.T. TELECOM S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(software development and software consulting)	(ROME –ITALY)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ	BOB	6,730,600	99.9985		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(installation and maintenance of submarine cable systems)	(BOLIVIA)			0.0015		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LATIN AMERICAN NAUTILUS Ltd
(holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	12,781,934,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(CHILE)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240,225,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(COLOMBIA)

LATIN AMERICAN NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(installation and maintenance of submarine cable systems)	(IRELAND)

LATIN AMERICAN NAUTILUS MEXICO S.A.	MEXICO D.F.	MXN	100,000	99.9999		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(MEXICO)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	56,865,179	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(PERÙ)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(VENEZUELA)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LOQUENDO S.p.A.	TURIN	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.
(research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	(ITALY)

MATRIX S.p.A.	MILAN	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.
(internet services)	(ITALY)

MED-1 (NETHERLANDS) B.V.	AMSTERDAM	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd
(holding company)	(THE NETHERLANDS)

MED-1 ITALY S.r.l.	ROME	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
(installation and management submarine cable systems in Italian seas)	(ITALY)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of cable Lev)	(ISRAEL)

MEDITERRANEAN NAUTILUS BV	AMSTERDAM	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS Ltd
(holding company)	(THE NETHERLANDS)

MEDITERRANEAN NAUTILUS BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(telecomunications services)	(BULGARIA)

MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.
(installation and maintenance of submarine cable systems)	(GREECE)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(telecommunications services, installation and management of submarine cable systems)	(ISRAEL)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(installation and management of submarine cable systems)	(ITALY)

MEDITERRANEAN NAUTILUS Ltd	DUBLIN	USD	153,259	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(telecommunications services, installation and management of submarine cable systems)	(IRELAND)

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI	ISTANBUL	TRY	5,639,065	99.9996		MEDITERRANEAN NAUTILUS B.V.
(telecommunications services)	(TURKEY)			0.0001		MEDITERRANEAN NAUTILUS Ltd
				0.0001		MEDITERRANEAN NAUTILUS ITALY S.p.A.
				0.0001		MEDITERRANEAN NAUTILUS ISRAEL Ltd
				0.0001		MEDITERRANEAN NAUTILUS GREECE S.A.

OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

PATH.NET S.p.A.	ROME	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)

SHARED SERVICE CENTER S.r.l.	ROME	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services)	(ITALY)

TECNOSERVIZI MOBILI S.r.l.	ROME	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.
(management of movable assets)	(ITALY)

TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES- SCARL	MILAN	EUR	2,750,000	81.8182		TELECOM ITALIA S.p.A.
(internal auditing for the Telecom Italia Group)	(ITALY)			18.1818		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(THE NETHERLANDS)

TELECOM ITALIA SAN MARINO S.p.A.	ROVERETA-FALCIANO	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services in San Marino)	REPUBLIC OF SAN MARINO			0.0001		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

TELECOM ITALIA SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

TELECOM ITALIA SPARKLE EST S.R.L.	BUCHAREST	RON	1,318,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(RUMANIA)

TELECOM ITALIA SPARKLE HUNGARY K.F.T.	BUDAPEST	HUF	2,860,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HUNGARY)

TELECOM ITALIA SPARKLE LUXEMBOURG S.A.	LUXEMBOURG	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(holding company)	(LUXEMBOURG)

TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunication services management)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TELECONTACT CENTER S.p.A.	NAPLES	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A.	B.GO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephony services)	REPUBLIC OF SAN MARINO

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electrical energy)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of systems for encrypted crypto’s telecommunications)	(ITALY)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TI BELGIUM S.P.R.L. – B.V.B.A	BRUSSELS	EUR	3,000,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)

TI GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)

TI SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)

TI UNITED KINGDOM Ltd	LONDON	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(UK)

TIS France S.A.S.	PARIS	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and maintenance of telecommunication services for fixed network and relating activities)	(FRANCE)

TLC COMMERCIAL SERVICES S.r.l.	ROME	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(purchase and management of financial investments focused on the sale of products and services in the field of telecommunications and ICT)	(ITALY)

TMI – TELEMEDIA INTERNATIONAL Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(UK)

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	SAO PAULO	BRL	8,909,639	100.0000		TMI – TELEMEDIA INTERNATIONAL Ltd
(telecommunications services)	(BRAZIL)

BRAZIL BUSINESS UNIT
INTELIG TELECOMUNICAÇOES LTDA	RIO DE JANEIRO	BRL	3,279,157,267	99.9999		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)			0.0001		TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	6,067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(BRAZIL)

TIM CELULAR S.A.	SAO PAULO	BRL	7,731,647,115	100.0000		TIM PARTICIPAÇÕES S.A.
(mobile telephony operator)	(BRAZIL)

TIM PARTICIPAÇOES S.A.	RIO DE JANEIRO	BRL	8,149,096,024	66.2686		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(holding company)	(BRAZIL)

MEDIA BUSINESS UNIT
BEIGUA S.r.l.	ROME	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

MTV ITALIA S.r.l.	ROME	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
(services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	(ITALY)

MTV PUBBLICITA’ S.r.l.	MILAN	EUR	10,400	100.0000		MTV ITALIA S.r.l.
(advertising agency)	(ITALY)

TELECOM ITALIA MEDIA BROADCASTING S.r.l.	ROME	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

TELECOM ITALIA MEDIA S.p.A.	ROME	EUR	212,188,324	75.1714	74.4553	TELECOM ITALIA S.p.A.
(development and sale of products in the field of the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	(ITALY)			2.2471	2.2557	TELECOM ITALIA FINANCE S.A.

OLIVETTI BUSINESS UNIT
ADVALSO S.p.A.	IVREA	EUR	500,000	100.0000		OLIVETTI S.p.A.
(planning, production and servicing of telecommunication services and product)	(TURIN – ITALY)

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment and holding company)	(GERMANY)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI ENGINEERING S.A.	YVERDON LES BAINS	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.
(product research and development based on ink-jet technology)	(SWITZERLAND)

OLIVETTI ESPANA S.A.	BARCELONA	EUR	1,229,309	99.9912		OLIVETTI S.p.A.
(sale and maintenance of office equipment, consulting and telematic network management)	(SPAIN)

OLIVETTI FRANCE S.A.	PUTEAUX	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment and software)	(FRANCE)

OLIVETTI I-JET S.p.A.	ARNAD	EUR	15,000,000	100.0000		OLIVETTI S.p.A.
(manufacture and sale of products and accessories for office equipment)	(AOSTA – ITALY)

OLIVETTI S.p.A.	IVREA	EUR	83,500,000	100.0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and accessories for office equipment)	(TURIN – ITALY)

OLIVETTI UK Ltd.	MILTON KEYNES	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(UK)

TIESSE S.c.p.A.	ROME	EUR	103,292	61.0000		OLIVETTI S.p.A.
(installation and assistance for electronic, computer, telematic and telecommunications equipment)	(ITALY)

OTHER OPERATIONS
BRASILCO S.r.l. (in liquidation)	MILAN	EUR	10,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(ITALY)

EMSA Servizi S.p.A. (in liquidation)	ROME	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services management)	(ITALY)

ETI – EURO TELECOM INTERNATIONAL N.V.	AMSTERDAM	EUR	50,050	100.0000		ICH – INTERNATIONAL COMMUNICATION HOLDING N.V.
(holding company)	(THE NETHERLANDS)

ICH – INTERNATIONAL COMMUNICATION HOLDING N.V.	AMSTERDAM	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(THE NETHERLANDS)

OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(TURIN – ITALY)

OLIVETTI GESTIONI IVREA S.r.l.	IVREA	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services)	(TURIN – ITALY)

OLIVETTI HOLDING B.V.	AMSTERDAM	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.
(finance company)	(THE NETHERLANDS)

PURPLE TULIP B.V.	AMSTERDAM	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(THE NETHERLANDS)

SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A.	TURIN	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(ITALY)

TECO SOFT ARGENTINA S.A. (in liquidation)	BUENOS AIRES	ARS	12,000	100.0000		TELECOM ITALIA S.p.A.
(design, development and sale of software)	(ARGENTINA)

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(GERMANY)

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(THE NETHERLANDS)

TELECOM ITALIA LATAM S.A.	SAO PAULO	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
(telecommunications and promotional services)	(BRAZIL)

TIAUDIT COMPLIANCE LATAM S.A.	RIO DE JANEIRO	BRL	1,500,000	69.9996		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES–SCARL
(internal auditing)	(BRAZIL)			30.0002		TIM BRASIL SERVICOS E PARTICIPACOES S.A.

SUBSIDIARIES CONSOLIDATED HELD FOR SALE
BBEYOND B.V.	HOOFDDORP	EUR	18,000	100.0000		BBNED N.V.
(telecommunications services)	(THE NETHERLANDS)

BBNED N.V.	HOOFDDORP	EUR	82,430,000	99.9939		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)	(THE NETHERLANDS)			0.0061		BBNED N.V.

ELETTRA TLC S.p.A.	ROME	EUR	10,329,200	70.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(services rendered in connection with submarine cable systems for telecommunications)	(ITALY)

INTERNLNET B.V.	NIJMEGEN	EUR	39,960	100.0000		BBNED N.V.
(internet services)	(THE NETHERLANDS)

Unaudited Interim Consolidated Financial Statements	Notes to the Unaudited Interim Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by

Associated and joint ventures accounted for using the equity method

AREE URBANE S.r.l.	MILAN	EUR	100,000	31.6500		TELECOM ITALIA S.p.A.
(real estate)	(ITALY)			0.9700		TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance mediation)	(ITALY)

BALTEA S.r.l.	IVREA	EUR	100,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and computer and telecommunications services)	(TURIN – ITALY)

BROAD BAND SERVICE S.p.A. (in liquidation)	SERRAVALLE	EUR	77,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.
(production and sales of multimedia services)	REPUBLIC OF SAN MARINO

CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation)	NAPLES	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO E O (in liquidation)	ROME	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO TEMA MOBILITY	TURIN	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
(marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	(ITALY)

CONSORZIO TURISTEL (in liquidation)	ROME	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.
(online tourism services)	(ITALY)

CRIAI S.c.r.l.-CONS. CAMPANO DI RICERCA PER L’INFORMATICA E L’AUTOMAZIONE INDUSTRIALE	NAPLES	EUR	589,258	47.9327		TELECOM ITALIA S.p.A.
(delivery of services in the IT and industrial automation fields)	(ITALY)

Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA	HAVANA	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)	(CUBA)

IM.SER S.p.A.	MILAN	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998		TELECOM ITALIA FINANCE SA
(technological platforms for the development of mobile Internet services)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

OCN-TRADING S.r.l. (in liquidation)	IVREA	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.
(trading company)	(TURIN – ITALY)

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	32.5000		TELECOM ITALIA S.p.A.
(holding company)	(ARGENTINA)			17.5000		TELECOM ITALIA INTERNATIONAL N.V.

TELBIOS S.p.A.	MILAN	EUR	355,994	34.4705		TELECOM ITALIA S.p.A.
(technological services supporting the health sector)	(ITALY)

TELECOM MEDIA NEWS S.p.A.	ROME	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)	(ITALY)

TELELEASING – LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A.	MILAN	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.
(financial leasing of real estate and other assets)	(ITALY)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l.	MILAN	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

Signature Page

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.
(Registrant)

By:	/S/ ANDREA MANGONI
Name:	Andrea Mangoni
Title:	Chief Financial Officer

Date: October 12, 2010